UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-232333) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•          “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•          “BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “BBVA USA” means BBVA USA Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Consolidated Financial Statements”  means our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (each as defined herein).

•          “Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

•          “Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and June 30, 2019 prepared in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”).

•          “2019 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on February 28, 2020.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this interim report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•          4B. “Business Overview”,

•          4E. “Selected Statistical Information”, and

•          5. “Operating and Financial Review and Prospects”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”,  “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2019 Form 20-F, and the following, among others:

•          the impact of the coronavirus (COVID-19) pandemic and the measures adopted by governments and the private sector in connection therewith on our business and the economy;

•          political, economic and business conditions in Spain, the EU, Latin America, Turkey, the United States and the other geographies in which we operate;

•          our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, liquidity and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union and an EU capital markets union;

•          the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          the political, economic and regulatory impacts related to the United Kingdom’s withdrawal from the EU and the future relationship between the United Kingdom and the EU;

•          adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico, the United States and Turkey;

•          the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation of us or our competitors, and our ability to implement technological advances;

•          changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•          adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the repatriation of dividends, international ownership legislation, interest rate caps and tax policies;

•          our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) through the extraordinary measures adopted in connection with the COVID-19 pandemic, and our ability to receive dividends and other funds from our subsidiaries;

•          our ability to hedge certain risks economically;

•          downgrades in our credit ratings or in Spain’s credit ratings;

•          the success of our acquisitions, divestitures, mergers, joint ventures and strategic alliances;

•          our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•          the performance of our international operations and our ability to manage such operations;

•          weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

•          weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;

•          security breaches, including cyber-attacks and identity theft;

•          the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;

•          actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•          uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;

•          our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•          force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), which replaced Circular 4/2004 of December 22, 2004, on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) for financial statements relating to periods ended January 1, 2018 or thereafter.

There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented. The Unaudited Condensed Interim Consolidated Financial Statements included in this report on Form 6-K are in compliance with IAS 34 as issued by the IASB, and adopted by the EU and required to be applied under the Bank of Spain’s Circular 4/2017.

For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2019 Form 20-F and Note 2.2.1 to our Consolidated Financial Statements.

The financial information as of December 31, 2019 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date in our previously filed reports, including the 2019 Form 20-F, as a result of the modifications referred to below under “—Hyperinflationary economies”.

The financial information for the six months ended June 30, 2019 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information for such period in our previously filed reports, as a result of the modifications referred to below under “—IFRS 9 – Collection of interest on impaired financial assets”.

Hyperinflationary economies

Considering the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change which involves recording the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros in the line item “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheet. In order to make the information as of December 31, 2019 comparable with information as of June 30, 2020, the former has been restated by reclassifying €2,985 million from “Shareholders’ funds – Retained earnings” and €6 million from “Shareholders’ funds – Other reserves” to “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation”.

The reclassification has been recorded as “Effect of changes in accounting policies” under the balance as of January 1, 2019 in the consolidated statement of changes in equity for the six-month period ended June 30, 2019.

IFRS 9 – Collection of interest on impaired financial assets

As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented since 2020 as reductions in credit-related write-offs whereas previously they were included as interest income. In order to make the information for the six months ended June 30, 2019 comparable with the information for the six months ended June 30, 2020, the unaudited condensed interim consolidated income statement for the six months ended June 30, 2019 has been restated by recognizing a €45 million reduction in the heading “Interest and other income” and a €45 million increase in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification”. This reclassification has had no impact on the profit for the period for the six months ended June 30, 2019 or on the consolidated total equity as of June 30, 2019.

Intra-group reallocations

Following the publication of our unaudited condensed interim consolidated financial statements as of and for the six months ended June 30, 2019, certain balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the six months ended June 30, 2019 comparable with the information as of and for the six months ended June 30, 2020, figures as of and for the six months ended June 30, 2019 have been revised in conformity with these intra-group reallocations.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•          Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•          Unless otherwise stated, any reference to loans refers to both loans and advances.

•          Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•          Certain numerical information in this interim report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

•          Information has not been annualized except where explicitly stated.

3A. SELECTED INTERIM CONSOLIDATED FINANCIAL DATA

The historical financial information set forth below has been extracted from, and should be read together with, the Unaudited Condensed Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six months ended June 30,
	2020	2019 (1)	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data)
Consolidated Statement of Income Data
Interest and other income	13,228	15,633	(15.4)
Interest expense	(4,574)	(6,691)	(31.6)
Net interest income	8,653	8,941	(3.2)
Fee and commission income	3,325	3,661	(9.2)
Fee and commission expense	(1,024)	(1,191)	(14.1)
Net gains (losses) on financial assets and liabilities (2)	790	408	93.6
Other operating income	230	337	(31.7)
Other operating expense	(848)	(995)	(14.8)
Income from insurance and reinsurance contracts	1,307	1,547	(15.6)
Expense from insurance and reinsurance contracts	(765)	(983)	(22.2)
Gross income	12,045	11,944	0.8
Administration costs	(4,746)	(5,084)	(6.6)
Depreciation and amortization	(766)	(790)	(3.1)
Provisions or reversal of provisions	(541)	(261)	107.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,146)	(1,731)	139.5
Net operating income	1,846	4,077	(54.7)
Impairment or reversal of impairment of investments in joint ventures and associates	(60)	-	n.m. (5)
Impairment or reversal of impairment on non-financial assets	(2,149)	(44)	n.m. (5)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	4	8	(49.9)
Negative goodwill recognized in profit or loss	-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(9)	11	n.m. (5)
Operating profit / (loss) before tax	(368)	4,052	n.m. (5)
Tax (expense) or income related to profit or loss from continuing operations	(455)	(1,136)	(60.0)
Profit / (loss) from continuing operations	(823)	2,916	n.m. (5)
Profit / (loss) attributable to parent company	(1,157)	2,442	n.m. (5)
Profit attributable to non-controlling interests	333	475	(29.7)
Per share/ADS(3) Data
Profit from continuing operations	(0.12)	0.44
Diluted profit attributable to parent company (4)	(0.20)	0.34
Basic profit attributable to parent company	(0.20)	0.34
Dividends declared (In Euros)	-	-
Dividends declared (In U.S. dollars)	-	-
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580

(1)   Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)  Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(3)  Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(4)  Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, including the average estimated number of shares to be issued upon conversion of other securities, excluding the weighted average number of treasury shares during the period (6,668 million shares for the six months ended June 30, 2020 and June 30, 2019).

(5)  Not meaningful.

	As of and for the six months ended June 30,	As of and for the year ended December 31,	As of and for the six months ended June 30,
	2020	2019	2019
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	753,824	698,690	697,626
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	450,222	439,162	430,930
Financial liabilities at amortized cost - Customer deposits	402,184	384,219	375,104
Debt certificates	68,623	68,619	66,677
Non-controlling interest	5,836	6,201	5,839
Total equity (net assets)	49,555	54,925	54,690
Consolidated ratios
Certain ratios:
Net interest margin (1)	1.19%	2.61% (2)	1.31% (2)
Equity to assets ratio (3)	6.6%	7.9%	7.8%
Credit quality data
Loan loss reserve (4)	13,588	12,427	12,174
Loan loss reserve as a percentage of financial assets at amortized cost	3.02%	2.83%	2.83%
Non-performing asset ratio (NPA ratio) (5)	3.68%	3.79%	3.84%
Impaired loans and advances to customers	15,637	15,954	16,009
Impaired loan commitments and guarantees to customers (6)	702	731	707
	16,339	16,684	16,716
Loans and advances to customers at amortized cost (7)	400,764	394,763	389,306
Loan commitments and guarantees to customers	42,948	45,952	45,650
	443,711	440,714	434,955

(1)  Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2020 and June 30, 2019, respectively, net interest income is annualized by multiplying the net interest income for the period by two.

(2)  Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(3)  Represents average total equity over average total assets.

(4)  Represents loss allowance on loans and advances at amortized cost.

(5)  Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.

(6)  We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would generally be lower for the periods covered, amounting to 3.52% as of June 30, 2020, 3.62% as of December 31, 2019 and 3.68% as of June 30, 2019.

(7)  Includes impaired loans and advances.

4B. Business Overview

The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.

For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. During the six months ended June 30, 2020, the number of digital and mobile customers and the volume of digital sales continued to increase.

In 2019, the Group adopted a common global brand through the unification of the BBVA brand as part of its efforts to offer a unique value proposition and a homogeneous customer experience in the countries in which the Group operates.

Operating Segments

Set forth below are the Group’s current six operating segments:

•       Spain;

•       The United States;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles.

The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2020 and December 31, 2019 was as follows:

	As of June 30, 2020	As of December 31, 2019
	(In Millions of Euros)
Spain	419,475	365,380
The United States	101,118	88,529
Mexico	103,671	109,079
Turkey	63,525	64,416
South America	57,891	54,996
Rest of Eurasia	26,805	23,257
Subtotal Assets by Operating Segment	772,485	705,656
Corporate Center and adjustments (1)	(18,661)	(6,967)
Total Assets BBVA Group	753,824	698,690

(1)  Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2020 and June 30, 2019:

	Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2020	2019	2020	2019
	(In Millions of Euros)		(In percentage)
Spain	88	734	7.0	24.0
The United States	26	297	2.0	9.7
Mexico	654	1,287	51.9	42.1
Turkey	266	282	21.2	9.2
South America	159	404	12.6	13.2
Rest of Eurasia	66	55	5.3	1.8
Subtotal operating segments	1,259	3,058	100.0	100.0
Corporate Center	(2,416)	(616)
Profit attributable to parent company	(1,157)	2,442

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2020 and June 30, 2019:

	Operating Segments
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group
	(In Millions of Euros)
June 2020
Net interest income	1,793	1,133	2,717	1,534	1,443	102	(69)	8,653
Gross income	2,900	1,607	3,550	1,957	1,664	268	98	12,045
Net margin before provisions (1)	1,371	648	2,349	1,394	945	131	(307)	6,533
Operating profit/(loss) before tax	124	15	891	715	297	89	(2,500)	(368)
Profit/(loss) attributable to parent company	88	26	654	266	159	66	(2,416)	(1,157)
June 2019 (2)
Net interest income	1,763	1,217	3,042	1,353	1,613	85	(132)	8,941
Gross income	2,773	1,615	3,901	1,677	1,994	220	(236)	11,944
Net margin before provisions (1)	1,145	655	2,611	1,084	1,215	78	(718)	6,069
Operating profit/(loss) before tax	1,027	363	1,783	726	847	69	(762)	4,052
Profit/(loss) attributable to parent company	734	297	1,287	282	404	55	(616)	2,442

(1)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(2)   Restated. See “Presentation of Financial Information —IFRS 9 – Collection of interest on impaired financial assets”.

The following tables set forth information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2020 and December 31, 2019:

	As of June 30, 2020

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and adjustments (1)
	(In Millions of Euros)
Total Assets	419,475	101,118	103,671	63,525	57,891	26,805	772,485	(18,661)
Cash, cash balances at central banks and other demand deposits	32,199	13,908	6,562	5,489	8,399	310	66,867	(991)
Financial assets designated at fair value (2)	147,143	6,955	33,941	5,712	8,250	500	202,501	(7,028)
Financial assets at amortized cost	203,500	76,800	58,418	50,079	38,742	25,688	453,227	(3,004)
Loans and advances to customers	172,026	68,668	49,440	41,196	35,336	22,524	389,190	(1,978)
Total Liabilities	409,628	97,201	98,323	60,777	55,559	25,865	747,353	(43,085)
Financial liabilities held for trading and designated at fair value through profit or loss	97,430	459	24,494	2,249	1,943	47	126,622	(8,795)
Financial liabilities at amortized cost- Customer deposits	195,676	75,649	50,398	40,132	39,357	4,567	405,779	(3,595)
Total Equity	9,847	3,916	5,348	2,748	2,332	940	25,131	24,424
Assets under management	60,974	-	21,271	4,212	13,838	518	100,813
Mutual funds	37,635	-	19,359	1,755	4,489	-	63,237
Pension funds	23,339	-	-	2,457	9,350	518	35,664
Other placements	-	-	1,912	-	-	-	1,912

(1)   Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.

(2)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2019

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and adjustments (1)
	(In Millions of Euros)
Total Assets	365,380	88,529	109,079	64,416	54,996	23,257	705,656	(6,967)
Cash, cash balances at central banks and other demand deposits	15,903	8,293	6,489	5,486	8,601	247	45,019	(716)
Financial assets designated at fair value (2)	122,844	7,659	31,402	5,268	6,120	477	173,770	(3,128)
Financial assets at amortized cost	195,260	69,510	66,180	51,285	37,869	22,233	442,336	(3,174)
Loans and advances to customers	167,332	63,162	58,081	40,500	35,701	19,669	384,445	(2,085)
Total Liabilities	356,151	84,686	104,190	61,744	52,504	22,393	681,667	(37,902)
Financial liabilities held for trading and designated at fair value through profit or loss	78,684	282	21,784	2,184	1,860	57	104,851	(5,208)
Financial liabilities at amortized cost- Customer deposits	182,370	67,525	55,934	41,335	36,104	4,708	387,976	(3,757)
Total Equity	9,229	3,843	4,889	2,672	2,492	864	23,990	30,935
Assets under management	66,068	-	24,464	3,906	12,864	500	107,803
Mutual funds	41,390	-	21,929	1,460	3,860	-	68,639
Pension funds	24,678	-	-	2,446	9,005	500	36,630
Other placements	-	-	2,534	-	-	-	2,534

(1)   Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.

(2)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain

This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:

•          Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•          Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;

•          Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•          Other units: which includes the insurance business unit in Spain (BBVA Seguros), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain (including assets from the previous Non-Core Real Estate operating segment), as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center. On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in Spain including a long-term exclusive distribution agreement for the sale of non-life insurance products, excluding the health insurance line, through BBVA’s banking network in Spain. BBVA will transfer its non-life insurance business in Spain, excluding the health insurance line, to the new joint venture. Excluding a variable part of the price to be paid by Allianz (which may amount to up to €100 million related to achieving specific business goals and certain milestones), it is expected that the transaction will generate a profit net of taxes amounting to approximately €300 million, and that the positive impact on the fully loaded CET1 capital ratio of the BBVA Group will be approximately 7 basis points. The closing of the transaction is subject to obtaining the relevant regulatory approvals from the competent authorities.

Cash, cash balances at central banks and other demand deposits amounted to €32,199 million as of June 30, 2020, a 102.5% increase compared with the €15,903 million recorded as of December 31, 2019, mainly due to an increase in cash held at the Bank of Spain, with a view to reinforcing the Group’s cash position in face of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €147,143 million as of June 30, 2020, a 19.8% increase from the €122,844 million recorded as of December 31, 2019, mainly as a result of the increase in derivatives due to the positive impact of changes in exchange rates on foreign currency positions recorded under “Financial assets held for trading” and, to a lesser extent, the increase in the volume of reverse repurchase agreements with credit institutions recorded under “Financial assets held for trading”.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to 203,500 million, a 4.2% increase compared with the €195,260 million recorded as of December 31, 2019. Within this heading, loans and advances to customers amounted to €172,026 million as of June 30, 2020, an increase of 2.8% from the €167,332 million recorded as of December 31, 2019, mainly as a result of the increase in retail and corporate banking credit facilities on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic, and increased drawdowns under credit facilities especially in the first quarter. This increase was partially offset by the decrease in mortgage loans, which were greatly affected by the coronavirus outbreak. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2020 amounted to €97,430 million, a 23.8% increase compared with the €78,684 million recorded as of December 31, 2019, mainly as a result of the increase in repurchase agreements with credit institutions.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €195,676 million, a 7.3% increase compared with the €182,370 million recorded as of December 31, 2019 mainly as a result of the increase in demand deposits, due mainly to the shift from consumption to savings due to the COVID-19 pandemic.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2020 amounted to €60,974 million, a 7.7% decrease compared with the €66,068 million as of December 31, 2019, mainly due to the increased volatility and decline in market prices during the period and the resulting shift towards deposits.

This operating segment’s non-performing loan ratio decreased to 4.3% as of June 30, 2020 from 4.4% as of December 31, 2019, as a result mainly of the increase in wholesale customer credit facilities toward the end of the first quarter and the increase in retail and corporate banking credit facilities on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic in the second quarter. This operating segment’s non-performing loan coverage ratio increased to 66% as of June 30, 2020 from 60% as of December 31, 2019, as a result mainly of higher loss allowances made in response to the COVID-19 pandemic.

The United States

This operating segment includes the Group’s business in the United States. BBVA USA accounted for 88.8% of this operating segment’s balance sheet as of June 30, 2020. Given the importance of BBVA USA in this segment, most of the comments below refer to BBVA USA. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 0.3% against the euro as of June 30, 2020 compared with December 31, 2019, positively affecting the business activity of the United States operating segment as of June 30, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2020 amounted to €6,955 million, a 9.2% decrease from the €7,659 million recorded as of December 31, 2019, mainly due to a fall in the volume of U.S. Treasury and other U.S. government agencies securities and mortgage-backed securities.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to €76,800 million, a 10.5% increase compared with the €69,510 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of June 30, 2020 amounted to €68,668 million, a 8.7% increase compared with the €63,162 million recorded as of December 31, 2019, mainly due to the growth of the commercial portfolio and corporate banking on the back of measures implemented by the U.S. government in light of the COVID-19 pandemic, including the Paycheck Protection Program (“PPP”) and the business loan program established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) (which provides economic assistance to American workers, families and businesses, and aims to preserve jobs), with increases in the drawing down of credit facilities, partially offset by the decrease in consumer loans. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results ―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €75,649 million, a 12.0% increase compared with the €67,525 million recorded as of December 31, 2019, mainly due to an increase in deposits following the implementation of the PPP, as part of the funds that have been provided to customers under such program have been invested as deposits.

This operating segment’s non-performing loan ratio stood at 1.1% as of June 30, 2020 and as of December 31, 2019. The increased commercial and corporate banking activity toward the end of the first quarter (as a result of the increase in the availability of credit facilities) was followed by an increase in non-performing loans in the second quarter. This operating segment’s non-performing loan coverage ratio increased to 133% as of June 30, 2020, from 101% as of December 31, 2019, mainly due to higher loss allowances made in response to the COVID-19 pandemic and, to a lesser extent, certain specific clients.

Mexico

The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. Since 2018, it also includes BBVA Mexico’s branch in Houston (which was previously part of our United States segment).

The Mexican peso depreciated 18.2% against the euro as of June 30, 2020 compared with December 31, 2019, negatively affecting the business activity of the Mexico operating segment as of June 30, 2020 expressed in euros. See “I tem 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2020 amounted to €33,941 million, a 8.1% increase from the €31,402 million recorded as of December 31, 2019, mainly as a result of the increase in the volume of reverse repurchase agreements with financial institutions within the trading portfolio, partially offset by the depreciation of the Mexican peso against the euro.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to €58,418 million, an 11.7% decrease compared with the €66,180 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of June 30, 2020 amounted to €49,440 million, a 14.9% decrease compared with the €58,081 million recorded as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in consumer loans, which were adversely affected by the coronavirus outbreak, partially offset by the positive performance of wholesale loans. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2020 amounted to €24,494 million, a 12.4% increase compared with the €21,784 million recorded as of December 31, 2019, mainly as a result of the increase in the volume of repurchase agreements, partially offset by the depreciation of the Mexican peso against the euro.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €50,398 million, a 9.9% decrease compared with the €55,934 million recorded as of December 31, 2019, primarily due to the depreciation of the Mexican peso against the euro, partially offset by the increase in demand deposits.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of June 30, 2020 amounted to €21,271 million, a 13.0% decrease compared with the €24,464 million as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio decreased to 2.2% as of June 30, 2020 from 2.4% as of December 31, 2019 due mainly to the moratoriums and deferrals plans adopted in connection with the COVID-19 pandemic, which limited the amount of new entries, and higher recoveries. This operating segment’s non-performing loan coverage ratio increased to 165% as of June 30, 2020 from 136% as of December 31, 2019, mainly due to higher loss allowances made in response to the COVID-19 pandemic.

Turkey

This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.

The Turkish lira depreciated 12.9% against the euro as of June 30, 2020 compared to December 31, 2019, negatively affecting the business activity of the Turkey operating segment as of June 30, 2020 expressed in euros. See “I tem 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2020 amounted to €5,712 million, a 8.4% increase from the €5,268 million recorded as of December 31, 2019, mainly as a result of the increase in Turkish lira-denominated corporate banking loans as a result of the recently launched CGF-Credit Guarantee Fund, which is intended to support SMEs and entrepreneurs and pursuant to which loans are provided with Turkish Treasury-backed credit guarantees, partially offset by the depreciation of the Turkish lira. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to €50,079 million a 2.4% decrease compared with the €51,285 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of June 30, 2020 amounted to €41,196 million, a 1.7% increase compared with the €40,500 million recorded as of December 31, 2019, mainly due to the increase in loans denominated in Turkish lira and in consumer loans (supported by the General Purpose Loans program adopted by the Turkish government, which intends to mitigate the effects of the COVID-19 pandemic), partially offset by the depreciation of the Turkish lira. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2020 amounted to €2,249 million, a 3.0% increase compared with the €2,184 million recorded as of December 31, 2019, mainly as a result of the increase in derivatives within the trading portfolio, partially offset by the depreciation of the Turkish lira.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €40,132 million, a 2.9% decrease compared with the €41,335 million recorded as of December 31, 2019.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2020 amounted to €4,212 million, a 7.8% increase compared with the €3,906 million as of December 31, 2019, mainly due to an increase in mutual funds, driven mainly by the decrease in interest rates, which led customers to seek higher returns through investments in market funds.

The non-performing loan ratio of this operating segment stood at 7.0% as of June 30, 2020 and as of December 31, 2019. This operating segment’s non-performing loan coverage ratio increased to 82% as of June 30, 2020 from 75% as of December 31, 2019, due mainly to higher loss allowances made in response to the COVID-19 pandemic and, to a lesser extent, certain specific clients in the commercial portfolio.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The main business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

As of June 30, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro compared to December 31, 2019, by 14.6%, 12.5% and 5.7%, respectively. Overall, changes in exchanges rates have negatively affected the business activity of the South America operating segment as of June 30, 2020 expressed in euros. See “I tem 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

As of June 30, 2020 and December 31, 2019 the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies” in our 2019 Form 20-F).

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of our wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”). The consideration for the acquisition of BBVA Paraguay’s shares amounts to approximately $270 million in the aggregate. The abovementioned consideration is subject to certain adjustments for matters between the signing and closing dates of the transaction.  It is expected that the transaction will result in a capital gain, net of taxes, of approximately €20 million and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points. The closing of the transaction is subject to obtaining the relevant regulatory authorizations from the competent authorities.

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2020 amounted to €8,250 million, a 34.8% increase compared with the €6,120 million recorded as of December 31, 2019, attributable in part to the positive evolution of loans to enterprises.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to €38,742 million, a 2.3% increase compared with the €37,869 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of June 30, 2020 amounted to €35,336 million, a 1.0% decrease compared with the €35,701 million recorded as of December 31, 2019, mainly as a result of the depreciation of the Argentine peso, the Colombian peso and the Peruvian sol, partially offset by the increase in wholesale loans, particularly in Peru and the increase in drawdowns in business credit lines in the first quarter. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic in these regions.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €39,357 million, a 9.0% increase compared with the €36,104 million recorded as of December 31, 2019, mainly as a result of increases in demand deposits due to the measures established by the respective central banks in the region in order to inject liquidity into the economies (as part of the funds provided thereunder have been invested as deposits), and the shift from consumption to savings due to the COVID-19 pandemic.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2020 amounted to €13,838 million, a 7.6% increase compared with the €12,864 million as of December 31, 2019, mainly due to the recovery in mutual funds by period end after the temporary outflow of resources due to market instability during the six months ended June 30, 2020.

The non-performing loan ratio of this operating segment as of June 30, 2020 increased to 4.5% compared with 4.4% as of December 31, 2019, as a result mainly of the increase in non-performing loans in Peru and Chile due mainly to the decreased recovery activity due to the COVID-19 pandemic, partially offset by limited entries as a result of the moratoriums and deferrals plans. This operating segment’s non-performing loan coverage ratio increased to 108% as of June 30, 2020, from 100% as of December 31, 2019, mainly due to an increase in the balance of provisions in Colombia and Peru in response to the COVID-19 pandemic.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe and Asia, except for those businesses comprised in our Spain and Turkey operating segments. In particular, the Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany and Finland and branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom. The Group’s activity in Asia is carried out through branches (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2020 amounted to €500 million, a 4.6% increase compared with the €477 million recorded as of December 31, 2019.

Financial assets at amortized cost of this operating segment as of June 30, 2020 amounted to €25,688 million, a 15.5% increase compared with the €22,233 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of June 30, 2020 amounted to €22,524 million, a 14.5% increase compared with the €19,669 million recorded as of December 31, 2019, mainly as a result of increased corporate and investment banking business in the rest of Europe. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Customer deposits at amortized cost of this operating segment as of June 30, 2020 amounted to €4,567 million, a 3.0% decrease compared with the €4,708 million recorded as of December 31, 2019.

Pension funds in this operating segment as of June 30, 2020 amounted to €518 million, a 3.5% increase compared with the €500 million recorded as of December 31, 2019.

The non-performing loan ratio of this segment as of June 30, 2020 decreased to 0.8% from 1.2% as of December 31, 2019, mainly due to the increase in the availability of credit facilities toward the end of the first quarter and the decrease in corporate and investment banking non-performing loans. This operating segment’s non-performing loan coverage ratio increased to 126% as of June 30, 2020, from 98% as of December 31, 2019.

4E. Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.

Certain financial information as of and for the six months ended June 30, 2019 has been restated for comparability purposes. See “Presentation of Financial Information”.

Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the IFRIC interpretation on IFRS 9 “Collection of interest on impaired financial assets”. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”. Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €214 million and €143 million for the six months ended June 30, 2020 and 2019, respectively. For additional information on “interest and other income” see Note 32 to our Unaudited Condensed Interim Consolidated Financial Statements.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months Ended June 30, 2020			Six Months Ended June 30, 2019 (1)
	Average Balance	Interest	Average Yield (2)	Average Balance	Interest	Average Yield (2)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	53,322	50	0.19%	48,217	135	0.57%
Domestic	23,830	6	0.05%	17,386	27	0.32%
Foreign	29,492	44	0.30%	30,831	108	0.71%
Debt securities and derivatives	203,544	2,193	2.17%	177,847	2,803	3.20%
Domestic	131,045	512	0.79%	106,173	537	1.03%
Foreign	72,499	1,681	4.67%	71,674	2,266	6.41%
Financial assets	431,485	10,769	5.03%	412,351	12,560	6.18%
Loans and advances to central banks	4,811	80	3.36%	5,023	146	5.90%
Loans and advances to credit institutions	41,022	281	1.38%	28,492	408	2.90%
Loans and advances to customers	385,653	10,409	5.44%	378,837	12,006	6.43%
In euros	181,271	1,613	1.79%	181,750	1,708	1.91%
Domestic	172,533	1,586	1.85%	157,350	1,673	2.16%
Foreign	8,738	27	0.61%	24,400	36	0.30%
In other currency	204,382	8,796	8.67%	197,087	10,298	10.60%
Domestic	23,213	278	2.42%	16,396	304	3.76%
Foreign	181,168	8,517	9.47%	180,691	9,994	11.22%
Other assets (3)	40,845	215	1.06%	46,563	135	0.59%
Total average assets (4)	729,196	13,228	3.65%	684,978	15,633	4.63%

(1)   Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)   Rates have been presented on a non-taxable equivalent basis.

(3)  Includes “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups classified as held for sale”.

(4)   Foreign activity represented 39.81% of the total average assets for the six months ended June 30, 2020 and 46.09% for the six months ended June 30, 2019.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities

	Six Months Ended June 30, 2020			Six Months Ended June 30, 2019
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	67,430	924	2.76%	62,299	1,057	3.44%
Customer deposits	391,586	2,248	1.16%	375,513	3,733	2.02%
In euros	189,944	160	0.17%	183,761	101	0.11%
Domestic	180,970	157	0.18%	158,754	96	0.12%
Foreign	8,974	3	0.06%	25,008	5	0.04%
In other currency	201,643	2,088	2.08%	191,752	3,632	3.84%
Domestic	11,406	80	1.41%	8,837	127	2.92%
Foreign	190,237	2,008	2.12%	182,915	3,505	3.89%
Debt certificates	78,476	828	2.12%	76,494	962	2.55%
Other liabilities (2)	139,608	574	0.83%	116,478	940	1.64%
Total average liabilities	677,101	4,574	1.36%	630,784	6,691	2.15%
Total Equity	52,095	-	-	54,194	-	-
Total average liabilities and equity (3)	729,196	4,574	1.26%	684,978	6,691	1.98%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Includes “Financial liabilities held for trading”, “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”.

(3)  Foreign activity represented 37.63% of the total average liabilities for the six months ended June 30, 2020 and 47.94% for the six months ended June 30, 2019.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2020 compared with the six months ended June 30, 2019 and the six months ended June 30, 2019 compared with the six months ended June 30, 2018. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following tables are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2020/June 30, 2019 (1)
	Increase (Decrease) Due To Changes In
	Volume (2)	Rate (3)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	14	(99)	(84)
Securities portfolio and derivatives	406	(1,014)	(608)
Loans and advances to central banks	(6)	(60)	(66)
Loans and advances to credit institutions	180	(306)	(126)
Loans and advances to customers	217	(1,817)	(1,601)
In euros	(4)	(47)	(51)
Domestic	158	(199)	(41)
Foreign	(23)	14	(10)
In other currencies	384	(1,932)	(1,548)
Domestic	127	(152)	(25)
Foreign	27	(1,551)	(1,525)
Other assets	(17)	96	79
Total income			(2,405)
Interest expense
Deposits from central banks and credit institutions	87	(220)	(133)
Customer deposits	160	(1,644)	(1,484)
In euros	3	55	59
Domestic	14	47	61
Foreign	(3)	1	(2)
In other currencies	188	(1,731)	(1,543)
Domestic	37	(84)	(47)
Foreign	141	(1,636)	(1,495)
Debt certificates	25	(160)	(135)
Other liabilities	187	(553)	(365)
Total expense			(2,117)
Net interest income			(288)

(1)  2019 information has been restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)  The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(3)  The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2019 (1)/June 30, 2018
	Increase (Decrease) Due To Changes In
	Volume (2)	Rate (3)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	13	67	80
Securities portfolio and derivatives	(60)	610	551
Loans and advances to central banks	(32)	56	25
Loans and advances to credit institutions	38	43	81
Loans and advances to customers	(246)	649	403
In euros	(21)	52	31
Domestic	(151)	182	32
Foreign	130	(130)	-
In other currencies	(292)	663	371
Domestic	38	38	76
Foreign	(330)	625	296
Other assets	-	76	76
Total income			1,215
Interest expense
Deposits from central banks and credit institutions	(92)	8	(83)
Customer deposits	14	190	204
In euros	5	(71)	(66)
Domestic	(9)	(55)	(65)
Foreign	15	(16)	(1)
In other currencies	(76)	345	269
Domestic	(7)	83	77
Foreign	(69)	262	193
Debt certificates	(23)	124	100
Other liabilities	6	637	643
Total expense			863
Net interest income			351

(1)   Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)  The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(3)  The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2020	2019 (1)
	(In Millions of Euros, except %)
Average interest earning assets	688,351	638,415
Gross yield (2)	1.9%	2.4%
Net yield (3)	1.8%	2.3%
Net interest margin (4)	1.3%	1.4%
Average effective rate paid on all interest-bearing liabilities	0.9%	1.3%
Spread (5)	1.1%	1.1%

(1)    Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)   “Gross yield” represents total interest income divided by average interest earning assets.

(3)   “Net yield” represents total interest income divided by total average assets.

(4)   “Net interest margin” represents net interest income as percentage of average interest earning assets.

(5)   Spread is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2020, interbank deposits (excluding deposits with central banks) represented 5.3% of our total assets. Of such interbank deposits, 15.2% were held outside of Spain and 84.8% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2020, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €140,138 million, representing 18.6% of our total assets. €36,397 million, or 26.0%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2020 on the investment securities that BBVA held was 2.2%, compared with an average yield of approximately 3.5% earned on loans and advances during the six months ended June 30, 2020. See Notes 9 and 12 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.

The first table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2020 and December 31, 2019.

This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to our Unaudited Condensed Interim Consolidated Financial Statements.

The second table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements shows the fair value of debt securities recorded, as of June 30, 2020 and December 31, 2019, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies.

The table in Note 12.2 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2020 and December 31, 2019.

Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.

For a discussion of our investments in joint ventures and associates, see Note 15 to our Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.

Loans and Advances

See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and Note 6.2 to our Unaudited Condensed Interim Consolidated Financial Statements for information on how the Group’s loan activity has been affected by the COVID-19 pandemic.

Loans and Advances to Credit Institutions and Central Banks

As of June 30, 2020, our total loans and advances to credit institutions and central banks amounted to €45,194 million, or 6.0% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €19,651 million, or 2.6% of total assets. Net of our loss allowance, total loans and advances to credit institutions and central banks at amortized cost amounted to €19,615 million as of June 30, 2020, or 2.6% of total assets.

Loans and Advances to Customers

As of June 30, 2020, our total loans and advances to customers amounted to €413,498 million, or 54.9% of total assets. Net of our loss allowance, total loans and advances to customers amounted to €399,946 million as of June 30, 2020, or 53.1% of our total assets. As of June 30, 2020 our total loans and advances to customers in Spain amounted to €170,585 million. Our total loans and advances to customers outside Spain amounted to €242,913 million as of June 30, 2020.

Loans by Geographic Area

The following table shows our net loans and advances to customers as of the dates indicated:

	As of June 30, 2020	As of December 31, 2019	As of June 30, 2019
		(In Millions of Euros)

Domestic	170,585	165,032	169,774
Foreign
Western Europe	32,007	31,483	29,722
The United States	70,096	64,395	61,152
Mexico	53,137	61,455	57,735
Turkey	41,067	40,230	38,790
South America	39,217	39,091	39,845
Other	7,388	6,677	5,728
Total foreign	242,913	243,332	232,972
Total loans and advances	413,498	408,364	402,747
Loss allowances	(13,552)	(12,402)	(12,151)
Total net lending (1)	399,946	395,962	390,596

(1)  Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

Loans by Type of Customer

The following table shows our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in the country where the branch office that issued the loan is located:

	As of June 30,	As of December 31,	As of June 30,
	2020	2019	2019
		(In Millions of Euros)
Domestic
Government	13,424	14,477	16,063
Agriculture	1,264	1,224	1,198
Industrial	14,844	13,982	14,513
Real estate and construction	10,142	9,567	9,915
Commercial and financial	13,757	16,192	16,104
Loans to individuals(1)	96,720	96,735	98,790
Other	20,434	12,855	13,191
Total Domestic	170,585	165,032	169,774
Foreign
Government	14,332	14,840	13,995
Agriculture	2,488	2,533	2,758
Industrial	47,588	43,408	42,490
Real estate and construction	21,723	20,814	18,796
Commercial and financial	39,481	41,406	39,899
Loans to individuals(1)	77,369	85,324	81,841
Other	39,932	35,007	33,193
Total Foreign	242,913	243,332	232,972
Total Loans and Advances	413,498	408,364	402,747
Loss allowances	(13,552)	(12,402)	(12,151)
Total net lending(2)	399,946	395,962	390,596

(1)  Includes mortgage loans to households for the acquisition of housing.

(2)  Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

The following table sets forth a breakdown, by currency, of our net loans and advances to customers as of June 30, 2020, December 31, 2019 and June 30, 2019:

	As of June 30, 2020	As of December 31, 2019	As of June 30, 2019
	(In Millions of Euros)

In euros	197,174	191,083	194,195
In other currencies	202,772	204,879	196,401
Total net lending (1)	399,946	395,962	390,596

(1)  Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

As of June 30, 2020, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,909 million, compared with €1,682 million as of December 31, 2019. Loans and advances outstanding to the Spanish government and its agencies amounted to €13,424 million, or 3.2% of our total loans and advances to customers as of June 30, 2020, compared with €14,477 million, or 3.5% of our total loans and advances to customers as of December 31, 2019. We also make loans to companies controlled by the Spanish government, but none of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2020 (which is the latest available information) excluding government-related loans, amounted to €16,849 million or approximately 4.2% of our total outstanding loans and advances. As of March 31, 2020 (which is the latest available information) there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity

The following table sets forth a breakdown by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of June 30, 2020. The determination of maturities is based on contract terms.

		Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	4,446	5,013	3,964	13,424
Agriculture	388	657	219	1,264
Industrial	5,458	6,929	2,457	14,844
Real estate and construction	2,102	4,186	3,853	10,142
Commercial and financial	7,257	4,875	1,625	13,757
Loans to individuals	12,658	24,512	59,550	96,720
Other	7,121	10,088	3,225	20,434
Total Domestic	39,431	56,261	74,893	170,585
Foreign
Government	1,459	3,145	9,727	14,332
Agriculture	1,291	897	300	2,488
Industrial	21,731	18,768	7,089	47,588
Real estate and construction	6,317	10,338	5,067	21,723
Commercial and financial	25,399	10,871	3,211	39,481
Loans to individuals	10,400	27,308	39,661	77,369
Other	12,722	19,495	7,714	39,932
Total Foreign	79,320	90,824	72,770	242,913
Total loans and advances (1)	118,750	147,084	147,663	413,498

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.

Loss allowances on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Financial instruments” in our 2019 Form 20-F. For a discussion of accounting standards related to loss allowances on financial assets and credit loss, see Note 6.2.1 to our Unaudited Condensed Interim Consolidated Financial Statements and Note 2.2.1 to our Consolidated Financial Statements.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated. Information as of June 30, 2020 and December 31, 2019 refers to customers, central banks and credit institutions and information as of June 30, 2019 refers to customers and credit institutions.

	As of and for the six months ended June 30,	As of and for the Year Ended December 31,	As of and for the six months ended June 30,
	2020	2019	2019
	(In Millions of Euros)
Loan loss reserve at beginning of period:
Domestic	4,931	5,774	5,774
Foreign	7,496	6,437	6,437
Total Loan loss reserve at beginning of period	12,427	12,211	12,211

Loans charged off: (1)
Total domestic	(201)	(1,006)	(552)
Total foreign	(779)	(2,250)	(809)
Total Loans charged off	(981)	(3,256)	(1,361)

Provision for loan losses:
Domestic	917	764	307
Foreign	2,736	3,560	1,665
Total Provision for loan losses	3,654	4,324	1,972

Effect of foreign currency translation	(953)	(20)	(81)
Other	(559)	(832)	(566)
	(1,512)	(852)	(647)

Loan loss reserve at end of period:
Domestic	5,403	4,931	5,291
Foreign	8,184	7,496	6,883
Total Loan loss reserve at end of period	13,588	12,427	12,174
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.34%	3.10%	3.09%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	0.24%	0.81%	0.35%

(1)   Domestic loans charged off were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €981 million during the six months ended June 30, 2020 compared with €3,256 million during the year ended December 31, 2019 and €1,361 million during the six months ended June 30, 2019, as a result mainly of the decrease in loans charged off in Spain, in part due to moratorium measures for bank customers adopted in light of COVID-19.

Our loan loss reserves as a percentage of total loans and advances decreased to 3.34% as of June 30, 2020 from 3.10% as of December 31, 2019.

Impaired Loans

Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2020 and 2019 was €150 million and €168 million, respectively.

The following table provides information regarding our impaired loans of customers, central banks and credit institutions as of the dates indicated:

	As of June 30, 2020	As of December 31, 2019
	(In Millions of Euros)
Impaired loans
Domestic	8,007	8,104
Public sector	76	86
Other resident sector	7,931	8,018
Foreign	7,636	7,855
Public sector	1	1
Other non-resident sector	7,634	7,853
Total impaired loans	15,643	15,959
Total loan loss reserve	(13,588)	(12,427)
Impaired loans net of reserves	2,055	3,533
Impaired loans as a percentage of loans and advances at amortized cost	3.85%	3.99%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	0.51%	0.88%

Our total impaired loans amounted to €15,643 million as of June 30, 2020, a 2.0% decrease compared with €15,959 million as of December 31, 2019. This decrease was mainly attributable to the reduction in impaired loans to the public sector and, to a lesser extent, in loans to households, as a result mainly of the moratorium measures for bank customers adopted in light of COVID-19 which led to reclassifications from impaired loans to non-impaired loans.

Our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2020, the loan loss reserve amounted to €13,588 million, a 9.3% increase compared with the €12,427 million recorded as of December 31, 2019, mainly due to the deterioration of macroeconomic conditions due to the negative effects of the COVID-19 pandemic.

The following tables provide information regarding impaired loans to customers, central banks and credit institutions recorded under “Financial assets at amortized cost” and accumulated impairment taken for each loan category, as of June 30, 2020, by type of customer:

	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	76	(36)	0.56%
Credit institutions	-	-	-
Other sectors	7,931	(5,352)	5.05%
Agriculture	58	(42)	4.56%
Industrial	693	(468)	4.67%
Real estate and construction	1,141	(727)	11.25%
Commercial and other financial	1,532	(1,079)	11.13%
Loans to individuals	4,418	(2,484)	4.57%
Other	90	(551)	0.44%
Total Domestic	8,007	(5,387)	4.69%
Foreign:
Government	1	(47)	0.01%
Credit institutions	6	(34)	0.04%
Other sectors	7,629	(8,119)	3.34%
Agriculture	87	(83)	3.49%
Industrial	2,076	(1,732)	4.36%
Real estate and construction	765	(726)	3.52%
Commercial and other financial	1,529	(1,636)	3.87%
Loans to individuals	2,934	(3,710)	3.79%
Other	238	(232)	0.60%
Total Foreign	7,636	(8,200)	3.14%
Total	15,643	(13,588)	3.78%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

Troubled Debt Restructurings

As of June 30, 2020, of the total troubled debt restructurings of €16,768 million, €7,760 million were not considered impaired loans.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 11.3% as of June 30, 2020 (compared with 12.3% as of December 31, 2019), significantly higher than the average non-performing asset ratio for all of our domestic activities (4.7% as of June 30, 2020 and 4.9% as of December 31, 2019) and the average non-performing asset ratio for all of our consolidated activities (3.7% as of June 30, 2020 and 3.8% as of December 31, 2019). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 7.8% as of June 30, 2020 (9.0% as of December 31, 2019).

In light of the COVID-19 outbreak, various national and supranational supervisory authorities have afforded banks with greater flexibility regarding the accounting policy to be applied with respect to potential problem loans, providing the option to suspend the application of accounting guidance for potential problem loans, for a limited period of time, with respect to loans affected by moratoriums or other relief measures adopted by authorities to address the effects of the COVID-19 pandemic. See Note 6.2 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on the impact of the COVID-19 pandemic on the Group’s loans. See also “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”.

Foreign Country Outstandings

The following table sets forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2020 and December 31, 2019. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	As of June 30, 2020		As of December 31, 2019
	Amount	% of Total Assets	Amount	% of Total Assets

	(In Millions of Euros, Except Percentages)
United Kingdom	6,182	0.8%	6,086	0.9%
Mexico	1,434	0.2%	1,697	0.2%
Turkey	423	0.1%	3,856	0.6%
Other OECD (Organization for Economic Co-operation and Development)	10,516	1.4%	9,463	1.4%
Total OECD	18,555	2.5%	21,102	3.0%
Central and South America	3,360	0.4%	3,323	0.5%
Other	7,180	1.0%	6,924	1.0%
Total	29,096	3.9%	31,349	4.5%

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €127 million and €184 million as of June 30, 2020 and December 31, 2019, respectively. These figures do not reflect loan loss reserves of 15.0% and 12.5%, respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2020 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2020 and December 31, 2019 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2020 and December 31, 2019 amounted to $70 million and $73 million, respectively (approximately €62 million and €65 million, respectively, based on a euro/dollar exchange rate on June 30, 2020 of $1.00 = €0.89 and on December 31, 2019 of $1.00 = €0.89).

LIABILITIES

Deposits

The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated.

	As of June 30, 2020
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	180,265	40,668	3,483	224,416
Foreign
Western Europe	19,062	131	12,367	31,560
The United States	75,720	76	9,228	85,024
Mexico	50,840	2,168	995	54,003
Turkey	35,421	1,890	713	38,024
South America	39,522	1,735	2,205	43,462
Other	1,354	-	3,364	4,718
Total Foreign	221,919	6,000	28,872	256,791
Total	402,184	46,668	32,355	481,207

	As of December 31, 2019
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	171,611	24,318	3,218	199,147
Foreign
Western Europe	15,360	-	9,190	24,549
The United States	66,181	72	6,377	72,630
Mexico	56,564	492	1,634	58,689
Turkey	36,042	257	924	37,223
South America	36,661	811	2,840	40,311
Other	1,801	-	4,568	6,369
Total Foreign	212,608	1,631	25,533	239,772
Total	384,219	25,950	28,751	438,919

For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by geographic area of customer deposits recorded under “Financial liabilities at amortized cost” as of June 30, 2020 and December 31, 2019, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.

EQUITY

Total equity

As of June 30, 2020, total equity amounted to €49,555 million, a 9.8% decrease compared to the €54,925 million recorded as of December 31, 2019, mainly as a result of the increase in accumulated other comprehensive loss and the decrease in shareholders’ funds.

Accumulated other comprehensive income (loss)

As of June 30, 2020, the accumulated other comprehensive loss amounted to €12,822 million, a 25.4% increase compared to the €10,226 million recorded as of December 31, 2019, mainly as a result of the negative impact of changes in exchange rates on foreign currency positions in Mexico and Colombia.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2019 Form 20-F and Note 2.2 to our Consolidated Financial Statements.

We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.6 to our Unaudited Condensed Interim Consolidated Financial Statements.

See 6.2.1 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.

Additional information on our assessment of goodwill impairment is included below.

Goodwill in consolidation

Pursuant to IFRS 3, if the difference on the date of a business combination between the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of equity interest previously held in the acquired entity, on one hand, and the fair value of the assets acquired and liabilities assumed, on the other hand, is positive, it is recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized.

Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

If the difference is negative, it is recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.

Goodwill is allocated to one or more cash-generating units, or CGUs, expected to benefit from the synergies arising from business combinations. The CGUs to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that CGU, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, shall be compared to its recoverable amount. The resulting difference shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining difference in proportion to the carrying amount of each of the assets in the CGU. In any case, impairment losses on goodwill can never be reversed. The results from each of these tests on the dates mentioned were as follows:

As of June 30, 2020, as a result of the CGUs assessment, the Group concluded there is no evidence of further indicators of impairment that requires recognizing significant additional impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

As of March 31, 2020, we identified an indicator of impairment of goodwill in the United States CGU and, as a result of the goodwill impairment test performed, an impairment of €2,084 million was recognized in the United States CGU, which was mainly due to the negative impact of the macroeconomic scenario following the COVID-19 pandemic. This recognition did not affect the tangible book value or the solvency ratio of the BBVA Group. For additional information, see Note 17.1 to our Unaudited Condensed Interim Consolidated Financial Statements.

As of December 31, 2019, an impairment of €1,318 million was recognized in the United States CGU and was mainly the result of the negative changes in interest rates, especially in the second half of 2019, which together with the slowdown of the economy caused the expected results to be below the previous estimate. For additional information, see Note 18.1 to our Consolidated Financial Statements.

The Group’s most significant goodwill corresponds to the CGU in the United States. The calculation of the impairment test performed in March 2020, used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of March 31, 2020, the Group used a growth rate of 3.0% (3.5% as of December 31, 2019) to extrapolate the cash flows in perpetuity starting on the fifth year, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. This rate is lower than the historical average nominal GDP growth rate of the United States for the past 30 years and lower than the real GDP growth rate forecasted by the IMF. The rate used to discount cash flows is the cost of capital assigned to the CGU, 10.3% as of March 31, 2020 (10.0% as of December 31, 2019), which consists of the risk free rate plus a risk premium.

As of March 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €755 million and €869 million, respectively (€871 million and €1,017 million, respectively, as of December 31, 2019). If, as of March 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €270 million and €235 million, respectively (€340 million and €292 million, respectively, as of December 31, 2019).

Part of the Group’s goodwill balance corresponds to the CGU in Turkey. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of March 31, 2020, the Group used a growth rate of 7.0% (7.0% as of December 31, 2019) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Turkey and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 18.1% as of March 31, 2020 (17.4% as of December 31, 2019), which consists of the risk free rate plus a risk premium.

As of March 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €166 million and €183 million, respectively (€192 million and €212 million, respectively, as of December 31, 2019). If, as of March 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €23 million and €21 million, respectively (€31 million and €28 million, respectively, as of December 31, 2019).

As of June 30, 2020 and December 31, 2019 the recoverable amounts of the rest of our CGUs were in excess of their carrying value.

5A.   Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Colombian pesos and Peruvian soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates and income statement items have been converted at the average exchange rates for the period. See Note 2.2.20 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2020 and June 30, 2019, and as period-end exchange rates as of June 30, 2020 and as of December 31, 2019 according to the ECB.

	Average Exchange Rates		Period-end Exchange Rates
	For the six months ended June 30, 2020	For the six months ended June 30, 2019	As of June 30, 2020	As of December 31, 2019
Mexican peso	23.8753	21.6509	25.9470	21.2202
U.S. dollar	1.1018	1.1297	1.1198	1.1234
Argentine peso			78.8283	67.2860
Colombian peso	4,066.2832	3,602.3248	4,209.2274	3,681.5391
Peruvian sol	3.7631	3.7516	3.9470	3.7205
Turkish lira	7.1541	6.3577	7.6761	6.6843

During the six months ended June 30, 2020, foreign exchange markets have been affected by the COVID-19 pandemic, which has generally had an adverse impact on currencies of emerging economies. As a result, the Mexican peso, the Colombian peso, the Turkish lira and the Peruvian sol depreciated against the euro in average terms compared with average exchange rates in the prior period. On the other hand, the U.S. dollar appreciated against the euro in average terms. In terms of period-end exchange rates, the Mexican peso, the Argentine peso, the Colombian peso, the Peruvian sol and the Turkish lira depreciated against the euro. On the other hand, the U.S. dollar appreciated against the euro. The overall effect of changes in exchange rates was negative for both the period-on-period comparison of the Group’s income statement and the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.

COVID-19 pandemic

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic.

The coronavirus (COVID-19) pandemic has affected, and is expected to continue to adversely affect, the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there has been an increase in debt defaults by both companies and individuals, volatility in the financial markets, volatility in exchange rates and reductions in the value of assets and investments, all of which have adversely affected the Group’s results in the first six months of 2020, and are expected to continue affecting the Group’s results in the future.

Furthermore, the Group may be affected by the measures or recommendations adopted by regulatory authorities in the banking sector, including but not limited to, the recent reductions in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments until October 1, 2020, the adoption of moratorium measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments) and financing with public guarantees, especially to companies and self-employed individuals, as well as changes in the financial asset purchase programs.

Since the outbreak of COVID-19, the Group has experienced a slowdown in its activity. For example, the granting of new loans to individuals has significantly decreased since the beginning of the state of emergency or periods of confinement decreed in certain countries in which the Group operates. In addition, the Group faces various risks, such as an increased risk of deterioration in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and a negative impact on the Group’s cost of financing and on its access to financing (especially in an environment where credit ratings are affected).

In addition, in several of the countries in which the Group operates, including Spain, the Group has temporarily closed a significant number of its offices and reduced hours of working with the public, and the teams that provide central services have been working remotely. These measures are being gradually reversed in some regions, such as Spain, however, due to the continued expansion of the COVID-19 pandemic, it is unclear how long it will take for normal operations to be fully resumed. The COVID-19 pandemic could also adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the greater demand and/or reduced availability of certain resources could in some cases make it more difficult for the Group to maintain the required service levels. Furthermore, the increase in remote working has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

As a result of the above, while the impact of the COVID-19 pandemic only started to be evident at the end of the first quarter of 2020, it has had an adverse effect on the Group’s results for the first half of 2020, as well as on the Group’s capital base as of June 30, 2020. The main accumulated impacts have been the following: (i) an increase in the deterioration of financial assets, mainly due to the deterioration of the macroeconomic scenario, which has had a negative impact of €2,009 million (which includes the initial negative impact of moratoriums) and €95 million in provisions for contingent risks and commitments as of June 30, 2020, and (ii) a deterioration in the goodwill of the Group’s subsidiary in the United States, mainly due to the deterioration of the macroeconomic scenario in the United States, which has had a net negative impact of €2,084 million on the “Profit attributable to parent company” in the six months ended June 30, 2020 (although this impact does not affect the tangible book value, nor the capital or the liquidity of the Group). For information on the impact of the COVID-19 pandemic on our capital, see “—Capital”.

The final magnitude of the impact of the COVID-19 pandemic on the Group’s business, financial condition and results of operations, which is expected to be significant, will depend on future and uncertain events, including the intensity and persistence over time of the consequences arising from the COVID-19 pandemic in the different geographies in which the Group operates.

Measures adopted in light of the COVID-19 pandemic

For summarized information on certain supervisory pronouncements intended to allow greater flexibility in the implementation of the accounting and prudential frameworks applicable to financial institutions, see “—Pronouncements of regulatory bodies and supervisors regarding COVID-19” below. The Group has taken such pronouncements into consideration when preparing its Unaudited Condensed Interim Consolidated Financial Statements. For summarized information on certain relief measures adopted by the ECB regarding capital and liquidity requirements, see “Item 5. Operating and Financial Review and Prospects―5B. Liquidity and Capital Resources—Capital”.

In accordance with the recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA has resolved to modify the dividend policy of the Group, as announced on February 1, 2017, for the 2020 financial year, determining not to pay any dividend corresponding to such year until the uncertainties caused by the COVID-19 pandemic disappear and, in any case, not before the end of such year. On April 9, 2020, BBVA paid a supplementary cash dividend for the 2019 financial year of a gross amount of €0.16 per share, in line with that approved at BBVA’s General Shareholders’ Meeting held on March 13, 2020. Thus, the total dividend for the 2019 financial year amounts to €0.26 gross per share.

Set forth below is summarized information on certain economic measures that the governments of the main countries where the BBVA Group operates have taken to limit the effects of the COVID-19 pandemic, as well as on the measures adopted by the BBVA Group to support its customers pursuant to initiatives required or supported by the relevant governments. See Note 6.2 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on how the Group’s loan activity has been affected by the COVID-19 pandemic.

In Europe, fiscal stimulus packages continue to be implemented by all the relevant European authorities, the European Union (EU) and member states, with the recovery fund (Next Generation EU) approved by the EU being the most relevant. Such fund would mean an endowment of €750,000 million to support the recovery within the coming years through the promotion of investment and the development of structural reforms. As a consequence of the transfers expected to be made thereunder, member states most affected by the health crisis would avoid incurring in higher debt and, the plan is expected to result in a lower cost of funding for member states.

Spain

In Spain, measures adopted in response to the COVID-19 pandemic include credit facilities for SMEs and self-employed workers and credit guaranteed by the Instituto de Crédito Oficial (“ICO”), upfront payment of pension payments and unemployment benefits, credit guaranteed by the ICO for rent payment, deferment of insurance and credit cards payments, as well as grace periods on loans for the most affected population.

The adoption of moratorium measures for bank customers in the different countries in which the Group operates (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered to in Spain) has resulted in the temporary suspension of all or part of the contractual obligations of certain debtors for a specific period of time. According to IFRS 9, when a moratorium impedes interest collection rights, a temporary loss of value is triggered for the transaction, which is calculated as the difference in current value of the original and modified cash flows, both discounted at the rate of effective interest of the original transaction. This difference is recognized at such initial time in the income statement under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” and in the balance sheet as a reduction in the asset value of the loans. From that point on, such difference accrues as net interest income at the original effective interest rate within the period of the moratorium. Thus, at the end of the moratorium period, the impact on profit attributable to parent company is neutral.

The United States

In the United States, the Federal Reserve has cut interest rates to 0%-0.25% and has stated that it is ready to launch additional measures if necessary. In addition, the Paycheck Protection Program (“PPP”) and the business loan program established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which seek to provide economic assistance for workers, families and businesses, and preserve jobs were launched and a new infrastructure spending tax package may be approved.

Measures adopted by the Group in the United States include affording flexibility in the repayment of loans for businesses and for consumer finance customers, and the removal of certain fees for individual customers. In addition, the Group participates in the PPP and other loan programs.

Mexico

During March and April 2020, Banxico, the Mexican Central Bank, reduced the benchmark interest rate and announced certain measures to promote the orderly behavior of the financial markets, strengthen credit granting channels and provide liquidity for the development of the financial system. It also announced a reduction in the Monetary Regulation Deposit, the instrument through which the Central Bank balances its long-term liquidity, and the start of auctions of US dollars with credit institutions in which BBVA Mexico participated in April, in the aggregate amount of $1,250 million, and partially renewed that position in June for $700 million.

Measures adopted by the Group in Mexico include a repayment deferment of up to four months on various credit products, a fixed payment plan to reduce monthly credit card charges, the suspension of point of sale fees to support retailers with lower turnover and certain plans to support larger corporate customers.

Turkey

Due to the COVID-19 outbreak, the Turkish government has announced a program of fiscal measures to offset the effects of the pandemic. The main measures include the increase of minimum pensions for and financial aid to the most affected households, protection of employment and deferment of the payment of taxes in affected industries. The Central Bank has decreased the benchmark rate, most recently to 8.25%, in addition to taking measures to provide liquidity with long term instruments and discount rates.

Measures adopted by the Group in Turkey include a delay of certain loan repayments and penalty-free interest and principal payments.

South America

In Argentina, quarantine extensions have been accompanied by government fiscal support measures targeting certain sectors and regions. In Colombia, production and consumption disruption resulting from the COVID-19 pandemic has resulted in strong reductions in the components of demand, mainly consumption and investment. In this context, the central bank has reduced the benchmark interest rate by 175 basis points since the start of the pandemic, an approach which is expected to continue until it falls to 2% for the third quarter, and has also carried out liquidity injection programs in addition to bond purchase programs. In Peru, a fiscal package has been implemented to alleviate the negative impacts of COVID-19 on households and businesses.

As for the measures adopted by the Group in South America, in some countries, including Argentina, the Group has provided a credit facility for micro-SMEs to help them purchase remote work equipment and credit facilities intended for payroll payments; in Colombia, the Group has deferred repayments on loans to individuals and companies for up to six months, and it is offering special working capital facilities to companies; and in Peru, various initiatives have been approved to support SMEs, and new types of credit facilities and credit cards have been approved in order to support consumers.

Pronouncements of regulatory bodies and supervisors regarding COVID-19

With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks applicable to financial institutions.

In particular, the ECB has adopted the following relief measures regarding asset quality deterioration and non-performing loans: (i) with respect to loans affected by legally imposed payment moratoriums related to the COVID-19 pandemic, it has extended flexibility to the unlikely-to-pay classification of such loans in regard to timing and scope of the assessment, taking into account all available support measures, and (ii) with respect to COVID-19 related financing with public guarantees, it has provided flexibility regarding the classification of obligors as unlikely to pay, and will give public-guaranteed loans a preferential treatment in terms of their minimum coverage expectation. Furthermore, Regulation (EU) 2020/873 of the European Parliament and of the Council of June 24, amending Regulations (EU) 575/2013, as amended (the “CRR”) and (EU) 2019/876 (the “CRR2”), as regards certain adjustments in response to the COVID-19 pandemic, contains a number of adjustments to CRR and CRR II to facilitate lending by banks as a response to the COVID-19 crisis. The adjustments also reflect recent statements of the Basel Committee on Banking Supervision addressing the challenges of the pandemic. These adjustments include extending for two years the transition period for arrangements related to the implementation of IFRS 9; bringing forward the introduction of some capital relief measures for banks under CRR2, including the preferential treatment of certain loans backed by pensions or salaries and of certain exposures to SMEs and infrastructure; and changing the minimum amount of capital that banks are required to hold for non-performing loans under the prudential backstop.

The Group has taken the pronouncements referred to above into consideration when preparing its Unaudited Condensed Interim Consolidated Financial Statements. See Note 1.5 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

The uncertainty caused by the COVID-19 pandemic led to a significant fluctuation in asset prices in the financial markets, accompanied by a sharp increase in volatility. The economic environment improved substantially at the end of March following the actions of the U.S. Federal Reserve (which offered unlimited quantitative easing, such as, lending facilities) and a sizable fiscal package announced by the U.S. government, with financial markets remaining broadly stable over the second quarter of 2020. Supportive factors include the reinforcement of previous fiscal and monetary measures by policy makers in the largest economies, the exit process in place of lockdown measures related to the COVID-19 pandemic in most countries and the related rebound in economic activity. Regarding the latter, indicators show that the contraction up to April was deeper than expected and that the improvement since May is robust and relatively widespread, especially in developed economies where the policy support has been more significant. Regarding global growth, BBVA Research continues to expect an “incomplete V” recovery of economic activity, that is, a return to almost previous levels of activity. However, this recovery is expected to be slower than anticipated and heterogeneous across countries. This view builds on the assumption that further waves of contagions of COVID-19 will occur, but without triggering generalized strict lockdown measures, until a vaccine is available. BBVA Research expects the global economy to contract by around 3.2% in 2020 and grow by 5.1% in 2021. Nonetheless, epidemiological, economic, financial and geopolitical factors keep uncertainty at exceptionally high levels and continue to be a source of risks to economic forecasts. The availability of a vaccine for COVID-19 will be particularly relevant.

Regarding the evolution of key economic areas for the Group, BBVA Research expects the Spanish economy to contract by around 11.5% in 2020 and grow by 7% in 2021. The measures implemented for containment and social distancing have lasted longer than expected, but have contributed to control the expansion of COVID-19 pandemic. Additionally, the impact on economic activity has been significant and greater than initially estimated: the drop in production exceeded 30% during the last two weeks of March and may have reached 50% by the beginning of the second quarter, when activity was limited to essential sectors. Thus, despite the fact that the easing of restrictions has given way to an intense recovery of the economy as from May, the accumulated fall in activity levels between the end of 2019 and the end of the first half of 2020 may have exceeded 20%. BBVA Research expects activity growth to reach 10% in the third quarter of 2020. Growth forecasts continue to be subject to an exceptionally high degree of uncertainty.

Meanwhile, at a European level, packages are being enacted by all relevant European authorities, the EU and member states. There are two broad sets of measures, credit guarantees and new fiscal stimulus, in addition to letting fiscal stabilizers work, relaxing EU fiscal and State aid rules. On average, the fiscal stimulus plus liquidity facilities are expected to be around 20% of EU GDP. Most importantly, the EU Council approved the “Next Generation EU” deal that amounts to €750,000 million (5.4% of the EU’s GDP), to support the recovery in the coming years after the COVID-19 pandemic through the promotion of investment and the implementation of structural reforms. In addition, the ECB has continued to expand its balance sheet, consolidating a strong increase in liquidity (TLTRO-III), by increasing the Pandemic Emergency Purchase Programme (PEPP) by a further €600 billion up to €1.35 trillion.

In Mexico, the sharp contraction of activity due to the COVID-19 pandemic and the expected subdued recovery thereafter will likely affect investment. BBVA Research’s GDP growth forecast has been revised downward to -10% for 2020, with a range from -12% to -9%. BBVA Research expects a partial recovery of GDP in 2021 with a growth rate of 3.7% (range from 2% to 4.5%). Economic activity bottomed out in the second quarter of 2020 with a two digit fall and the path to recovery is expected to be long and varied amid the long-term shock to employment and household income. During the first half of 2020, formal employment fell by almost 1 million, with a year-on-year decline of 4.3% in June 2020. The loss of jobs both in the formal and informal sectors will likely imply an important decrease in consumption, which BBVA Research estimates will contract by 10.5% in 2020. The challenging context has been affected by the lack of sizeable counter-cyclical policies, which is expected to keep investment weak. BBVA Research expects a drop in investment of around 20.5% in 2020. The new trade treaty with the U.S. and Canada (USMCA) came into effect on July 1, 2020. It represents a medium-term relevant opportunity for Mexico to attract foreign direct investment flows and might bring about growth opportunities for local supply chains. Inflation is expected to remain under control, paving the way for Banxico to cut reference interest rates towards 3% by the end of 2020 from its current level of 5%, according to BBVA Research. BBVA Research expects headline inflation to close 2020 at 3.3% and to ease to 2.8% by the end of 2021.

BBVA Research expects GDP in South America to decrease approximately 10% in 2020, having grown by 1% in 2019. The containment measures applied to contain the epidemic have been stricter and more durable than was estimated a quarter ago. As a result, BBVA Research corrected its growth estimates downwards for all countries in the region. For all the South American economies, BBVA Research expects a partial recovery in 2021 driven mostly by the base effect of the lockdown that will imply an expected growth of 4.5% for the region. BBVA Research expects a slow post COVID-19 recovery given the need to redress resources, the potential bankruptcy of companies and the household income loss.

In the three largest economies of the region, BBVA Research expects severe contractions: Argentina was going through one of its longest recessions when the COVID-19 pandemic broke out. BBVA Research expects a dramatic drop in GDP with a range from -16% to -12%. For 2021, BBVA Research expects a partial recovery with a GDP growth rate of 5.2% (range between 3% and 6%) with high macroeconomic vulnerabilities that will likely deepen once the lockdown is over. In Peru, BBVA Research expects the contraction to be -15% this year (range from -18% to -12%). The second quarter of 2020 was the one with the highest contraction. Considering that many of the restrictions imposed during the lockdown will be increasingly lifted, BBVA Research expects that there will be a partial recovery in the second half of the year and an increase of 8% year-on-year (range from 6.5% to 10.5%) in 2021. BBVA Research expects Colombia to be the least severely affected economy, with an estimated drop in GDP of -7.5% in 2020 (range from -10% to -5%), with severe effects on multiple sectors after the six-week halt in economic activity and the gradual opening up that has been uneven across sectors and regions. For 2021, the year-on-year growth will be driven mostly by the base effect and BBVA Research expects it to be 5.5% (range from 3.5% to 7.5%).

In the United States, the current crisis represents an unprecedented risk to the economy as the fallout from the COVID-19 pandemic has created a confluence of supply and demand-side shocks. The direct economic impact is expected by BBVA Research to be large, but temporary; however, the second-round effects on the real economy could imply a deeper shock and a slower recovery. Moreover, limited data availability, financial market volatility, and unprecedented policy responses imply elevated uncertainty on the economic outlook during the next few quarters. BBVA Research expects that U.S. GDP will decline by 5.1% in 2020 and increase 3.5% in 2021. The U.S. government has put in place an unprecedented stimulus package that implies a substantial increase in the federal deficit and public debt.

In Turkey, BBVA Research expects GDP to remain flat in 2020 (0% increase) and then to increase 5% in 2021. The Turkish economy grew by 4.5% year-on-year in the first quarter of 2020 and BBVA Research expects a drop in annual terms of -7.5% in the second quarter of 2020. However expansionary fiscal and monetary policies, supportive measures as well as the acceleration in credit growth accompanied by the normalization expectation on the global side could have a positive impact on economic activity in the second half of the year, and could lead to flat growth, within a growth range –given the risk- of between 1% and -3%. Recovery ahead is expected to be supported by the gradual lifting of lockdown measures and by the ongoing credit expansion.

BBVA Group results of operations for the six months ended June 30, 2020 compared to the six months ended June 30, 2019

The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2020 and 2019. The Group’s unaudited condensed interim consolidated income statement for the six months ended June 30, 2019 has been restated for comparative purposes. See “Presentation of Financial Information―—IFRS 9 – Collection of interest on impaired financial assets”.

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Interest and other income	13,228	15,633	(15.4)
Interest expense	(4,574)	(6,691)	(31.6)
Net interest income	8,653	8,941	(3.2)
Dividend income	77	103	(25.4)
Share of profit or loss of entities accounted for using the equity method	(17)	(19)	(11.3)
Fee and commission income	3,325	3,661	(9.2)
Fee and commission expense	(1,024)	(1,191)	(14.1)
Net gains (losses) on financial assets and liabilities (1)	790	408	93.6
Exchange differences, net	316	134	136.3
Other operating income	230	337	(31.7)
Other operating expense	(848)	(995)	(14.8)
Income from insurance and reinsurance contracts	1,307	1,547	(15.6)
Expense from insurance and reinsurance contracts	(765)	(983)	(22.2)
Gross income	12,045	11,944	0.8
Administration costs	(4,746)	(5,084)	(6.6)
Personnel expense	(2,875)	(3,131)	(8.2)
Other administrative expense	(1,872)	(1,953)	(4.1)
Depreciation and amortization	(766)	(790)	(3.1)
Net margin before provisions (2)	6,533	6,069	7.6
Provisions or reversal of provisions and other results	(601)	(261)	130.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,146)	(1,731)	139.5
Impairment or reversal of impairment on non-financial assets	(2,149)	(44)	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	4	8	(49.9)
Negative goodwill recognized in profit or loss	-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(9)	11	n.m. (3)
Operating profit/(loss) before tax	(368)	4,052	n.m. (3)
Tax expense or income related to profit or loss from continuing operations	(455)	(1,136)	(60.0)
Profit / (loss) from continuing operations	(823)	2,916	n.m. (3)
Profit / (loss) from discontinued operations, net	-	-	-
Profit / (loss)	(823)	2,916	n.m. (3)
Profit / (loss) attributable to parent company	(1,157)	2,442	n.m. (3)
Profit / (loss) attributable to non-controlling interests	333	475	(29.7)

(1)  Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(2)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2020 and June 30, 2019 were as follows:

Net interest income

Net interest income for the six months ended June 30, 2020 amounted to €8,653 million, a 3.2% decrease compared with the €8,941 million recorded for the six months ended June 30, 2019, mainly as a result of the decrease in net interest income in South America, Mexico and the United States, partially offset by the increase in net interest income in Turkey. As mentioned below, the overall decrease was attributable in part to the depreciation of the main currencies where the BBVA Group operates. At constant exchange rates, net interest income increased by 4.5%. In addition, net interest income was adversely affected by the reductions in reference interest rates.

The following factors, set out by region, contributed to the decrease in net interest income:

•          Mexico: there was a 10.7% period-on-period decrease in net interest income due mainly to the decrease in the interest reference rate (by 225 basis points) during the first half of 2020 as a consequence of the COVID-19 pandemic and the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of interest-earning assets in the retail portfolio and in the wholesale portfolio.

•          South America: there was a 10.5% period-on-period decrease in net interest income due mainly to the depreciation of the Argentine peso and, to a lesser extent, the Colombian peso against the euro, partially offset by the growth in the yield on interest-earning assets and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru.

•          The United States: there was a 6.9% period-on-period decrease in net interest income due mainly to the Federal Reserve’s decrease in interest rates since the second half of 2019 (by 225 basis points in total), offset modestly by the appreciation of the U.S. dollar against the euro.

The decrease in net interest income was partially offset by:

•          Turkey: there was a 13.4% period-on-period increase in net interest income mainly as a result of the higher customer spreads in Turkish lira-denominated loans and higher loan volumes, which was partially offset by a lower contribution from inflation-linked bonds and the depreciation of the Turkish lira against the euro.

Dividend income

Dividend income for the six months ended June 30, 2020 amounted to €77 million, a 25.4% decrease compared with the €103 million recorded for the six months ended June 30, 2020.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2020 was a €17 million loss, compared with the €19 million loss recorded for the six months ended June 30, 2019.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2020 and June 30, 2019 is as follows:

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Bills receivables	17	19	(10.5)
Demand accounts	265	232	14.2
Credit and debit cards and TPVs	1,123	1,538	(27.0)
Checks	71	100	(29.0)
Transfers and other payment orders	368	393	(6.3)
Insurance product commissions	76	90	(15.8)
Loan commitments given	69	60	13.9
Other commitments and financial guarantees given	185	196	(5.5)
Asset management	582	511	13.9
Securities fees	199	158	25.7
Custody securities	73	59	22.3
Other fees and commissions	297	303	(2.1)
Fee and commission income	3,325	3,661	(9.2)

Fee and commission income decreased by 9.2% to €3,325 million for the six months ended June 30, 2020 from €3,661 million for the six months ended June 30, 2019, primarily due to the lower volume of transactions as a result of the COVID-19 pandemic, particularly involving credit cards, and the depreciation of the main currencies where the BBVA Group operates, offset in part by increased asset management and securities fees driven by increased market activity during the period.

Fee and commission expense

The breakdown of fee and commission expense for the six months ended June 30, 2020 and June 30, 2019 is as follows:

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Demand accounts	11	18	(39.4)
Credit and debit cards	621	798	(22.2)
Transfers and other payment orders	83	65	26.9
Commissions for selling insurance	25	26	(3.7)
Custody securities	25	16	58.7
Other fees and commissions	259	268	(3.6)
Fee and commission expense	1,024	1,191	(14.1)

Fee and commission expense decreased by 14.1% to €1,024 million for the six months ended June 30, 2020 from €1,191 million for the six months ended June 30, 2019, primarily due to the lower volume of transactions as a result of the COVID-19 pandemic, particularly involving credit cards, and the depreciation of the main currencies where the BBVA Group operates.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 93.6% to €790 million for the six months ended June 30, 2020 compared to a net gain of €408 million for the six months ended June 30, 2019, mainly due to greater ALCO portfolio sales in Spain and the United States and increased sales in the Global Markets unit in Mexico and, to a lesser extent, in Turkey and the United States.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	229	67	241.0
Financial assets at fair value through other comprehensive income	117	49	138.4
Financial assets at amortized cost	106	15	n.m. (1)
Other financial assets and liabilities	5	3	59.8
Gains (losses) on financial assets and liabilities held for trading, net	187	173	8.5
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	129	98	30.8
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	205	(3)	n.m. (1)
Gains (losses) from hedge accounting, net	41	73	(44.3)
Net gains (losses) on financial assets and liabilities	790	408	93.6

(1)   Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss increased to €229 million in the six months ended June 30, 2020 from €67 million in the six months ended June 30, 2019 mainly due to the higher contribution from the ALCO portfolio, in particular, in Spain and the United States.

Gains on financial assets and liabilities held for trading increased by 8.5%, to €187 million in the six months ended June 30, 2020 from €173 million in the six months ended June 30, 2019.

Gains on non-trading financial assets mandatorily at fair value through profit or loss increased by 30.8% to €129 million in the six months ended June 30, 2020 from €98 million in the six months ended June 30, 2019, primarily due to the positive impact of changes in exchange rates on foreign currency positions and the higher contribution from the ALCO portfolio and the Global Markets unit in Mexico and, to a lesser extent, in Turkey and the United States.

Gains (losses) from hedge accounting amounted to a €41 million gain in the six months ended June 30, 2020 from the €73 million gain recorded in the six months ended June 30, 2019.

Exchange differences, net

Exchange differences increased to a €316 million gain for the six months ended June 30, 2020 from a €134 million gain for the six months ended June 30, 2019 mainly as a result of the positive impact of changes in exchange rates in foreign currency positions, particularly in Turkey.

Other operating income and expense, net

Other operating income for the six months ended June 30, 2020 decreased by 31.7% to €230 million compared with the €337 million recorded for the six months ended June 30, 2019, in part as a result of the depreciation of the main currencies where the BBVA Group operates.

Other operating expense for the six months ended June 30, 2020 amounted to €848 million, a 14.8% decrease compared with the €995 million recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the main currencies where the BBVA Group operates, offset in part by the greater contributions made to the ECB’s Single Resolution Fund and the adjustment for hyperinflation in Argentina.

Income and expense from insurance and reinsurance contracts

Income from insurance and reinsurance contracts for the six months ended June 30, 2020 was €1,307 million, a 15.6% decrease compared with the €1,547 million income recorded for the for the six months ended June 30, 2019, mainly due to the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the main currencies where the BBVA Group operates against the euro.

Expense from insurance and reinsurance contracts for the six months ended June 30, 2020 was €765 million, a 22.2% decrease compared with the €983 million expense recorded for the six months ended June 30, 2019, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the main currencies where the BBVA Group operates against the euro.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2020 amounted to €4,746 million, a 6.6% decrease compared with the €5,084 million recorded for the six months ended June 30, 2019, mainly as a result of lower costs in Spain driven by the efficiency plans and the depreciation of the main currencies where the BBVA Group operates against the euro.

The table below provides a breakdown of personnel expense for the six months ended June 30, 2020 and June 30, 2019:

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,225	2,435	(8.6)
Social security costs	379	396	(4.4)
Defined contribution plan expense	49	55	(9.4)
Defined benefit plan expense	27	24	10.1
Other personnel expense	195	222	(12.0)
Personnel expense	2,875	3,131	(8.2)

The table below provides a breakdown of other administrative expense for the six months ended June 30, 2020 and June 30, 2019:

	For the six months ended June 30,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Technology and systems	640	604	6.0
Communications	106	109	(2.8)
Advertising	121	158	(23.4)
Properties, fixtures and materials	248	266	(6.8)
Of which:
Rent expense	46	52	(11.5)
Taxes other than income tax	199	203	(2.0)
Other expense	558	612	(8.9)
Other administrative expense	1,872	1,953	(4.1)

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €766 million, a 3.1% decrease compared with the €790 million recorded for the six months ended June 30, 2019.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results for the six months ended June 30, 2020 amounted to an expense of €601 million, a 130.6% increase compared with the €261 million expense recorded for the six months ended June 30, 2019, mainly as a result of higher provisions for various purposes, including mainly contingent risks in Spain, Mexico and Turkey.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2020 was an expense of €4,146 million, a139.5% increase  compared with the €1,731 million expense recorded for the six months ended June 30, 2019, mainly due to the deterioration of macroeconomic conditions due to the negative effects of COVID-19, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers) in the main countries where the Group operates.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the for the six months ended June 30, 2020 and June 30, 2019:

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	71	5	n.m.(1)
Financial assets at amortized cost	4,075	1,727	136.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4,146	1,731	139.5

(1)   Not meaningful.

Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets for the six months ended June 30, 2020 amounted to an expense of €2,149 million, compared with the €44 million expense recorded for the six months ended June 30, 2019, mainly as a result of the goodwill impairment losses recognized in the United States CGU, which have been recorded under this line item in our consolidated income statement for the six months ended June 30, 2020, and assigned to the Corporate Center. This impairment had a net negative impact on the “Profit attributable to parent company” of €2,084 million, and was mainly the result of the deteriorating macroeconomic scenario following the COVID-19 pandemic, which caused the expected evolution of results to be below the previous estimate. For additional information, see Notes 6.1 and 44 to our Unaudited Condensed Interim Consolidated Financial Statements and “—Critical Accounting Policies—Goodwill in consolidation”.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax for the six months ended June 30, 2020 amounted to €368 million, compared with the €4,052 million operating profit before tax recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the six months ended June 30, 2020 amounted to €455 million, a 60.0% decrease compared with the €1,136 million expense recorded for the six months ended June 30, 2019, as a result of the change in operating profit / (loss) before tax.

Profit / (loss)

As a result of the foregoing, loss for the six months ended June 30, 2020 amounted to €823 million, compared with the €2,916 million profit recorded for the six months ended June 30, 2019.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company for the six months ended June 30, 2020 amounted to €1,157 million, compared with the €2,442 million profit attributable to parent company recorded for the six months ended June 30, 2019.

Profit / (loss) attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2020 amounted to €333 million, a 29.7% decrease compared with the €475 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2019.

Results of operations by operating segment for the six months ended June 30, 2020 compared with the six months ended June 30, 2019

The information contained in this section is presented under management criteria.

The tables set forth below show the income statement of our operating segments and Corporate Center for the periods indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group for such periods. The “Adjustments” column in the table for the six months ended June 30, 2020 relates to the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria for the six months ended June 30, 2020. In particular, such differences relate to the accounting of (i) the impairment of goodwill in the United States’ CGU, which amounted to €2,084 million for the six months ended June 30, 2020, and (ii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €65 million expense for the six months ended June 30, 2020.

In this section, information relating to our Corporate Center has been presented under management criteria pursuant to which such expenses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.

The Group’s unaudited condensed interim consolidated income statement for the six months ended June 30, 2019 has been restated for comparative purposes. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

	For the six months ended June 30, 2020
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	1,793	1,133	2,717	1,534	1,443	102	(69)		8,653
Net fees and commissions	908	336	513	264	232	83	(35)		2,301
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	165	148	231	127	172	78	185		1,107
Other operating income and expense, net (3)	34	(10)	88	32	(183)	5	18		(16)
Gross income	2,900	1,607	3,550	1,957	1,664	268	98		12,045
Administration costs	(1,298)	(853)	(1,042)	(479)	(636)	(128)	(310)		(4,746)
Depreciation and amortization	(230)	(106)	(159)	(83)	(83)	(9)	(96)		(766)
Net margin before provisions (4)	1,371	648	2,349	1,394	945	131	(307)		6,533
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(883)	(614)	(1,394)	(618)	(603)	(34)	-		(4,146)
Provisions or reversal of provisions and other results	(365)	(19)	(64)	(61)	(45)	(8)	(2,193)	2,149	(606)
Impairment or reversal of impairment on non-financial assets	-	-	-	-	-	-	-	(2,149)	(2,149)
Operating profit/ (loss) before tax	124	15	891	715	297	89	(2,500)		(368)
Tax expense or income related to profit or loss from continuing operations	(34)	11	(237)	(175)	(81)	(23)	85		(455)
Profit / (loss) from continuing operations	90	26	655	540	216	66	(2,415)		(823)
Profit / (loss) from discontinued operations, net	-	-	-	-	-	-	-		-
Profit / (loss)	90	26	655	540	216	66	(2,415)		(823)
Profit / (loss) attributable to non-controlling interests	(2)	-	-	(274)	(57)	-	(1)		(333)
Profit / (loss) attributable to parent company	88	26	654	266	159	66	(2,416)		(1,157)

(1)  Adjustments in the six months ended June 30, 2020 correspond to the accounting of (i) the impairment of goodwill in the United States’ CGU, which amounted to €2,084 million for the six months ended June 30, 2020, and (ii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €65 million expense for the six months ended June 30, 2020. In this section, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.

(2)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense from insurance and reinsurance contracts” and “Other operating income/expense”.

(4)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2019 (1)
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
	(In Millions of Euros)
Net interest income	1,763	1,217	3,042	1,353	1,613	85	(132)	8,941
Net fees and commissions	846	320	621	360	298	69	(44)	2,470
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	92	79	135	(65)	314	60	(74)	542
Other operating income and expense, net (3)	72	(1)	102	30	(231)	6	13	(10)
Gross income	2,773	1,615	3,901	1,677	1,994	220	(236)	11,944
Administration costs	(1,389)	(849)	(1,118)	(508)	(695)	(133)	(391)	(5,084)
Depreciation and amortization	(239)	(110)	(172)	(86)	(84)	(9)	(91)	(790)
Net margin before provisions (4)	1,145	655	2,611	1,084	1,215	78	(718)	6,069
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	70	(286)	(818)	(337)	(349)	(11)	-	(1,731)
Provisions or reversal of provisions and other results	(188)	(6)	(10)	(21)	(19)	1	(44)	(286)
Operating profit/ (loss) before tax	1,027	363	1,783	726	847	69	(762)	4,052
Tax expense or income related to profit or loss from continuing operations	(292)	(67)	(496)	(153)	(271)	(13)	156	(1,136)
Profit from continuing operations	735	297	1,287	573	576	55	(606)	2,916
Profit / (loss) from discontinued operations, net	-	-	-	-	-	-	-	-
Profit	735	297	1,287	573	576	55	(606)	2,916
Profit attributable to non-controlling interests	(1)	-	-	(291)	(171)	-	(10)	(475)
Profit attributable to parent company	734	297	1,287	282	404	55	(616)	2,442

(1)  Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)  “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3) Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense from insurance and reinsurance contracts” and “Other operating income/expense”.

(4)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30,
	2020	2019 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	1,793	1,763	1.7
Net fees and commissions	908	846	7.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	165	92	79.6
Other operating income and expense, net	(203)	(185)	9.3
Income and expense from insurance and reinsurance contracts	237	258	(8.2)
Gross income	2,900	2,773	4.6
Administration costs	(1,298)	(1,389)	(6.6)
Depreciation and amortization	(230)	(239)	(3.5)
Net margin before provisions (3)	1,371	1,145	19.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(883)	70	n.m. (4)
Provisions or reversal of provisions and other results	(365)	(188)	94.6
Operating profit/(loss) before tax	124	1,027	(88.0)
Tax expense or income related to profit or loss from continuing operations	(34)	(292)	(88.3)
Profit / (loss) from continuing operations	90	735	(87.8)
Profit from corporate operations, net	-	-	-
Profit / (loss)	90	735	(87.8)
Profit attributable to non-controlling interests	(2)	(1)	46.1
Profit / (loss) attributable to parent company	88	734	(88.1)

(1)   Restated. See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”.

(2)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(4)   Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €1,793 million, a 1.7% increase compared with the €1,763 million recorded for the six months ended June 30, 2019, mainly as a result of the higher contribution from the ALCO portfolio and lower funding costs. The net interest margin over total average assets of this operating segment amounted to 0.45% for the six months ended June 30, 2020, compared with 0.50% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €908 million, a 7.4% increase compared with the €846 million recorded for the six months ended June 30, 2019, mainly due to the increase in fee and commission income from asset management activities.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 was a net gain of €165 million, a 79.6% increase compared with the €92 million net gain recorded for the six months ended June 30, 2019, mainly as a result of the greater ALCO portfolio sales.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2020 amounted to €203 million, a 9.3% increase compared with the €185 million expense recorded for the six months ended June 30, 2019, mainly due to the greater contributions made to the ECB’s Single Resolution Fund.

Income and expense from insurance and reinsurance contracts

Net income from insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2020 was €237 million, a 8.2% decrease compared with the €258 million recorded for the six months ended June 30, 2019, mainly as a result of lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros).

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €1,298 million, a 6.6% decrease compared with the €1,389 million recorded for the six months ended June 30, 2019, mainly as a result of cost reduction plans.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €230 million, a 3.5% decrease compared with the €239 million recorded for the six months ended June 30, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 amounted to a €883 million expense compared with the €70 million gain recorded for the six months ended June 30, 2019, mainly as a result of the deterioration of macroeconomic conditions caused by COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €365 million expense, compared with the €188 million expense recorded for the six months ended June 30, 2019, mainly due to higher provisions for various purposes, including potential claims.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €124 million, compared with the €1,027 million profit recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €34 million, compared with the €292 million expense recorded for the six months ended June 30, 2019 as a result of the lower operating profit recorded during the six months ended June 30, 2020.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €88 million, compared with the €734 million profit recorded for the six months ended June 30, 2019.

THE UNITED STATES

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	1,133	1,217	(6.9)
Net fees and commissions	336	320	5.2
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	148	79	87.3
Other operating income and expense, net	(10)	(1)	n.m. (3)
Income and expense from insurance and reinsurance contracts	-	-	-
Gross income	1,607	1,615	(0.5)
Administration costs	(853)	(849)	0.4
Depreciation and amortization	(106)	(110)	(3.6)
Net margin before provisions (2)	648	655	(1.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(614)	(286)	114.5
Provisions or reversal of provisions and other results	(19)	(6)	n.m. (3)
Operating profit/(loss) before tax	15	363	(95.8)
Tax expense or income related to profit or loss from continuing operations	11	(67)	n.m. (3)
Profit / (loss) from continuing operations	26	297	(91.4)
Profit from corporate operations, net	-	-	-
Profit / (loss)	26	297	(91.4)
Profit attributable to non-controlling interests	-	-	-
Profit / (loss) attributable to parent company	26	297	(91.4)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the six months ended June 30, 2020 the U.S. dollar appreciated 2.5% against the euro in average terms, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2020 and in the results of operations of the United States operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €1,133 million, a 6.9% decrease compared with the €1,217 million recorded for the six months ended June 30, 2019, mainly due to the Federal Reserve’s decrease in interest rates since the second half of 2019 (by 225 basis points in total), offset modestly by the appreciation of the U.S. dollar against the euro. The net interest margin over total average assets of this operating segment amounted to 1.17% for the six months ended June 30, 2020, compared with 1.45% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €336 million, a 5.2% increase compared with the €320 million recorded for the six months ended June 30, 2019, mainly due to higher fees generated by the Global Markets unit in BBVA USA and the appreciation of the U.S. dollar against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 was a net gain of €148 million, a 87.3% increase compared with the €79 million gain recorded for the six months ended June 30, 2019, mainly as a result of higher ALCO portfolio gains in the first half of 2020 and the appreciation of the U.S. dollar against the euro.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2020 amounted to €10 million, compared with the €1 million expense recorded for the six months ended June 30, 2019.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €853 million, a 0.4% increase compared with the €849 million recorded for the six months ended June 30, 2019.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €106 million, a 3.6% decrease compared with the €110 million recorded for the six months ended June 30, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 was a €614 million expense, a 114.5% increase compared with the €286 million expense recorded for the six months ended June 30, 2019, mainly as a result of macroeconomic deterioration due to the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)) and, to a lesser extent, higher loan loss allowances for specific corporate portfolio customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €19 million expense, compared with the €6 million expense recorded for the six months ended June 30, 2019.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €15 million, compared with the €363 million of operating profit recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €11 million, compared with the €67 million expense recorded for the six months ended June 30, 2019, as a result of the lower operating profit before tax and changes to the applicable tax rate.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €26 million, compared with the €297 million profit recorded for the six months ended June 30, 2019.

MEXICO

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,717	3,042	(10.7)
Net fees and commissions	513	621	(17.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	231	135	71.0
Other operating income and expense, net	(129)	(132)	(2.4)
Income and expense from insurance and reinsurance contracts	217	233	(7.0)
Gross income	3,550	3,901	(9.0)
Administration costs	(1,042)	(1,118)	(6.8)
Depreciation and amortization	(159)	(172)	(7.8)
Net margin before provisions (2)	2,349	2,611	(10.0)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,394)	(818)	70.5
Provisions or reversal of provisions and other results	(64)	(10)	n.m. (3)
Operating profit/(loss) before tax	891	1,783	(50.0)
Tax expense or income related to profit or loss from continuing operations	(237)	(496)	(52.4)
Profit / (loss) from continuing operations	655	1,287	(49.1)
Profit from corporate operations, net	-	-	-
Profit / (loss)	655	1,287	(49.1)
Profit attributable to non-controlling interests	-	-	-
Profit / (loss) attributable to parent company	654	1,287	(49.1)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)    Not meaningful.

In the six months ended June 30, 2020, the Mexican peso depreciated 9.3% against the euro in average terms compared with the same period of the prior year, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2020 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €2,717 million, a 10.7% decrease compared with the €3,042 million recorded for the six months ended June 30, 2019, mainly as a result of the decrease in the interest reference rate by 225 basis points during the first half of 2020 as a consequence of the COVID-19 pandemic and the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of interest-earning assets in the retail portfolio and in the wholesale portfolio. The net interest margin over total average assets of this operating segment amounted to 2.46% for the six months ended June 30, 2020, compared with 2.97% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €513 million, a 17.5% decrease compared with the €621 million recorded for the six months ended June 30, 2019, mainly due to the decreased volume of transactions with credit card customers as a result of the lockdown derived from the COVID-19 pandemic, and the depreciation of the Mexican peso. At a constant exchange rate, there was a 9.0% decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 were €231 million, a 71.0% increase compared with the €135 million gain recorded for the six months ended June 30, 2019, mainly as a result of increased sales in the Global Markets unit in Mexico.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the six months ended June 30, 2020 was a net expense of €129 million, a 2.4% decrease compared with the €132 million net expense recorded for the six months ended June 30, 2019.

Income and expense from insurance and reinsurance contracts

Net income from insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2020 was €217 million, a 7.0% decrease compared with the €233 million net income recorded for the six months ended June 30, 2019, mainly due to the depreciation of the Mexican peso, partially offset by the positive performance of the BBVA Seguros portfolio in Mexico.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 were €1,042 million, a 6.8% decrease compared with the €1,118 million recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the Mexican peso. At a constant exchange rate, administration costs increased by 2.8%, which was below Mexico’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €159 million, a 7.8% decrease compared with the €172 million recorded for the six months ended June 30, 2019, mainly due to the depreciation of the Mexican peso against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 was a €1,394 million expense, a 70.5% increase compared with the €818 million expense recorded for the six months ended June 30, 2019, mainly due to the macroeconomic deterioration as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €64 million expense compared with the €10 million expense recorded for the six months ended June 30, 2019, mainly due to higher provisions for contingent risks.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €891 million, a 50.0% decrease compared with the €1,783 million of operating profit recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €237 million, a 52.4% decrease compared with the €496 million expense recorded for the six months ended June 30, 2019, mainly as a result of lower operating profit before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €654 million, a 49.1% decrease compared with the €1,287 million recorded for the six months ended June 30, 2019.

TURKEY

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	1,534	1,353	13.4
Net fees and commissions	264	360	(26.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	127	(65)	n.m. (3)
Other operating income and expense, net	(6)	6	n.m. (3)
Income and expense from insurance and reinsurance contracts	38	24	56.7
Gross income	1,957	1,677	16.7
Administration costs	(479)	(508)	(5.7)
Depreciation and amortization	(83)	(86)	(3.1)
Net margin before provisions (2)	1,394	1,084	28.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(618)	(337)	83.6
Provisions or reversal of provisions and other results	(61)	(21)	n.m. (3)
Operating profit/(loss) before tax	715	726	(1.4)
Tax expense or income related to profit or loss from continuing operations	(175)	(153)	14.7
Profit / (loss) from continuing operations	540	573	(5.7)
Profit from corporate operations, net	-	-	-
Profit / (loss)	540	573	(5.7)
Profit attributable to non-controlling interests	(274)	(291)	(5.9)
Profit / (loss) attributable to parent company	266	282	(5.5)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)    Not meaningful.

The Turkish lira depreciated 11.1% against the euro in average terms in the six months ended June 30, 2020, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2020 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €1,534 million, a 13.4% increase compared with the €1,353 million recorded for the six months ended June 30, 2019, mainly as a result of the higher customer spreads in Turkish lira-denominated loans and higher loan volumes, which was partially offset by a lower contribution from inflation-linked bonds and the depreciation of the Turkish lira against the euro. The net interest margin over total average assets of this operating segment amounted to 2.40% for the six months ended June 30, 2020, compared with 2.04% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €264 million, a 26.7% decrease compared with the €360 million recorded for the six months ended June 30, 2019, mainly as a result of a reduction in the commissions charged to customers, the impact of the COVID-19 pandemic on the volume of transactions and the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 were a €127 million gain, compared with the €65 million loss recorded for the six months ended June 30, 2019, mainly as a result of the positive impact of changes in exchange rates on foreign currency positions and the results generated by trading transactions.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2020 was €6 million compared with the €6 million income recorded for the six months ended June 30, 2019, mainly due to the depreciation of the Turkish lira.

Income and expense from insurance and reinsurance contracts

Net income from insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2020 was €38 million compared with the €24 million income recorded for the six months ended June 30, 2019, mainly as a result of higher sales in the insurance business, partially offset by the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €479 million, a 5.7% decrease compared with the €508 million recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 6.2%, which was below Turkey’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €83 million, a 3.1% decrease compared with the €86 million recorded for the six months ended June 30, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 was a €618 million expense, a 83.6% increase compared with the €337 million expense recorded for the six months ended June 30, 2019, mainly due to the macroeconomic deterioration as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)) and to certain allowances for loan losses for specific commercial portfolio customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €61 million expense compared with the €21 million expense recorded for the six months ended June 30, 2019, mainly due to higher provisions for various purposes, including contingent risks.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €715 million, a 1.4% decrease compared with the €726 million of operating profit before tax recorded for the six months ended June 30, 2019. At a constant exchange rate, operating profit increased by 10.9%.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €175 million, a 14.7% increase compared with the €153 million expense recorded for the six months ended June 30, 2019, mainly as a result of an increase in deferred tax expense, particularly in relation to loss allowances.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2020 amounted to €274 million, a 5.9% decrease compared with the €291 million recorded for the six months ended June 30, 2019.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €266 million, a 5.5% decrease compared with the €282 million recorded for the six months ended June 30, 2019.

SOUTH AMERICA

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	1,443	1,613	(10.5)
Net fees and commissions	232	298	(22.3)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	172	314	(45.2)
Other operating income and expense, net	(231)	(285)	(18.8)
Income and expense from insurance and reinsurance contracts	49	54	(9.6)
Gross income	1,664	1,994	(16.5)
Administration costs	(636)	(695)	(8.5)
Depreciation and amortization	(83)	(84)	(1.8)
Net margin before provisions (2)	945	1,215	(22.3)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(603)	(349)	72.5
Provisions or reversal of provisions and other results	(45)	(19)	n.m. (3)
Operating profit/(loss) before tax	297	847	(64.8)
Tax expense or income related to profit or loss from continuing operations	(81)	(271)	(70.1)
Profit / (loss) from continuing operations	216	576	(62.6)
Profit from corporate operations, net	-	-	-
Profit / (loss)	216	576	(62.6)
Profit attributable to non-controlling interests	(57)	(171)	(66.9)
Profit / (loss) attributable to parent company	159	404	(60.6)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the six months ended June 30, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 14.6% (considering the period-end exchange rates), 9.7% and 0.8%, respectively, against the euro in average terms, compared with the six months ended June 30, 2019. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2020 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

As of and for the six months ended June 30, 2020 and 2019 the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies” in our 2019 Form 20-F and “Presentation of Financial Information—Hyperinflationary economies” herein).

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €1,443 million, a 10.5% decrease compared with the €1,613 million recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the Argentine peso and, to a lesser extent, the Colombian peso against the euro, partially offset by the growth in the yield on interest-earning assets and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru. At constant exchange rates, there was a 6.8% increase. The net interest margin over total average assets of this operating segment amounted to 2.58% for the six months ended June 30, 2020, compared with 2.87% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €232 million, a 22.3% decrease compared with the €298 million recorded for the six months ended June 30, 2019, mainly as a result of lower transaction volumes during the COVID-19 pandemic, the reduction of certain commissions imposed as a result of the COVID-19 pandemic and the depreciation of the Argentine peso and, to a lesser extent, the Colombian peso. At a constant exchange rate, there was a 9.9% decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 were €172 million, a 45.2% decrease compared with the €314 million gain recorded for the six months ended June 30, 2019. Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 was positively affected by the sale of the stake BBVA Argentina had in Prisma Medios de Pago S.A. in the first quarter of 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2020 was €231 million, an 18.8% decrease compared with the €285 million recorded for the six months ended June 30, 2019, mainly as a result of the adjustment for hyperinflation in Argentina and, to a lesser extent, the depreciation of the Colombian peso.

Income and expense from insurance and reinsurance contracts

Net income from insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2020 was €49 million, a 9.6% decrease compared with the €54 million net income recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the Argentine peso and, to a lesser extent, the Colombian peso. At constant exchange rates, there was an 8.4% increase mainly explained by the positive performance in Colombia, mainly as a result of an increase in life insurance, and Argentina.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €636 million, an 8.5% decrease compared with the €695 million recorded for the six months ended June 30, 2019, mainly as a result of the depreciation of the Argentine peso and the Colombian peso against the euro. At constant exchange rates, there was a 9.3% increase, mainly due to the high inflation registered in Argentina.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €83 million, a 1.8% decrease compared with the €84 million recorded for the six months ended June 30, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 was a €603 million expense, a 72.5% increase compared with the €349 million expense recorded for the six months ended June 30, 2019, mainly due to the deterioration in the macroeconomic scenario caused by the impact of COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers), in particular in Peru, Colombia and Argentina), partially offset by the depreciation of the Argentine peso and the Colombian peso against the euro.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €45 million expense compared with the €19 million expense recorded for the six months ended June 30, 2019, mainly due to an increase in provisions for various purposes.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €297 million, a 64.8% decrease compared with the €847 million of operating profit recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €81 million, a 70.1% decrease compared with the €271 million expense recorded for the six months ended June 30, 2019, mainly as a result of the lower operating profit before tax.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2020 amounted to €57 million, a 66.9% decrease compared with the €171 million recorded for the six months ended June 30, 2019, due to the lower operating profit before tax.

Profit/ (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €159 million, a 60.6% decrease compared with the €404 million recorded for the six months ended June 30, 2019.

REST OF EURASIA

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	102	85	21.0
Net fees and commissions	83	69	19.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	78	60	29.7
Other operating income and expense, net	2	3	(31.0)
Income and expense from insurance and reinsurance contracts	3	3	0.5
Gross income	268	220	22.0
Administration costs	(128)	(133)	(3.7)
Depreciation and amortization	(9)	(9)	2.8
Net margin before provisions (2)	131	78	68.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(34)	(11)	n.m. (3)
Provisions or reversal of provisions and other results	(8)	1	n.m. (3)
Operating profit/(loss) before tax	89	69	30.3
Tax expense or income related to profit or loss from continuing operations	(23)	(13)	71.9
Profit / (loss) from continuing operations	66	55	20.2
Profit from corporate operations, net	-	-	-
Profit / (loss)	66	55	20.2
Profit attributable to non-controlling interests	-	-	-
Profit / (loss) attributable to parent company	66	55	20.2

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2020 amounted to €102 million, a 21.0% increase compared with the €85 million recorded for the six months ended June 30, 2019, mainly due to increased transactional banking and investment activity. The net interest margin over total average assets of this operating segment amounted to 0.41% for the six months ended June 30, 2020 compared with 0.42% for the six months ended June 30, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 amounted to €83 million, a 19.6% increase compared with the €69 million recorded for the six months ended June 30, 2019, mainly due to increased transactional banking and investment activity.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 were €78 million, a 29.7% increase compared with the €60 million net gain recorded for the six months ended June 30, 2019, mainly due to increased commercial activity in the Rest of Eurasia’s Global Markets unit.

Other operating income and expense, net

Other net operating income of this operating segment for the six months ended June 30, 2020 was €2 million, compared with the €3 million other net operating income recorded for the six months ended June 30, 2019.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €128 million, a 3.7% decrease compared with the €133 million recorded for the six months ended June 30, 2019.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €9 million for the six months ended June 30, 2020 and June 30, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2020 amounted to an expense of €34 million compared with the €11 million expense recorded for the six months ended June 30, 2019 mainly as result of higher loan loss allowances for a specific customer portfolio.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 was a €8 million expense compared with the €1 million income recorded for the six months ended June 30, 2019.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2020 was €89 million, a 30.3% increase compared with the €69 million of operating profit recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was €23 million, a 71.9% increase compared with the €13 million expense recorded for the six months ended June 30, 2019, as a result of the higher operating profit recorded during the six months ended June 30, 2020.

Profit/ (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2020 amounted to €66 million, a 20.2% increase compared with the €55 million recorded for the six months ended June 30, 2019.

CORPORATE CENTER

	For the six months ended June 30,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	(69)	(132)	(47.3)
Net fees and commissions	(35)	(44)	(20.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	185	(74)	n.m. (3)
Other operating income and expense, net	28	24	16.5
Income and expense from insurance and reinsurance contracts	(10)	(10)	1.8
Gross income	98	(236)	n.m. (3)
Administration costs	(310)	(391)	(20.8)
Depreciation and amortization	(96)	(91)	5.4
Net margin before provisions (2)	(307)	(718)	(57.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	-	-	-
Provisions or reversal of provisions and other results	(2,193)	(44)	n.m. (3)
Operating profit/(loss) before tax	(2,500)	(762)	n.m. (3)
Tax expense or income related to profit or loss from continuing operations	85	156	(45.5)
Profit / (loss) from continuing operations excluding corporate operations	(2,415)	(606)	n.m. (3)
Profit from corporate operations, net	-	-	-
Profit / (loss)	(2,415)	(606)	n.m. (3)
Profit attributable to non-controlling interests	(1)	(10)	n.m. (3)
Profit / (loss) attributable to parent company	(2,416)	(616)	n.m. (3)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income / (expense)

Net interest expense of this operating segment for the six months ended June 30, 2020 was €69 million, a 47.3% decrease compared with the €132 million net expense recorded for the six months ended June 30, 2019, mainly due to lower funding costs as a result of the reductions in reference interest rates.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2020 was an expense of €35 million, a 20.9% decrease compared with the €44 million expense recorded for the six months ended June 30, 2019, in which there were higher fees and commissions paid related to the issuance and placement of contingent convertible bonds.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2020 were €185 million, compared with the €74 million loss recorded for the six months ended June 30, 2019, mainly as a result of the positive impact of changes in exchange rates on foreign currency positions.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2020 was €28 million, compared with the €24 million net expense recorded for the six months ended June 30, 2019.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2020 amounted to €310 million, a 20.8% decrease compared with the €391 million recorded for the six months ended June 30, 2019, mainly as a result of the decrease in personnel expense and certain other general expenses.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2020 was €96 million, a 5.4% increase compared with the €91 million recorded for the six months ended June 30, 2019.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2020 were a €2,193 million expense compared with the €44 million expense recorded for the six months ended June 30, 2019, mainly as a result of the goodwill impairment losses recognized in the United States CGU. This impairment had a net negative impact on the “Profit attributable to parent company” of €2,084 million, and was mainly the result of the negative impact of the update of the macroeconomic scenario following the onset of COVID-19. For additional information, see Notes 6.1 and 44 to our Unaudited Condensed Interim Consolidated Financial Statements and “—Critical Accounting Policies—Goodwill in consolidation”.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the six months ended June 30, 2020 was €2,500 million compared with the €762 million loss recorded for the six months ended June 30, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the six months ended June 30, 2020 amounted to €85 million, a 45.5% decrease compared with the €156 million income recorded for the six months ended June 30, 2019. Tax income related to profit or loss from continuing operations in the six months ended June 30, 2020 and 2019 was affected by the application of the amendment to IAS 12. See “Presentation of Financial Information―Changes in Accounting Policies—IAS 12 -”Income Taxes” Amendment” in our 2019 Form 20-F.

Profit/ (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the six months ended June 30, 2020 was €2,416 million, compared with the €616 million loss recorded for the six months ended June 30, 2019.

5B.   Liquidity and Capital Resources

See Note 6.3 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the BBVA Group’s liquidity. Certain additional information is provided below.

Customer deposits

Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €415,519 million as of June 30, 2020 compared with the €394,924 million as of December 31, 2019, a 5.21% increase, attributable mainly to the increase in demand deposits in Spain and, to a lesser extent, the increase in time deposits in the United States and demand deposits in South America, which more than offset the decrease in customer deposits in Mexico, Turkey and Rest of Eurasia.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €402,947 million as of June 30, 2020 compared with €385,150 million as of December 31, 2019.

Deposits from credit institutions and central banks

The following table shows amounts due to credit institutions and central banks as of June 30, 2020 and 2019 and as of December 31, 2019:

	As of June 30,	As of December 31,	As of June 30,
	2020	2019	2019
	(In Millions of Euros)
Deposits from credit institutions	60,974	53,720	62,632
Deposits from central banks	52,353	33,585	37,114
Total	113,326	87,305	99,746

Deposits from credit institutions and central banks amounted to €113,326 million as of June 30, 2020 compared with the €87,305 million as of December 31, 2019. This increase was mainly attributable to an increase in time deposits from central banks in Spain, mainly due to the increase in deposits made by the ECB under the TLTRO III program and, to a lesser extent, from credit institutions.

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2020 we had €47,733 million of debt certificates, comprising €45,956 million in bonds and debentures and €1,777 million in promissory notes and other securities, compared with €46,329 million, €44,381 million and €1,947 million outstanding, respectively, as of December 31, 2019 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).

In addition, we had a total of €16,754 million in subordinated debt and subordinated deposits and €132 million in preferred securities outstanding as of June 30, 2020 compared with €17,859 million and €159 million, respectively, as of December 31, 2019.

The following is a breakdown as of June 30, 2020 of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (excluding subordinated liabilities)	-	654	1,411	10,508	23,732	11,427	47,733
Subordinated debt, subordinated deposits and preferred securities	-	-	-	704	2,984	13,198	16,886
Total	-	654	1,411	11,212	26,715	24,625	64,619

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA USA, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries, including BBVA USA, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA USA, are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities. For example, BBVA USA is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

As of June 30, 2020 and December 31, 2019, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.

The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.

On December 4, 2019 BBVA received a communication of the ECB about the results of the Supervisory Review and Evaluation Process (“SREP”), pursuant to which BBVA should maintain, from January 1, 2020 on a consolidated basis, a minimum CET1 capital ratio of 9.27% and a minimum total capital ratio of 12.77%. This total capital requirement at a consolidated level includes: i) a Pillar 1 requirement of 8% that should be fulfilled by a minimum of 4.5% of CET1; ii) a Pillar 2 requirement of 1.5% of CET1 that remains at the same level as the one included in the previous SREP decision; iii) a Capital Conservation buffer of 2.5% of CET1; iv) the Other Systemic Important Institution buffer (OSII) of 0.75% of CET1; and v) the Countercyclical Capital buffer of 0.02% of CET1.

For information on the main measures that national and supranational authorities are taking in the field of prudential regulation in order to mitigate the effects of the COVID-19 pandemic, as well as information on our consolidated ratios and our risk-weighted assets, see Note 29 to our Unaudited Condensed Interim Consolidated Financial Statements. Certain additional information is provided below.

BBVA’s fully-loaded CET1 ratio stood at 11.22% at the end of June 2020, +38 basis points compared to March 31, 2020, which represents a significant improvement from such date. As of June 30, 2020, the fully-loaded CET1 management buffer would be 263 basis points with respect to the minimum requirement for CET1 (8.59%), a level that is in the upper part of the target management buffer (225-275 points basic).

Financial market stability in the second quarter, driven largely by the economic stimulus measures announced by the different national and supranational authorities, has allowed for a partial recovery from the shocks produced in the price of assets and has reduced volatility. This has led to a positive contribution of approximately 14 basis points in the fully-loaded CET1 ratio during the quarter.

In addition, the approval by the European Parliament and the European Council of Regulation 2020/873 (known as “CRR Quick Fix”), which amends both Regulation 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)) has contributed positively to the capital adequacy ratios. Adjustments included in the CRR Quick Fix which were applicable as of June 30, 2020 (and which were applied by the Group) included bringing forward the introduction of some capital relief measures for banks under CRR2, including the preferential treatment of certain exposures to SMEs and infrastructure and extending for two years the transition period for arrangements related to the implementation of IFRS 9 (the latter only impacted phased-in ratios).

The increase in loans has continued to contribute to the growth of exposures but, in terms of the calculation of the risk-weighted assets (RWAs), the impact of such increase has been mitigated by the state-backed credit programs implemented by the different authorities, which have the effect of decreasing the risk weighting of the related loans. Likewise, the reduction in volatility has also allowed for lower capital requirements in connection with those components of the risk-weighted assets (RWAs) that are more sensitive to these factors, such as those related to regulatory requirements for market risk. Finally, as previously mentioned, the application of the “CRR Quick Fix” has had a positive effect by allowing a reduction in the capital requirements relating to certain exposures.

During the second quarter, risk-weighted assets (RWAs) (fully-loaded) decreased by approximately €6,400 million; while at constant exchange rates, they fell by approximately €2,100 million. In the first half of the year, risk-weighted assets (RWAs) (fully-loaded) decreased by around €2,500 million; while at constant exchange rates, they grew by around €13,800 million.

Fully-loaded Additional Tier 1 capital (AT1) stood at 1.64% at the end of June 2020, remaining at similar levels to the previous quarters.

The fully-loaded Tier 2 ratio stood at 2.36% as of June 30, 2020 representing an increase of 31 basis points compared to December 31, 2019 as a result of the subordinated debt issuances completed in the first half of 2020 and changes in other items eligible as Tier 2 capital during such period. In January 2020, the Bank issued Tier 2 subordinated notes in a principal amount of €1,000 million, with a maturity of ten years, an early redemption option from the fifth year and a coupon of 1%. Regarding the Group’s subsidiaries, Garanti BBVA completed a Tier 2 issue in a principal amount of 750 million Turkish lira in February 2020, with a coupon equal to TLREF (Turkish Lira Overnight Reference Rate) plus 250 basis points, which has been considered for calculating the Group’s adequacy ratios starting in the first quarter of 2020.

Moreover, at the supervisory level, the ECB, in its announcement on March 12, 2020, has allowed banks to use additional Tier 1 and Tier 2 capital instruments to meet the Pillar II Requirements (P2R), what is known as “tiering of Pillar II”. These measures have been reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. All of this has resulted in a reduction of 68 basis points in the fully-loaded CET1 requirement for BBVA, with that requirement standing at 8.59% as of June 30, 2020. The reduction in the requirement at the total ratio level is around 2 basis points only, as a result of the lower applicable countercyclical buffer.

As a result, the Group has modified its CET1 capital target to reflect this new situation, with a management buffer in a range between 225 and 275 basis points over the CET1 requirements. This same range was used in determining the previous fully-loaded CET1 capital target of between 11.5% and 12%, so the new target maintains an equivalent distance in terms of CET1. At the end of June 2020 the fully-loaded CET1 management buffer was 263 basis points.

The phased-in CET1 ratio stood at 11.63% at the end of June 2020, taking into account the transitory effect of the IFRS 9 standard. The phased-in Tier 1 capital ratio stood at 1.68% and the phased-in Tier 2 ratio at 2.58% resulting in a phased-in total capital ratio of 15.89%.

Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued to implement its issuance plan during 2020 by closing two issues of non-preferred senior debt, one in January 2020 for €1,250 million, maturing in seven years and with a coupon of 0.5%, and another in February 2020 for CHF 160 million, maturing in six and a half years and with a coupon of 0.125%. In May 2020, the Group was the first private financial institution in Europe to complete the issuance of a COVID-19 social bond, with excellent market acceptance. This is a 5-year senior preferred bond, with a principal amount of €1,000 million and a coupon of 0.75%.

The Group believes that the present structure of shareholders’ funds and admissible liabilities, together with the proposed plan for future issuances it intends to make, should enable it to comply with its MREL requirement by the date of entry into force of such requirement.

Finally, the Group’s leverage ratio at June 30, 2020 maintained a solid position, at 6.1% fully loaded (6.2% phased-in) which remains the highest among its peer group. These figures do not include the effect of the new July AT1 issuance, which would mean an improvement of +13 basis points, nor the temporary exclusion of certain positions with central banks pursuant to the “CRR-Quick fix”, since the required related approval by the competent authorities for its application is still pending.

Recent Developments

In July 2020, BBVA completed the issuance of the first green convertible bond (CoCo) ever issued by a financial institution worldwide in the amount of €1,000 million, with a coupon of 6% and an option for early amortization in five and a half year. This issuance will be included in the capital adequacy ratios for the third quarter with an estimated impact on AT1 of +28 basis points, which is expected to allow the Group to satisfy its AT1 requirements, including those imposed by Pillar II.

In July 2020, a Tier 2 issue was completed in a principal amount of 300 million of pounds sterling, with a maturity of 11 years, an early redemption option from the sixth year and a 3.104% coupon, which has helped to reinforce the ratio, and diversify the investor base, while improving the price compared to an equivalent issue in euros. This issue will be included in the capital adequacy ratios for the third quarter with an estimated impact on Tier 2 of +2 basis points, which is expected to help allow the Group to cover the relevant capital requirements under Pillar II.

5E.   Off-Balance Sheet Arrangements

Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements provides information on loan commitments and financial guarantees given by the Group as of June 30, 2020 and December 31, 2019.

The following table provides information regarding assets under management as of the dates indicated:

	As of June 30, 2020	As of December 31, 2019
	(In Millions of Euros)
Mutual funds	63,237	68,639
Pension funds	35,664	36,630
Other placements	1,912	2,534
Total assets under management	100,813	107,803

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2020

Contents

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019

ASSETS (Millions of Euros)
	Notes	June 2020	December 2019
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	65,877	44,303
FINANCIAL ASSETS HELD FOR TRADING	9	119,332	102,688
Derivatives		49,239	33,185
Equity instruments		5,862	8,892
Debt securities		26,640	26,309
Loans and advances to central banks		636	535
Loans and advances to credit institutions		24,912	21,286
Loans and advances to customers		12,044	12,482
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	4,998	5,557
Equity instruments		4,058	4,327
Debt securities		250	110
Loans and advances to customers		690	1,120
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,098	1,214
Debt securities		1,098	1,214
Loans and advances		-	-
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	70,045	61,183
Equity instruments		1,789	2,420
Debt securities		68,223	58,731
Loans and advances to credit institutions		33	33
FINANCIAL ASSETS AT AMORTIZED COST	13	450,222	439,162
Debt securities		43,396	38,877
Loans and advances to central banks		4,773	4,275
Loans and advances to credit institutions		14,842	13,649
Loans and advances to customers		387,212	382,360
DERIVATIVES - HEDGE ACCOUNTING	14	2,531	1,729
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	60	28
JOINT VENTURES AND ASSOCIATES	15	1,366	1,488
Joint ventures		150	154
Associates		1,216	1,334
INSURANCE AND REINSURANCE ASSETS	22	332	341
TANGIBLE ASSETS	16	9,057	10,068
Properties, plant and equipment		8,796	9,816
For own use		8,578	9,554
Other assets leased out under an operating lease		217	263
Investment properties		261	252
INTANGIBLE ASSETS	17	4,623	6,966
Goodwill		2,760	4,955
Other intangible assets		1,863	2,010
TAX ASSETS	18	16,718	17,083
Current tax assets		1,182	1,765
Deferred tax assets		15,536	15,318
OTHER ASSETS	19	4,360	3,800
Insurance contracts linked to pensions		-	-
Inventories		615	581
Other		3,744	3,220
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	3,205	3,079
TOTAL ASSETS	5	753,824	698,690

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2020	December 2019
FINANCIAL LIABILITIES HELD FOR TRADING	9	108,624	89,633
Derivatives		50,154	35,019
Short positions		11,832	12,249
Deposits from central banks		5,685	7,635
Deposits from credit institutions		28,617	24,969
Customer deposits		12,335	9,761
Debt certificates		-	-
Other financial liabilities		-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	9,203	10,010
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		914	944
Debt certificates		4,202	4,656
Other financial liabilities		4,087	4,410
Memorandum item: Subordinated liabilities		-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	21	559,713	516,641
Deposits from central banks		46,667	25,950
Deposits from credit institutions		32,356	28,751
Customer deposits		402,184	384,219
Debt certificates		64,421	63,963
Other financial liabilities		14,085	13,758
Memorandum item: Subordinated liabilities		16,886	18,018
DERIVATIVES - HEDGE ACCOUNTING	14	2,368	2,233
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	-	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	9,462	10,606
PROVISIONS	23	6,494	6,538
Pensions and other post employment defined benefit obligations		4,427	4,631
Other long term employee benefits		53	61
Provisions for taxes and other legal contingencies		738	677
Commitments and guarantees given		774	711
Other provisions		502	457
TAX LIABILITIES	18	2,529	2,808
Current tax liabilities		560	880
Deferred tax liabilities		1,968	1,928
OTHER LIABILITIES	19	4,107	3,742
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		1,769	1,554
TOTAL LIABILITIES		704,269	643,765

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2020	December 2019 (*)
SHAREHOLDERS’ FUNDS		56,541	58,950
Capital	25	3,267	3,267
Paid up capital		3,267	3,267
Unpaid capital which has been called up		-	-
Share premium		23,992	23,992
Equity instruments issued other than capital		-	-
Other equity		37	56
Retained earnings	26	30,589	29,388
Revaluation reserves		-	-
Other reserves	26	(160)	(119)
Reserves or accumulated losses of investments in joint ventures and associates		(160)	(119)
Other		-	-
Less: treasury shares		(28)	(62)
Profit or loss attributable to owners of the parent		(1,157)	3,512
Less: Interim dividends		-	(1,084)
ACCUMULATED OTHER COMPREHENSIVE INCOME	27	(12,822)	(10,226)
Items that will not be reclassified to profit or loss	27	(2,253)	(1,875)
Actuarial gains (losses) on defined benefit pension plans		(1,381)	(1,498)
Non-current assets and disposal groups classified as held for sale		1	2
Share of other recognized income and expense of investments in joint ventures and associates		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(940)	(403)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		67	24
Items that may be reclassified to profit or loss	27	(10,570)	(8,351)
Hedge of net investments in foreign operations (effective portion)		(312)	(896)
Foreign currency translation		(12,351)	(9,147)
Hedging derivatives. Cash flow hedges (effective portion)		308	(44)
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,830	1,760
Hedging instruments (non-designated items)		-	-
Non-current assets and disposal groups classified as held for sale		(27)	(18)
Share of other recognized income and expense of investments in joint ventures and associates		(19)	(5)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	5,836	6,201
Accumulated other comprehensive income (loss)		(6,148)	(5,572)
Other items		11,984	11,773
TOTAL EQUITY		49,555	54,925
TOTAL EQUITY AND TOTAL LIABILITIES		753,824	698,690

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2020	December 2019
Loan commitments given	30	134,494	130,923
Financial guarantees given	30	10,989	10,984
Other commitments given	30	38,563	39,209

(*)   Due to an accounting policy change in relation to translation of hyperinflationary economies, BBVA has reclassified €2,985 million from “Shareholders’ funds – Retained earnings” and €6 million from “Shareholders’ funds – Other reserves” to “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation. For additional information see Note 1.3.

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Condensed consolidated income statements for the six months ended June 30, 2020 and 2019

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2020	June 2019
Interest and other income	32.1	13,228	15,633
Interest expense	32.2	(4,574)	(6,691)
NET INTEREST INCOME		8,653	8,941
Dividend income	33	77	103
Share of profit or loss of entities accounted for using the equity method	34	(17)	(19)
Fee and commission income	35	3,325	3,661
Fee and commission expense	35	(1,024)	(1,191)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	36	229	67
Gains (losses) on financial assets and liabilities held for trading, net	36	187	173
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	36	129	98
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	36	205	(3)
Gains (losses) from hedge accounting, net	36	41	73
Exchange differences, net	36	316	134
Other operating income	37	230	337
Other operating expense	37	(848)	(995)
Income from insurance and reinsurance contracts	38	1,307	1,547
Expense from insurance and reinsurance contracts	38	(765)	(983)
GROSS INCOME		12,045	11,944
Administration costs		(4,746)	(5,084)
Personnel expense	39.1	(2,875)	(3,131)
Other administrative expense	39.2	(1,872)	(1,953)
Depreciation and amortization	40	(766)	(790)
Provisions or reversal of provisions	41	(541)	(261)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	42	(4,146)	(1,731)
Financial assets measured at amortized cost		(4,075)	(1,727)
Financial assets at fair value through other comprehensive income		(71)	(5)
NET OPERATING INCOME		1,846	4,077
Impairment or reversal of impairment of investments in joint ventures and associates	43	(60)	-
Impairment or reversal of impairment on non-financial assets	44	(2,149)	(44)
Tangible assets		(62)	(30)
Intangible assets		(2,087)	(1)
Other assets		-	(13)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	45	4	8
Negative goodwill recognized in profit or loss		-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	46	(9)	11
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		(368)	4,052
Tax expense or income related to profit or loss from continuing operations		(455)	(1,136)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		(823)	2,916
Profit (loss) after tax from discontinued operations		-	-
PROFIT FOR THE PERIOD		(823)	2,916
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	28	333	475
ATTRIBUTABLE TO OWNERS OF THE PARENT	5	(1,157)	2,442

		June 2020	June 2019
EARNINGS PER SHARE (Euros)		(0.20)	0.34
Basic earnings (losses) per share from continued operations		(0.20)	0.34
Diluted earnings (losses) per share from continued operations		(0.20)	0.34
Basic earnings (losses) per share from discontinued operations		-	-
Diluted earnings (losses) per share from discontinued operations		-	-

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Consolidated statements of recognized income and expense for the six months ended June 30, 2020 and 2019

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	June 2020	June 2019
PROFIT RECOGNIZED IN INCOME STATEMENT	(823)	2,916
OTHER RECOGNIZED INCOME (EXPENSE)	(3,173)	95
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(375)	(242)
Actuarial gains (losses) from defined benefit pension plans	167	(208)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(560)	4
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	62	(130)
Income tax related to items not subject to reclassification to income statement	(44)	92
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(2,798)	337
Hedge of net investments in foreign operations (effective portion)	573	(327)
Valuation gains (losses) taken to equity	573	(327)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Foreign currency translation	(3,835)	(79)
Translation gains (losses) taken to equity	(3,836)	(79)
Transferred to profit or loss	1	-
Other reclassifications	-	-
Cash flow hedges (effective portion)	484	57
Valuation gains (losses) taken to equity	484	75
Transferred to profit or loss	-	(18)
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Debt securities at fair value through other comprehensive income	130	975
Valuation gains (losses) taken to equity	210	997
Transferred to profit or loss	(79)	(23)
Other reclassifications	-	-
Non-current assets and disposal groups held for sale	(9)	(1)
Valuation gains (losses) taken to equity	(9)	(1)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Entities accounted for using the equity method	(14)	6
Income tax relating to items subject to reclassification to income statements	(127)	(293)
TOTAL RECOGNIZED INCOME/EXPENSE	(3,996)	3,011
Attributable to minority interest (non-controlling interest)	(243)	213
Attributable to the parent company	(3,753)	2,798

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2020												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2020	3,267	23,992	-	56	26,402	-	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,727	54,925
Effect of changes in accounting policies (see Note 1.3)	-	-	-	-	2,985	-	6	-	-	-	(2,992)	(2,045)	2,045	-
Adjusted initial balance	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	-	-	-	-	-	-	-	-	(1,157)	-	(2,596)	(577)	333	(3,996)
Other changes in equity	-	-	-	(19)	1,201	-	(41)	34	(3,512)	1,084	-	-	(122)	(1,374)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,065)	-	-	-	-	-	-	-	(122)	(1,187)
Purchase of treasury shares	-	-	-	-	-	-	-	(494)	-	-	-	-	-	(494)
Sale or cancellation of treasury shares	-	-	-	-	(2)	-	-	528	-	-	-	-	-	526
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	2,467	-	(39)	-	(3,512)	1,084	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(21)	-	-	-	-	-	-	-	-	-	(21)
Other increases or (-) decreases in equity	-	-	-	2	(198)	-	(2)	-	-	-	-	-	-	(198)
Balances as of June 30, 2020	3,267	23,992	-	37	30,589	-	(160)	(28)	(1,157)	-	(12,822)	(6,148)	11,984	49,555

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2019												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2019	3,267	23,992	-	50	23,017	3	(57)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874
Effect of changes in accounting policies (see Note 1.3)	-	-	-	-	3,045	-	20	-	76	(134)	(3,007)	(2,054)	2,054	-
Adjusted initial balance	3,267	23,992	-	50	26,062	3	(37)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874
Total income/expense recognized	-	-	-	-	-	-	-	-	2,442	-	356	(261)	475	3,011
Other changes in equity	-	-	-	(7)	3,293	(1)	(40)	197	(5,400)	901	-	-	(138)	(1,196)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,060)	-	(3)	-	-	-	-	-	(138)	(1,201)
Purchase of treasury shares	-	-	-	-	-	-	-	(591)	-	-	-	-	-	(591)
Sale or cancellation of treasury shares	-	-	-	-	18	-	-	788	-	-	-	-	-	806
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	4,329	(1)	(37)	-	(5,400)	1,109	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(3)	-	-	-	-	-	-	-	-	-	(3)
Other increases or (-) decreases in equity	-	-	-	(4)	5	-	-	-	-	(208)	-	-	-	(207)
Balances as of June 30, 2019	3,267	23,992	-	43	29,356	1	(77)	(99)	2,442	(208)	(9,867)	(5,551)	11,390	54,690

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Condensed consolidated statements of cash flows for the six months ended June 30, 2020 and 2019

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
		June 2020	June 2019
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		27,354	(14,120)
1. Profit for the period		(823)	2,916
2. Adjustments to obtain the cash flow from operating activities:		7,962	4,225
Depreciation and amortization		766	790
Other adjustments		7,197	3,435
3. Net increase/decrease in operating assets		(70,785)	(38,318)
Financial assets held for trading		(20,972)	(14,707)
Non-trading financial assets mandatorily at fair value through profit or loss		(196)	247
Other financial assets designated at fair value through profit or loss		116	(337)
Financial assets at fair value through other comprehensive income		(11,468)	(7,114)
Financial assets at amortized cost		(37,577)	(18,072)
Other operating assets		(688)	1,665
4. Net increase/decrease in operating liabilities		91,749	17,297
Financial liabilities held for trading		22,594	10,206
Other financial liabilities designated at fair value through profit or loss		(61)	1,838
Financial liabilities at amortized cost		68,477	4,000
Other operating liabilities		738	1,253
5. Collection/Payments for income tax		(749)	(241)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(134)	(598)
1. Investment		(269)	(1,030)
Tangible assets		(14)	(672)
Intangible assets		(256)	(358)
Investments in joint ventures and associates		1	-
Other business units		-	-
Non-current assets classified as held for sale and associated liabilities		-	-
Other settlements related to investing activities		-	-
2. Divestments		136	432
Tangible assets		3	-
Intangible assets		-	-
Investments in joint ventures and associates		27	358
Subsidiaries and other business units		-	-
Non-current assets classified as held for sale and associated liabilities		105	-
Other collections related to investing activities		-	74
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,938)	(2,257)
1. Payments		(4,558)	(4,812)
Dividends		(1,065)	(1,272)
Subordinated liabilities		(2,634)	(2,613)
Treasury stock amortization		-	-
Treasury stock acquisition		(494)	(591)
Other items relating to financing activities		(365)	(336)
2. Collections		1,621	2,555
Subordinated liabilities		1,095	1,749
Treasury shares increase		-	-
Treasury shares disposal		526	806
Other items relating to financing activities		-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(2,709)	3,345
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		21,573	(13,631)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		44,303	58,196
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		65,877	44,565

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros) (*)
	Notes	June 2020	June 2019
Cash	8	5,669	5,544
Balance of cash equivalent in central banks	8	60,207	39,021
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		65,877	44,565

(*)   The composition of the balance of cash and cash equivalents within central banks of the consolidated statements of cash flows has been modified, this modification is not relevant to the condensed interim consolidated financial statements as a whole. For the purpose of comparison, the information for the six months ended June 30, 2019 has been restated.

The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2020

1.    Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information

1.1    Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.

The consolidated Financial Statements of the BBVA Group for the year ended December 31, 2019 were authorized for issue on February 28, 2020.

1.2    Basis for the presentation of the condensed interim consolidated financial statements

The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “consolidated Financial Statements”) are presented in accordance with the International Accounting Standard “Interim Financial Reporting” (“IAS 34”) and have been prepared by the Board of Directors at its meeting held on July 29, 2020. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated Financial Statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated Financial Statements.

Therefore, the accompanying consolidated Financial Statements do not include all information required by a complete set of consolidated Financial Statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated Financial Statements of the Group as of and for the year ended December 31, 2019.

The aforementioned annual consolidated Financial Statements were prepared in  compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2019, considering the Bank of Spain Circular 4/2017, (as amended thereafter) and any other legislation governing financial reporting applicable to the Group in Spain.

The accompanying consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated Financial Statements of the Group as of and for the year ended December 31, 2019, taking into consideration the new Standards and Interpretations that became effective from January 1, 2020 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2020, together with the consolidated results of its transactions and the consolidated cash flows generated by the Group during the six months ended June 30, 2020.

The consolidated Financial Statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.

All effective accounting standards and valuation criteria with a significant effect in the consolidated Financial Statements were applied in their preparation.

The amounts reflected in the accompanying consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

When determining the information to disclose about various items of the consolidated financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3    Comparative information

Hyperinflationary economies

Considering the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change which involves recording the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros in the line item “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheet.

In order to make the information as of December 31, 2019 comparable with information as of June 30, 2020, the former has been restated by reclassifying €2,985 million from “Shareholders’ funds – Retained earnings” and €6 million from “Shareholders’ funds – Other reserves” to “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation”.

The reclassification has been recorded as “Effect of changes in accounting policies” under the balance as of January 1, 2019 in the consolidated statement of changes in equity for the six-month period ended June 30, 2019.

IFRS 9 – collection of interest on impaired financial assets

As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented since 2020 as reductions in credit-related write-offs whereas previously they were included as interest income. In order to make the information for the six months ended June 30, 2019 comparable with the information for the six months ended June 30, 2020, the unaudited condensed interim consolidated income statement for the six months ended June 30, 2019 has been restated by recognizing a €45 million reduction in the heading “Interest and other income” and a €45 million increase in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification”. This reclassification has had no impact on the profit for the period for the six months ended June 30, 2019 or on the consolidated total equity as of June 30, 2019.

1.4    Seasonal nature of income and expense

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5    Management and impacts of the COVID-19 pandemic

The appearance of the Coronavirus COVID-19 in China and its global expansion to a large number of countries, has motivated the viral outbreak to be classified as a global pandemic by the World Health Organization since last March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession.

In this pandemic situation, BBVA has focused its attention on ensuring the continuity of the business operational security as a priority and monitoring the impacts on the business and on the risks of the Group (such as the impacts on results, capital or liquidity). Additionally, BBVA adopted from the beginning a series of measures to support its main interest groups. In this sense, the purpose and the Group's long-term strategic priorities remain the same and are even reinforced, with a commitment to technology and data-driven decision-making.

With the aim of mitigating the impact of COVID-19, various European and International bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing this report (see Note 6.2.1).

The main impacts of COVID-19 pandemic in the BBVA Group's consolidated Financial Statements are detailed in the following explanatory notes:

•           Note 1.6 includes information on the consideration of the COVID-19 pandemic in the estimates made.

•           Note 4 mentions the amendment of the Group’s shareholder remuneration policy, in accordance with the recommendation issued by the European Central Bank, which no longer pays any amount as a dividend for the financial year 2020 until as long as the uncertainties generated by the pandemic remain.

•           Note 6.1 details the main risks associated with the pandemic as well as the impacts that have occurred both in the activity and in the consolidated financial statements for the first half of 2020.

•           Note 6.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the corresponding governments. Likewise, it contains, among others, information regarding the number of operations and the amount corresponding to moratorium measures, both public and private, granted by the Group worldwide.

•           Note 6.3 presents information regarding the impact on liquidity and financing risk.

•           Note 17.1 includes information concerning the impairment of the goodwill in the United States carried out for the six months ended June 30, 2020, mainly due to the impact of COVID-19 in updating the macroeconomic scenario and the expected evolution of interest rates.

•           Note 29 includes information with regard to the impact on the Group's capital.

1.6    Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:

•           Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).

•           The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 24).

•           The useful life and impairment losses of tangible and intangible assets (see Notes 16, 17, 19 and 20).

•           The valuation of goodwill and price allocation of business combinations (see Note 17).

•           The fair value of certain unlisted financial assets and liabilities (see Note 7, 9, 10, 11, 12 and 14).

•           The recoverability of deferred tax assets (see Note 18).

On March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.5). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.

Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2020. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.

2.    Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations

The accounting policies and methods applied for the preparation of the accompanying consolidated Financial Statements do not differ significantly to those applied in the consolidated Financial Statements of the Group for the year ended December 31, 2019 (Note 2), except for the entry into force of new standards and interpretations in 2020.

2.1    Standards and interpretations that became effective in the first six months of 2020

In addition to the mentioned in Note 1.3, the following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2020:

IAS 1 and IAS 8 – “Definition of Material”

The amendments clarify the definition of Material in the preparation of the financial statements by aligning the definition of the Conceptual Framework, IAS 1 and IAS 8 (which, before such amendment, contained similar but not identical definitions). The new definition of material is as follows: “information is material if its omission, misrepresentation or obscuration can reasonably be expected to influence the decisions made by the primary users of a specific entity’s general purpose financial statements, based on those financial statements.”

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 3 – “Definition of a business”

The amendment clarifies the difference between “acquiring a business” or “acquiring a group of assets” for accounting purposes. To determine whether a transaction is the acquisition of a business, an entity has to evaluate and conclude that the following two conditions are met:

•           The fair value of the assets acquired is not in a single asset or group of similar assets.

•           The set of acquired activities and assets includes, as a minimum, an input and a substantive process that together contribute to the ability to create products.

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 – Modifications – IBOR Reform

The IBOR Reform (Phase 1) refers to the amendments to IFRS 9, IAS 39 and IFRS 7 issued by the IASB to prevent some hedge accounting from having to be discontinued in the period before the reform of the interest rate references takes place. As the Group applies IAS 39 for hedge accounting, the amendments of IFRS 9 which are stated in this section are not applicable.

In some cases and / or jurisdictions, there may be uncertainty about the future of some interest rate references or their impact on the contracts held by the entity, which directly causes uncertainty about the timing or amounts of the cash flows of the hedged instrument or hedging instrument. Due to such uncertainties, some entities may be forced to discontinue their hedge accounting, or not be able to designate new hedging relationships.

For this reason, the amendments include several transitory reliefs that apply to all hedging relationships that are affected by the uncertainty arising from the IBOR reform; A hedging relationship is affected by the reform if it generates uncertainty about the timing or amount of the cash flows of the hedged financial instrument or that of a hedging instrument referenced to the particular interest rate benchmark. The reliefs refer specifically to the requirements for highly probable future cash flow hedging transactions, to the future and retrospective effectiveness (relief of the compliance of the effectiveness ratio of 80-125%) and to the need to identify each risk component separately.

Since the purpose of the modification is to provide some temporary relief to the application of certain specific requirements of hedge accounting, these exceptions must end once the uncertainty is resolved or the hedging relationship ceases to exist.

The IBORs transition is considered a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in multiple products, systems and processes. Thus, the Group has established a transition project, endowed with a robust governance structure, through an Executive Steering Committee, with representation from senior management in the affected areas, reporting directly to the Group's Global Leadership Team. At the local level, each geography has defined a local government structure with the participation of senior management. Coordination between geographies is done through the Project Management Office (PMO) and the Global Working Groups that have a multi-geographic and transversal vision in the areas of Legal, Risk, Regulatory, Finance and Accounting, Engineering and Communication. The project also involves both Corporate Assurance from different geographies and business lines and the Group's Global Corporate Assurance.

BBVA Group has a significant number of financial assets and liabilities whose contracts are referenced to IBORs, especially the EURIBOR, which is used, among others, for loans, deposits and debt issues, as well as underlying in derivative financial instruments. Furthermore, although the exposure to EONIA is lower in the banking book, this IBOR is used as the underlying reference in derivative financial instruments of the trading book, as well as for the treatment of collaterals, mainly in Spain. In the case of LIBOR, the USD is the most relevant currency for, both, debt instruments of the banking book and the trading book. Other LIBOR currencies (CHF, GBP and JPY) have a lower specific weight.

Likewise, the Group maintains cash flow and fair value hedges which are exposed to different IBORs, especially with the EURIBOR, LIBOR USD and to a much lesser extend LIBOR GBP and other indices. The Group considers the amendments to IAS 39 and IFRS 7 applicable in the case of uncertainties about the future cash flows.

As of June 30, 2020, the Group estimates that there exist generally no uncertainties regarding the EURIBOR, as it has been replaced by a hybrid EURIBOR which counts with a methodology that complies with the requirements of the different international institutions. In the case of the rest of the indices which are used for hedge accounting, despite the uncertainty, based on the reliefs which are foreseen in the standard, the hedging relations for the six-month period ended June 2020, have not been affected.

The assumptions made by the Group based on these reliefs are that in the case of cash flow hedges, those hedged cash flows will not be modified because of the reform and, therefore, continue to comply with the requirement of the future transaction to be highly probable. Likewise, at the time of performing the effectiveness test, it is assumed that the reference indices will not be modified by the reform.

The aforementioned project takes into account the different approaches and transition deadlines to the new RFRs (risk-free rate) when evaluating the economic, operational, legal, financial, reputational or compliance risks associated with the transition, as well as when defining the action lines to mitigate them. A relevant aspect of this transition is its impact on contracts of financial instruments referenced to IBORs maturing after 2021. In this regard, in the case of EONIA, BBVA aims to carry out a novation of contracts maturing after 2021. The Group already has new contractual clauses that incorporate the €STR as a substitute index as well as contractual clauses to incorporate this index as the principal for new contracts. Regarding derivatives, in which EONIA is mainly used, the actions are carried out through the ISDA plan. In the case of LIBOR, there is an additional difficulty related to uncertainty regarding its future. To anticipate, the Group is working on identifying the stock of contracts maturing after 2022 to determine its action plan (including - if possible - the novation of such contracts) and with a view to carrying out actions in cooperation with banking associations. Meanwhile, in the case of EURIBOR, the European authorities have supported the continuity of the index and have supported modifications in its methodology so that it complies with the requirements of the European Reference Index Regulation. BBVA actively participates in various working groups, including the EURO RFR WG that works specifically, among other topics, in the definition of fallbacks in contracts.

The nominal amounts of the interest rate derivatives included in the hedging accounting relations represent the approach of the risk exposure that the Group is managing and are directly affected by the reform and, as a consequence, affected by the temporary reliefs. The nominal amount of the hedging instruments directly affected by the IBOR reform as of June 30, 2020 are the following:

Millions of Euros
	LIBOR USD	LIBOR GBP	Other - TIIE (*)	TOTAL
Cash flow hedges	10,318	-	601	10,920
Fair value hedges	12,667	299	2,621	15,588

(*) Equilibrium Interbank Interest Rate used in Mexico.

2.2    Standards and interpretations issued but not yet effective as of June 30, 2020

The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying consolidated Financial Statements, but are not mandatory as of June 30, 2020. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IFRS 16 –Leases – COVID-19 modifications

On May 28, 2020, the IASB approved an amendment to IFRS 16 to include a practical expedient to the accounting treatment for rent concessions (moratoriums and temporary rent reductions) that occur due to COVID-19 (see Note 1.5).

The amendment permits lessees to account for rent concessions as if they were not lease modifications to the initial ones. It is applicable to rent concessions related to COVID-19, which reduces lease payments before June 30, 2021.

This amendment is effective from June 1, 2020 and is expected to be endorsed by the European Union in the second half of 2020. The amendment is not expected to have a significant impact on the consolidated Financial Statements of the Group.

IFRS 17 – Insurance contracts

This Standard will be applied to the accounting years starting on or after January 1, 2023.

3.    BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the Appendices to the consolidated Financial Statements of the Group for the year ended December 31, 2019:

•           Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•           Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

•           Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•           Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with an active presence in other areas of Europe and Asia (see Note 5).

Significant transactions in the first six months of 2020

Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in Spain including a long-term exclusive distribution agreement for the sale of property-casualty insurance products through BBVA’s banking network in Spain. BBVA will transfer its non-life insurance business in Spain, excluding the health insurance line, to the new joint venture. Excluding a variable part of the price to be paid by Allianz (which may amount to up to €100 million related to achieving specific business goals and certain milestones), it is expected that the transaction will generate a profit net of taxes amounting to approximately €300 million, and that the positive impact on the fully loaded CET1 capital ratio of the BBVA Group will be approximately 7 basis points. The closing of the transaction is subject to obtaining the relevant regulatory authorizations from the competent authorities.

Significant transactions in 2019

Sale of BBVA’s stake in BBVA Paraguay

BBVA reached an agreement with Banco GNB Paraguay S.A., a subsidiary of Grupo Financiero Gilinski, for the sale of its shareholding, directly and indirectly, in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. ("BBVA Paraguay"). BBVA owned, directly and indirectly, 100% of its share capital in BBVA Paraguay.

The sale price of the BBVA Paraguay shares amounts to approximately $270 million. In this type of transaction, the price is subject to adjustments between the date of signature and the closing date of the operation.

It is estimated that the gains (net of taxes) will amount to approximately €20 million and the positive impact on the Common Equity Tier 1 (fully loaded) of the BBVA Group will be approximately 6 basis points. The closing of the transaction is subject to obtaining the relevant regulatory approvals from the appropriate authorities.

4.    Shareholder remuneration system

The Annual General Meeting of March 13, 2020, approved the payment in cash of €0.16 (€0.1296 net of withholding tax) for all outstanding BBVA shares as final dividend for 2019. The dividend was paid on April 9, 2020.

On April 30, 2020, in accordance with the recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA has resolved to modify the dividend policy of the Group, as announced on February 1, 2017, for the 2020 financial year, determining not to pay any dividend corresponding to such year until the uncertainties caused by the COVID-19 pandemic disappear and, in any case, not before the end of such year.

5.    Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

As of June 30, 2020, the structure of the information by business segments of the BBVA Group remains the same as that of the closing of 2019 financial year. The BBVA Group's operating segments are summarized below:

•           Spain

Includes mainly the banking and insurance business that the Group carries out in Spain.

•           The United States

Includes the business activity of BBVA USA and the activity of the branch of BBVA Spain in New York.

•           Mexico

Includes banking and insurance businesses in this country as well as the activity of BBVA Mexico in Houston.

•           Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•           South America

Primarily includes the Group´s banking and insurance businesses in the region.

•           Rest of Eurasia

Includes the banking business activity carried out by the Group in Asia and Europe, excluding Spain.

Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions and some equity instruments issuances to support an adequate management of the Group's global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings, certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2020 and December 31, 2019, is as follows:

Total assets by operating segments (Millions of Euros)
	June 2020	December 2019
Spain	419,475	365,380
The United States	101,118	88,529
Mexico	103,671	109,079
Turkey	63,525	64,416
South America	57,891	54,996
Rest of Eurasia	26,805	23,257
Subtotal assets by operating segments	772,485	705,656
Corporate Center and adjustments	(18,661)	(6,967)
Total assets BBVA Group	753,824	698,690

The following table sets forth certain summarized information relating to the income of each operating segment and Corporate Center for the six months ended June 30, 2020 and 2019.

Main margins and profit by operating segments (Millions of Euros)
		Operating segments
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
June 2020
Net interest income	8,653	1,793	1,133	2,717	1,534	1,443	102	(69)
Gross income	12,045	2,900	1,607	3,550	1,957	1,664	268	98
Operating income	6,533	1,371	648	2,349	1,394	945	131	(307)
Profit/(loss) before tax	(368)	124	15	891	715	297	89	(2,500)
Net attributable profit (loss)	(1,157)	88	26	654	266	159	66	(2,416)
June 2019
Net interest income	8,941	1,763	1,217	3,042	1,353	1,613	85	(132)
Gross income	11,944	2,773	1,615	3,901	1,677	1,994	220	(236)
Operating income	6,069	1,145	655	2,611	1,084	1,215	78	(718)
Profit/(loss) before tax	4,052	1,027	363	1,783	726	847	69	(762)
Net attributable profit (loss)	2,442	734	297	1,287	282	404	55	(616)

6.    Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2020 do not differ significantly from those included in Note 7 in the consolidated Financial Statements of the Group for the year ended December 31, 2019. Since January 1, 2020, the main changes were due to the effects of the COVID-19 pandemic, as detailed in these consolidated Financial Statements.

6.1    Risk factors

BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

In this context, there are a number of emerging risks that could affect the evolution of the Group's business, including the below:

•                  The coronavirus (COVID-19) pandemic is adversely affecting the Group

The coronavirus (COVID-19) pandemic has affected, and is expected to continue to adversely affect, the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there has been an increase in debt defaults by both companies and individuals, volatility in the financial markets, volatility in exchange rates and falls in the value of assets and investments, all of which have adversely affected the Group’s results in the first six months of 2020, and are expected to continue affecting the Group’s results in the future.

Furthermore, the Group may be affected by the measures adopted by regulatory authorities in the banking sector, including but not limited to, the recent reductions in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments until October 1, 2020, the adoption of moratorium measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments) and facilities to grant credit with the benefit of public guarantees, especially to companies and self-employed individuals, as well as changes in the financial asset purchase programs.

Since the outbreak of COVID-19, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals has significantly decreased since the beginning of the state of emergency or periods of confinement decreed in certain countries in which the Group operates. In addition, the Group faces various risks, such as an increased risk of deterioration in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and a negative impact on the Group’s cost of financing and on its access to financing (especially in an environment where credit ratings are affected).

In addition, in several of the countries in which the Group operates, including Spain, the Group has temporarily closed a significant number of its offices and reduced hours of working with the public, and the teams that provide central services have been working remotely. These measures are being gradually reversed in some regions, such as Spain, however, due to the continued expansion of the COVID-19 pandemic, it is unclear how long it will take for normal operations to be fully resumed. The COVID-19 pandemic could also adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the greater demand and/or reduced availability of certain resources could in some cases make it more difficult for the Group to maintain the required service levels. Furthermore, the increase in remote working has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

As a result of the above, while the impact of the COVID-19 pandemic only started to be evident at the end of the first quarter of 2020, it has had an adverse effect on the Group's results for the first half of 2020, as well as on the Group's capital base as of June 30, 2020. The main accumulated impacts have been:

(i)    an increase in the cost of risk associated with the lending activity, mainly due to the deterioration of the macroeconomic environment, which has had a negative impact of €2,009 million in the Group (including the initial adverse effect of deferment of payment) and provisions for credit risk and contingent commitments for €95 million. (See Notes 6.2, 41 and 42); and

(ii)   a deterioration in the goodwill of the Group's subsidiary in the United States, mainly due to the deterioration of the macroeconomic scenario in the United States, which has had a net negative impact of €2,084 million on the Group's attributed profit in this period (although this impact does not affect the tangible book value, nor the solvency or the liquidity of the Group) (see Notes 17.1 and 44).

The final magnitude of the impact of the COVID-19 pandemic on the Group's business, financial condition and results of operations, which is expected to be significant, will depend on future and uncertain events, including the intensity and persistence over time of the consequences arising from the COVID-19 pandemic in the different geographies in which the Group operates.

•                  Macroeconomic and geopolitical risks

•           Global economy is being severely affected by the COVID-19 pandemic, which has spread to most countries around the world and is affecting their economies in stages due to the lockdown measures that restrict business, and impact consumer and business confidence. Although many countries in East Asia and Europe now seem to be over the worst of the pandemic and have reopened their economies, it is still spreading in much of the American continent. Governments and central banks have generally implemented fiscal and monetary stimulus measures, which are helping to mitigate the economic impact, but this will not prevent the global economy from entering in a recession during the second half of the year.

•           During the second quarter of 2020, the financial markets have generally remained stable due to the actions of the central banks in the developed countries (announcements of asset purchases, lending facilities, interest rate reductions) and various fiscal stimulus packages announced by governments. In addition, the relaxing of the lockdown taking place in most countries and the corresponding upturn in economic activity have contributed to improving economic confidence and activity. With respect to the latter, the indicators generally show that the contraction until April was sharper than expected, but that the improvement since May has been robust and relatively widespread, especially in the developed economies where support through the policies has been more significant and effective.

•           In terms of global growth, BBVA Research expects a V-shaped recovery in economic activity, although without reaching pre-crisis GDP levels. This recovery will be slower than expected and will vary across the different regions. BBVA Research's baseline scenario is based on the assumption that there will be further waves of infections until a vaccine or treatment for COVID-19 becomes available, without it resulting in strict lockdown measures. As a result, growth forecasts have been revised downward in 2020 and upward in 2021, with a higher cumulative loss of GDP over the two-year period, especially in emerging countries. More specifically, BBVA Research has adjusted its global growth forecast from -2.4% to around -3.1% in 2020 and from 4.8% to 5.1% in 2021. However, one should keep in mind that epidemiological, economic, financial and geopolitical factors will lead to uncertainty remaining at exceptionally high levels and this will be a source of risk to economic forecasts.

•           With regard to the banking system, in an environment in which much of the economic activity has been at a standstill for several months, banking services have played an essential role, fundamentally for two reasons: first, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; second, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on households and business incomes. In the current situation, it is very important to ensure that the temporary liquidity problems faced by companies do not become solvency problems, thus jeopardizing their survival and the jobs they create. As a result, the support provided by the banks during the months of lockdown and the public guarantees have been essential, as the banks have been the only source of financing for most of the companies.

•           Although in terms of profitability, European and Spanish banks are still far from the levels seen before the crisis, due mainly to their accumulation of capital and the low interest rate environment we have been experiencing for some time now, the financial institutions are facing this challenge from a healthy position since their solvency has been constantly improving since the 2008 crisis, with increased capital and liquidity buffers and therefore a greater capacity to lend.

•                  Regulatory and reputational risks

•           Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

•           The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.

•                  Business, operational and legal risks

•           New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

•           Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.

•           The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result into sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.

•           In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts, have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.

In relation to consumer mortgage loan contracts linked to the index known as IRPH (average rate of mortgage loans over three years for free home purchase), considered “official interest rate ”By the mortgage transparency regulations, calculated by the Bank of Spain and published in the Official State Gazette, on 14 December 2017 the Supreme Court issued judgment 669/2017 in which it confirmed that it was not possible to determine the lack of transparency of the interest rate of the loan by the mere fact of its reference to one or the other official index, nor therefore its abuse according to Directive 93/13. In a separate legal proceeding, albeit concerning the same clause, the matter was referred to the Court of Justice of the European Union, raising a preliminary question in which the application of the aforementioned IRPH index and the decision of the Supreme Court on the matter was questioned again. On March 3, 2020, the Court of Justice of the European Union resolved the referred question for a preliminary ruling.

In that resolution, the Court of Justice of the European Union concludes that the main elements relating to the calculation of the saving banks IRPH index used by the bank to which the question referred (Bankia, SA) refers were contained in Circular 8/1990 of the Banco de España published in the Official State Gazette allowed consumers to understand the calculation of said index. Additionally, the Court of Justice of the European Union indicates that the national court must verify whether the entity to which the resolution refers complied with the information obligations established by national regulations. In the event that the entity had not complied with the applicable transparency regulations, the resolution does not declare the contract null and void but rather establishes that the national court could replace the IRPH index applied in the case prosecuted for a substitute index. The resolution sets forth that, in the absence of an agreement to the contrary of the parties to the contract, the referred substitute index could be the IRPH index for credit entities in Spain (as established in the fifteenth additional provision of Law 14/2013, of September 27, 2013). BBVA considers that the ruling of the Court of Justice of the European Union should not have significant effects on the Group's business, financial situation or results of operations.

Additionally, there are also claims before the Spanish courts that question the application of certain interest rates and other mandatory rules to certain revolving credit card agreements. On March 4, 2020, the Supreme Court has issued judgment (number 149/2020) in which it confirms the nullity of a revolving credit agreement through the use of a card signed by another entity (Wizink Bank) as the remunerative interest is considered usurious. In said judgment, the Supreme Court recognizes that the reference to the “normal interest on money” to be used for this product must be the average interest applicable to credit card and revolving credit operations published in the statistics of the Bank of Spain and that it is somewhat higher than 20% per year. In the specific case, the Supreme Court has considered a rate of 26.82% as usurious compared to 20% of the average interest. The Supreme Court concludes that for an interest rate to be usurious, must be "manifestly disproportionate to the circumstances of the case", so that the sentence limits its effects to the case analyzed, and the marketing by financial entities of this product must be analyzed, case by case. BBVA considers that the ruling of the Supreme Court should not have significant effects on the Group's business, financial situation or results of operations.

•           All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.

•           It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations, but such outcome could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.

•           As of June 30, 2020, the Group had €738 million in provisions for the proceedings it is facing (included in the line "Provisions for litigation and pending tax cases" in the consolidated balance sheet) (see Note 23). However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.

•           Legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group´s interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

•           Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could represent the crimes of bribery, revelation of secrets and corruption. As of the date of the approval of these consolidated Financial Statements, no formal accusation against BBVA has been made. Certain current and former officers and employees of the BBVA Group, as well as former directors, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information from its on-going forensic investigation regarding its relationship with Cenyt. BBVA has also testified before the judge and prosecutors at the request of the Central Investigating Court No. 6 of the National High Court. On February 3, 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. This criminal judicial proceeding is at a preliminary stage. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

6.2    Credit risk

The banks are a key part of the solution to the COVID-19 crisis. Specifically, BBVA, has activated support initiatives with a focus on the most affected customers, regardless of whether they are companies, SMEs, self-employed workers or private individuals. The following are just some of those initiatives:

•                  In Spain, credit facilities for SMEs and self-employed workers, and credit guaranteed by the Instituto de Crédito Oficial (“ICO”), deferment of pension payments and unemployment benefits, credit guaranteed by the ICO for rent payment and deferment of insurance and credit cards payments, and repayment deferments periods on loans to consumers and companies.

•                  In the United States, flexibility in the repayment of loans for small businesses and for consumer finance, and the removal of certain fees for individual customers;

•                  In Mexico, a repayment deferment on various credit products, a fixed payment plan to reduce monthly credit card charges, interruption of point of sale fees to support retailers with lower turnover and certain plans to support larger corporate customers;

•                  In Turkey, delay of loan repayments, interests and amortizations.

•                  In South America, some countries such as Argentina have provided a credit facility for micro-SMEs to help them purchase remote work equipment and credit facilities for payroll payments; Colombia has frozen repayments for up to six months on loans to individuals and companies, and is offering a special working capital facility for companies; and in Peru, various initiatives have been approved to support SMEs, and recent credit facilities and credit cards have been approved in order to support consumers.

The amount of deferment of payments (existing and completed) and the financing  granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of June 30, 2020 are as follows:

COVID-19 support programs (Millions of Euros)
	Deferment of payments				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total deferment of payments and guarantees	(%) credit investment
Group	29,668	6,590	36,259	3,138,894	13,791	196,186	50,050	11.9%

The amount of deferment of payments (existing and completed) and financing granted with public guarantees given at a Group level, broken down by segment, as of June 30, 2020 are as follows:

COVID-19 support programs (Millions of Euros)
	Deferment of payments			Financing with public guarantees
	Existing	Completed	Total
Group	29,668	6,590	36,259	13,791
Customers	17,975	3,563	21,538	863
Mortgages	9,318	2,152	11,470	1
SMEs	6,397	792	7,189	7,723
Non-financial corporations	5,006	2,221	7,227	5,126
Other	290	14	304	79

The adoption of deferment of payment measures for bank customers in the different countries in which the Group operates (such as those included in Royal Decree Law 11/2020, as well as in the CECA-AEB agreement to which BBVA has adhered to in Spain) results in the temporary suspension, total or partial, of the contractual obligations with a deferral for a specific period of time. According to IFRS 9, when a deferment of payment does not generate interest collection rights, a temporary loss of value is triggered for the operation, which is calculated as the difference in current value of the original and modified cash flows, both discounted at the effective interest rate of the original operation. The difference is recognized at the original time in the income statement under the heading “Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” and its counterpart is a correction of the asset value of the loans. From that point on, said correction accrues as net interest income at the original effective interest rate within the period of the deferment of payment. Thus, at the end of the moratorium period, the impact on net attributed profit is neutral.

The quantitative information on refinancing and restructuring operations is presented in the Appendix I “Quantitative information refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012”.

6.2.1    Measurement of Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, the time value of money and a forward looking perspective (including the economic forecast), all based on the information that is available at a certain time and that is reasonable and bearable regarding future economic conditions.

Therefore the recognition and measurement of expected credit loss (ECL) is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk Parameters Adjusted by Macroeconomic Scenarios

Expected credit loss (ECL) must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, also including forward-looking macroeconomic information. BBVA uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

BBVA´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

•           Step 1: Analysis and transformation of time series data.

•           Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

•           Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.

Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:

•           The net income of families, corporates or public administrations.

•           The outstanding payment amounts on the principal and interest on the financial instruments.

•           The value of the collateral assets pledged to the loan.

BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by BBVA Research department.

Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:

•           The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.

•           The most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.

•           A comprehensive and representative index of the price of real estate properties expressed in real terms in the case of mortgage loans and a representative and real term index of the price of the relevant commodity for corporate loan portfolios concentrated in exporters or producers of such commodity.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach

IFRS 9 requires calculating an unbiased probability weighted measurement of expected credit losses (“ECL”) by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research teams produce alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

•           For each of the macro-financial variables, BBVA Research produces three scenarios.

•           BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert judgment.

•           Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

•           The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one.

•           BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the worst alternative scenario and 33% for the best alternative scenario.

BBVA Group considers three prospective macroeconomic scenarios that it updates periodically (currently quarterly). BBVA Research forecasts a maximum of five years for macroeconomic variables.

The approach in BBVA consists of using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

Macroeconomic scenarios as a result of the COVID-19 pandemic

The COVID-19 pandemic has generated a macroeconomic uncertainty situation with a direct impact on credit risk of the entities, particularly, on the expected credit losses under IFRS9. Even if the situation is unclear and of an unforeseeable time length, the expectation is that this situation will provoke a severe recession followed by an economic recovery, which will not achieve the pre-crisis GDP levels in the short-term, supported by the measures issued by governments and monetary authorities.

This situation has allowed the accounting authorities and the banking supervisors to adopt measures in order to mitigate the impacts that this crisis could imply on the calculation of expected credit losses under IFRS9 as well as on solvency, urging:

•           the entities to mitigate the potential procyclicality of the accounting regulation,

•           the governments to adopt measures to avoid the effects of impairment,

•           the entities to develop managerial measures as the design of specific products adapted to the situation which could occur during this crisis.

Almost all accounting and prudential authorities have coordinately issued recommendations or measures within the COVID-19 crisis framework regarding the estimation of the expected losses under IFRS9.

The common denominator of all of these recommendations is that, given the difficulty to elaborate reliable macroeconomic forecasts, the transitory term of the economic shock and the need to incorporate the effect of the mitigating measures issued by the governments, a review the automatic application of the models in order to balance them and increase the weight of the long-term macroeconomic forecasts in the calculation of the expected losses is needed. As a result, the expected results over the lifetime of the transactions will have more weight than the short-term macroeconomic impact.

In this respect, the BBVA Group has taken into account those recommendations in the calculation of the expected credit losses under IFRS 9, considering that the economic situation caused by the COVID-19 pandemic is transitory and will be followed by a recovery, even if there is uncertainty over the level and the time period of such uncertainty. As a consequence, different scenarios have been taken into consideration in the calculation of expected losses, registering the model management believes suits best the current economic situation and the combined recommendations issued by the authorities. In addition to the outcome of the calculation of the scenarios, individual analysis of exposures which could be most affected by the circumstances caused by the COVID-19, have been taken into account.

The estimate for the next five years of the Gross Domestic Product (GDP), of the variation in the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of June 30, 2020:

Estimate of GDP, unemployment rate and HPR for the main geographies
		Spain			Mexico			The United States
Date		GDP	Unemployment	HPR	GDP	Unemployment	HPR	GDP	Unemployment	HPR
2020		(11.54%)	20.49%	(4.08%)	(9.97%)	4.59%	2.02%	(4.40%)	7.82%	(0.33%)
2021		7.53%	17.33%	(5.24%)	4.08%	4.45%	(1.53%)	3.58%	5.02%	(0.39%)
2022		2.94%	15.68%	6.28%	4.18%	4.03%	0.09%	2.36%	4.24%	1.86%
2023		2.09%	14.42%	5.01%	1.49%	4.06%	(0.02%)	2.08%	4.09%	2.59%
2024		2.07%	13.25%	3.65%	1.53%	4.05%	0.67%	2.09%	4.10%	2.14%
2025		2.00%	12.11%	3.11%	1.46%	4.02%	0.95%	2.11%	4.10%	1.55%
	Peru		Argentina		Colombia		Turkey
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(14.97%)	30.07%	(5.94%)	14.23%	(3.07%)	16.95%	0.15%	14.03%
2021	8.86%	13.10%	1.54%	11.53%	3.98%	14.13%	5.04%	13.43%
2022	3.53%	11.48%	2.02%	10.23%	2.64%	11.81%	4.53%	10.78%
2023	3.68%	11.39%	1.96%	9.70%	3.32%	11.63%	4.52%	10.38%
2024	3.63%	11.30%	1.97%	8.75%	3.47%	11.42%	4.51%	10.23%
2025	3.21%	11.20%	1.99%	7.78%	3.70%	11.22%	4.50%	10.03%

6.2.2    Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of June 30, 2020 and December 31, 2019 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by the nature of the financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,093
Debt securities	9	26,640
Equity instruments	9	5,862
Loans and advances	9	37,591
Non-trading financial assets mandatorily at fair value through profit or loss		4,998
Loans and advances	10	690
Debt securities	10	250
Equity instruments	10	4,058
Financial assets designated at fair value through profit or loss	11	1,098
Derivatives (trading and hedging)		51,649
Financial assets at fair value through other comprehensive income		70,207
Debt securities		68,385	68,079	5	301
Equity instruments	12	1,789
Loans and advances to credit institutions	12	33	33	-	-
Financial assets at amortized cost		463,887	413,517	34,686	15,684
Loans and advances to central banks		4,792	4,792	-	-
Loans and advances to credit institutions		14,859	14,822	32	6
Loans and advances to customers		400,764	350,558	34,568	15,637
Debt securities		43,473	43,346	86	41
Total financial assets risk		661,932	-	-	-
Total loan commitments and financial guarantees		184,046	171,130	11,987	929
Loan commitments given	30	134,494	126,310	7,957	227
Financial guarantees given	30	10,989	9,709	1,020	261
Other commitments given	30	38,563	35,111	3,010	441
Total maximum credit exposure		845,978

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		69,503
Debt securities	9	26,309
Equity instruments	9	8,892
Loans and advances	9	34,303
Non-trading financial assets mandatorily at fair value through profit or loss		5,557
Loans and advances	10	1,120
Debt securities	10	110
Equity instruments	10	4,327
Financial assets designated at fair value through profit or loss	11	1,214
Derivatives (trading and hedging)		39,462
Financial assets at fair value through other comprehensive income		61,293
Debt securities		58,841	58,590	250	-
Equity instruments	12	2,420
Loans and advances to credit institutions	12	33	33	-	-
Financial assets at amortized cost		451,640	402,024	33,624	15,993
Loans and advances to central banks		4,285	4,285	-	-
Loans and advances to credit institutions		13,664	13,500	158	6
Loans and advances to customers		394,763	345,449	33,360	15,954
Debt securities		38,930	38,790	106	33
Total financial assets risk		628,670
Total loan commitments and financial guarantees		181,116	169,663	10,452	1,001
Loan commitments given	30	130,923	123,707	6,945	270
Financial guarantees given	30	10,984	9,804	955	224
Other commitments given	30	39,209	36,151	2,552	506
Total maximum credit exposure		809,786

The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2020 and December 31, 2019 is shown below:

June 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	206,649	184,249	14,077	8,323	(5,734)	(824)	(785)	(4,125)	200,915	183,425	13,292	4,198
The United States	61,572	52,860	7,939	773	(1,028)	(317)	(471)	(240)	60,544	52,542	7,468	533
Mexico	51,414	45,386	4,833	1,194	(1,972)	(761)	(459)	(752)	49,442	44,626	4,374	442
Turkey (**)	44,061	36,113	4,417	3,532	(2,865)	(215)	(600)	(2,050)	41,196	35,898	3,817	1,482
South America (***)	36,202	31,099	3,298	1,804	(1,944)	(390)	(422)	(1,131)	34,258	30,709	2,876	672
Others	866	851	5	10	(9)	(1)	-	(7)	857	850	4	3
Total (****)	400,764	350,558	34,568	15,637	(13,552)	(2,508)	(2,736)	(8,307)	387,212	348,050	31,832	7,330

(*)     Spain includes all the countries where BBVA, S.A. operates.

(**)    Turkey includes all the countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

(****)  The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2020, the remaining balance was €399 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	197,058	173,843	14,599	8,616	(5,311)	(712)	(661)	(3,939)	191,747	173,131	13,939	4,677
The United States	57,387	49,744	7,011	632	(688)	(165)	(342)	(182)	56,699	49,580	6,670	450
Mexico	60,099	54,748	3,873	1,478	(2,013)	(697)	(404)	(912)	58,087	54,052	3,469	566
Turkey (**)	43,113	34,536	5,127	3,451	(2,613)	(189)	(450)	(1,974)	40,500	34,347	4,677	1,477
South America (***)	36,265	31,754	2,742	1,769	(1,769)	(366)	(323)	(1,079)	34,497	31,388	2,419	690
Others	839	824	7	9	(8)	(1)	(1)	(6)	832	823	6	2
Total (****)	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

(*)     Spain includes all the countries where BBVA, S.A. operates.

(**)    Turkey includes all the countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

(****)  The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2019, the remaining balance was €433 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of June 30, 2020 and December 31, 2019 is shown below:

June 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
By product
On demand and short notice	-	37	-	164	2,126	516	2,844	3,048
Credit card debt	-	9	-	1	1,555	11,717	13,283	14,486
Commercial debtors		796	-	470	12,805	71	14,142	14,444
Finance leases	-	195	-	5	7,561	351	8,113	8,474
Reverse repurchase loans	430	-	2,269	887	60	-	3,647	3,656
Other term loans	4,311	25,930	3,793	8,518	153,588	154,750	350,890	362,342
Advances that are not loans	32	377	8,812	3,489	1,437	486	14,632	14,688
LOANS AND ADVANCES	4,773	27,343	14,875	13,535	179,132	167,892	407,549	421,137
By secured loans
Of which: mortgage loans collateralized by immovable property		953	-	300	30,850	106,609	138,712	142,457
Of which: other collateralized loans	430	4,660	1,763	1,629	16,238	4,675	29,396	29,986
By purpose of the loan
Of which: credit for consumption						43,048	43,048	46,148
Of which: lending for house purchase						108,159	108,159	110,005
By subordination
Of which: project finance loans					12,047		12,047	12,328

December 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
By product
On demand and short notice	-	9	-	118	2,328	595	3,050	3,251
Credit card debt	-	10	1	3	1,940	14,401	16,355	17,608
Commercial debtors		971	-	230	15,976	99	17,276	17,617
Finance leases	-	227	-	6	8,091	387	8,711	9,095
Reverse repurchase loans	-	-	1,817	-	26	-	1,843	1,848
Other term loans	4,240	26,734	4,121	7,795	137,934	160,223	341,047	351,230
Advances that are not loans	35	865	7,743	3,056	951	506	13,156	13,214
LOANS AND ADVANCES	4,275	28,816	13,682	11,208	167,246	176,211	401,438	413,863
By secured loans
Of which: mortgage loans collateralized by immovable property		1,067	15	261	23,575	111,085	136,003	139,317
Of which: other collateralized loans	-	10,447	93	2,106	29,009	6,893	48,548	49,266
By purpose of the loan
Of which: credit for consumption						46,356	46,356	49,474
Of which: lending for house purchase						110,178	110,178	111,636
By subordination
Of which: project finance loans					12,259		12,259	12,415

The value of guarantees received as of June 30, 2020 and December 31, 2019, is as follows:

Guarantees received (Millions of Euros)
	June 2020	December 2019
Value of collateral	157,585	152,454
Of which: guarantees normal risks under special monitoring	14,983	14,623
Of which: guarantees non-performing risks	4,204	4,590
Value of other guarantees	55,840	35,464
Of which: guarantees normal risks under special monitoring	4,239	3,306
Of which: guarantees non-performing risks	559	542
Total value of guarantees received	213,425	187,918

6.2.3    Impaired secured loans

The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, non-performing and accumulated impairment, as well as the gross carrying amount, by counterparties as of June 30, 2020 and December 31, 2019, is as follows:

June 2020 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	4,792	-	(19)	-
General governments	27,342	77	(83)	0.3%
Credit institutions	14,859	6	(17)	-
Other financial corporations	13,585	17	(50)	0.1%
Non-financial corporations	185,821	8,190	(7,224)	4.4%
Households	174,015	7,352	(6,195)	4.2%
LOANS AND ADVANCES	420,414	15,643	(13,588)	3.7%

December 2019 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central Banks	4,285	-	(9)	-
General governments	28,281	88	(60)	0.3%
Credit institutions	13,664	6	(15)	-
Other financial corporations	11,239	17	(31)	0.2%
Non-financial corporations	173,254	8,467	(6,465)	4.9%
Households	181,989	7,381	(5,847)	4.1%
LOANS AND ADVANCES	412,711	15,959	(12,427)	3.9%

The changes during the six months ended June 30, 2020 and the year ended December 31, 2019 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	June 2020	December 2019
Balance at the beginning	16,770	17,134
Additions	4,581	9,857
Decreases (*)	(2,517)	(5,874)
Net additions	2,064	3,983
Amounts written-off	(1,778)	(3,803)
Exchange differences and other	(322)	(544)
Balance at the end	16,734	16,770

(*) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

6.2.4    Loss allowances

Below are the changes in the six months ended June 30, 2020 and the year ended December 31, 2019 in the loss allowances recognized on the accompanying consolidated balance sheets to cover the estimated loss allowances in loans and advances of financial assets at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	June 2020	December 2019
Balance at the beginning of the period	(12,427)	(12,217)
Increase in loss allowances charged to income	(6,723)	(10,236)
Stage 1	(1,603)	(1,650)
Stage 2	(1,771)	(1,923)
Stage 3	(3,350)	(6,664)
Decrease in loss allowances charged to income	3,070	5,990
Stage 1	960	1,312
Stage 2	812	1,298
Stage 3	1,298	3,380
Transfer to written-off loans, exchange differences and other	2,493	4,036
Closing balance	(13,588)	(12,427)

6.3    Liquidity and funding risk

Since the beginning of March, the global crisis caused by COVID-19 has had a significant impact on financial markets. The effects of this crisis on the Group's consolidated balance sheets have fundamentally been felt initially through increased drawdowns of credit facilities by wholesale customers in the face of worsening funding conditions in the markets, with no significant effect in the retail world. In view of this situation, there was a joint response by various central banks, through specific measures and programs to facilitate the funding of the real economy and the provision of liquidity in the financial markets. During the second quarter, significant net repayments were made by certain wholesale customers who had drawn down credit facilities during the first quarter of the year.

BBVA Group´s liquidity position in every geographical area allows its regulatory ratios to be above the minimum required:

•           The BBVA Group's liquidity coverage ratio (LCR) remained significantly above 100% and stood at 159% as of June 30, 2020. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group's LCR would stand at 191% (32 percentage points above 159%). In addition, it exceeded 100% in all subsidiaries.

•           The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee's essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR, calculated according to the Basel requirements, remained above 100% throughout 2019 and stood at 124% as of June 30, 2020.

The wholesale funding markets in which the Group operates were affected by the events of COVID-19 and secondary market prices suffered a material correction as a result of the increased volatility. This led to a significant increase in the issue premiums and levels of access to the primary market. While certain degrees of volatility are still notable, this situation has been stabilizing and prices in the secondary market have been correcting themselves.

The main transactions carried out by the companies that form part of the BBVA Group in the first half of 2020 were:

•           During the first quarter of 2020, BBVA, S.A. carried out two issuances of senior non-preferred debt totaling €1,400 million and a Tier 2 issuance totaling €1,000 million. In the second quarter of 2020, it issued preferred senior debt totaling €1,000 million as a COVID-19 social bond, the first of its kind from a private financial institution in Europe. In July 2020 two issuances were made: the first, is the first green convertible bond (CoCo) ever issued by a financial institution worldwide for the amount of €1,000 million, with a coupon of 6% and an option for early amortization in five and a half years (see Note 50); and the second, a subordinated debt issuance of Tier 2 in Pounds sterling, for the amount of 300 million, to a term of eleven years and option of amortization to the sixth, with a coupon of 3.104%.

•           In Mexico, a local senior issuance was carried out in February 2020 for MXN 15,000 million (€578 million in euros) in three tranches. Two tranches in Mexican pesos over 3 and 5 years (one for MXN 7,123 million at the Interbank Equilibrium Interest Rate (TIIE) 28 + 5 basis points and another for MXN 6,000 million at TIIE 28 + 15 basis points, respectively), and another tranche in US dollars over 3 years (USD 100 million at 3-month Libor + 49 basis points).

•           In Turkey, Garanti BBVA carried out a Tier 2 issuance for TRY 750 million in the first quarter of 2020. In the second quarter of 2020, Garanti BBVA renewed a syndicated loan by issuing the first green syndicated loan indexed to sustainability criteria, and in whose renovation the EBRD -European Bank for Reconstruction and Development- and the IFC -International Finance Corporation- have participated.

7.    Fair value of financial instruments

The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2020 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2019.

The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year 2019 Nevertheless, the level of significance of the unobservable inputs used to determine the hierarchy of the fair value of loans and advances to customers at amortized cost has been revised, resulting in greater exposure classified as level 3.

The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year 2019.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values as of June 30, 2020 and December 31, 2019:

Fair value and carrying amount (Millions of Euros)
		June 2020		December 2019
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	8	65,877	65,877	44,303	44,303
Financial assets held for trading	9	119,332	119,332	102,688	102,688
Non-trading financial assets mandatorily at fair value through profit or loss	10	4,998	4,998	5,557	5,557
Financial assets designated at fair value through profit or loss	11	1,098	1,098	1,214	1,214
Financial assets at fair value through other comprehensive income	12	70,045	70,045	61,183	61,183
Financial assets at amortized cost	13	450,222	452,719	439,162	442,788
Derivatives - Hedge accounting	14	2,531	2,531	1,729	1,729
LIABILITIES
Financial liabilities held for trading	9	108,624	108,624	89,633	89,633
Financial liabilities designated at fair value through profit or loss	11	9,203	9,203	10,010	10,010
Financial liabilities at amortized cost	21	559,713	557,678	516,641	515,910
Derivatives - Hedge accounting	14	2,368	2,368	2,233	2,233

The following table shows the financial instruments in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value as of June 30, 2020 and December 31, 2019:

Fair value of financial instruments by levels (Millions of Euros)
	June 2020			December 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	65,686	-	191	44,111	-	192
Financial assets held for trading	30,604	86,964	1,763	31,135	70,045	1,508
Loans and advances	2,483	33,848	1,261	697	32,321	1,285
Debt securities	15,246	11,304	89	18,076	8,178	55
Equity instruments	5,751	28	82	8,832	-	59
Derivatives	7,124	41,785	331	3,530	29,546	109
Non-trading financial assets mandatorily at fair value through profit or loss	1,629	2,224	1,145	4,305	92	1,160
Loans and advances	152	-	538	82	-	1,038
Debt securities	-	205	45	-	91	19
Equity instruments	1,477	2,019	562	4,223	1	103
Financial assets designated at fair value through profit or loss	925	172	-	1,214	-	-
Loans and advances	-	-	-	-	-	-
Debt securities	925	172	-	1,214	-	-
Equity instruments	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	57,066	12,129	849	50,896	9,203	1,084
Loans and advances	33	-	-	33	-	-
Debt securities	55,780	11,990	452	49,070	9,057	604
Equity instruments	1,254	139	397	1,794	146	480
Financial assets at amortized cost	32,880	26,566	393,273	29,391	217,279	196,119
Derivatives – Hedge accounting	153	2,370	8	44	1,685	-
LIABILITIES
Financial liabilities held for trading	26,953	80,095	1,576	26,266	62,541	827
Deposits	7,727	37,828	1,082	9,595	32,121	649
Trading derivatives	8,612	41,048	494	4,425	30,419	175
Short positions	10,614	1,219	-	12,246	1	2
Financial liabilities designated at fair value through profit or loss	-	8,120	1,083	-	9,984	27
Customer deposits	-	914	-	-	944	-
Debt certificates	-	3,119	1,083	-	4,629	27
Other financial liabilities	-	4,087	-	-	4,410	-
Financial liabilities at amortized cost	92,354	314,925	150,399	67,229	289,599	159,082
Derivatives – Hedge accounting	48	2,287	34	30	2,192	11

8.    Cash, cash balances at central banks and other demand deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2020	December 2019
Cash on hand	5,669	7,060
Cash balances at central banks (*)	54,442	31,755
Other demand deposits	5,766	5,488
Total	65,877	44,303

(*)   The variation corresponds mainly to the increase in cash held at the Bank of Spain.

9.    Financial assets and liabilities held for trading

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	June 2020	December 2019
ASSETS
Derivatives (*)		49,239	33,185
Equity instruments	6.2.2	5,862	8,892
Debt securities	6.2.2	26,640	26,309
Issued by central banks		1,125	840
Issued by public administrations		23,642	23,918
Issued by financial institutions		838	679
Other debt securities		1,035	872
Loans and advances	6.2.2	37,591	34,303
Loans and advances to central banks		636	535
Reverse repurchase agreement		636	535
Loans and advances to credit institutions		24,912	21,286
Reverse repurchase agreement		24,857	21,219
Loans and advances to customers		12,044	12,482
Reverse repurchase agreement		11,026	12,187
Total assets		119,332	102,688
LIABILITIES
Derivatives (*)		50,154	35,019
Short positions		11,832	12,249
Deposits		46,637	42,365
Deposits from central banks		5,685	7,635
Repurchase agreement		5,685	7,635
Deposits from credit institutions		28,617	24,969
Repurchase agreement		28,214	24,578
Customer deposits		12,335	9,761
Repurchase agreement		12,271	9,689
Total liabilities		108,624	89,633

(*)   The variation corresponds mainly to foreign exchange derivatives in BBVA S.A.

10.    Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2020	December 2019
Equity instruments	6.2.2	4,058	4,327
Debt securities	6.2.2	250	110
Loans and advances to customers	6.2.2	690	1,120
Total		4,998	5,557

11.    Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2020	December 2019
ASSETS
Debt securities		1,098	1,214
Total assets	6.2.2	1,098	1,214
LIABILITIES
Deposits		914	944
Debt certificates		4,202	4,656
Other financial liabilities: Unit-linked products		4,087	4,410
Total liabilities		9,203	10,010

12.    Financial assets at fair value through other comprehensive income

12.1    Breakdown of the balance

The breakdown of the balance by type of financial instruments under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2020	December 2019
Equity instruments	6.2.2	1,789	2,420
Debt securities (*)		68,223	58,731
Loans and advances to credit institutions	6.2.2	33	33
Total		70,045	61,183
Of which: loss allowances of debt securities		(162)	(110)

(*)The variation corresponds mainly to the increase in financial assets issued by governments in BBVA, S.A.

12.2    Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	June 2020		December 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Listed equity instruments
Spanish companies shares	2,182	1,141	2,181	1,674
Foreign companies shares	140	199	136	213
The United States	31	79	30	78
Mexico	1	29	1	34
Turkey	3	6	3	5
Other countries	106	85	102	96
Subtotal	2,322	1,340	2,317	1,886
Unlisted equity instruments
Spanish companies shares	5	5	5	5
Foreign companies shares	376	444	450	528
The United States	318	351	387	419
Mexico	-	1	-	-
Turkey	6	9	5	9
Other countries	52	83	57	99
Subtotal	381	449	454	533
Total	2,703	1,789	2,772	2,420

12.3    Debt securities

The breakdown of the balance under the heading "Debt securities" of the accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	June 2020		December 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Domestic debt securities
Government and other government agency debt securities	28,151	28,913	20,740	21,550
Central banks	-	-	-	-
Credit institutions	1,050	1,110	959	1,024
Other issuers	899	936	907	947
Subtotal	30,100	30,959	22,607	23,521
Foreign debt securities
Mexico	7,224	7,375	7,790	7,786
Government and other government agency debt securities	6,359	6,527	6,869	6,868
Central banks	-	-	-	-
Credit institutions	62	63	77	78
Other issuers	803	786	843	840
The United States	10,267	10,421	11,376	11,393
Government securities	6,572	6,698	8,570	8,599
Treasury and other government agencies	4,049	4,113	5,595	5,624
States and political subdivisions	2,523	2,585	2,975	2,975
Central banks	-	-	-	-
Credit institutions	157	158	122	124
Other issuers	3,538	3,565	2,684	2,670
Turkey	3,801	3,840	3,752	3,713
Government and other government agency debt securities	3,801	3,840	3,752	3,713
Central banks	-	-	-	-
Credit institutions	-	-	-	-
Other issuers	-	-	-	-
Other countries	15,143	15,628	11,870	12,318
Other foreign governments and other government agency debt securities	7,519	7,861	6,963	7,269
Central banks	1,481	1,484	1,005	1,010
Credit institutions	2,425	2,517	1,795	1,892
Other issuers	3,717	3,766	2,106	2,147
Subtotal	36,436	37,264	34,788	35,210
Total	66,536	68,223	57,395	58,731

The credit ratings of the issuers of debt securities as of June 30, 2020 are as follows:

Debt securities by rating
	June 2020
	Fair value (Millions of Euros)%
AAA	9,806	14.4%
AA+	834	1.2%
AA	300	0.4%
AA-	626	0.9%
A+	3,796	5.6%
A	2,180	3.2%
A-	31,076	45.6%
BBB+	7,442	10.9%
BBB	3,137	4.6%
BBB-	3,691	5.4%
BB+ or below	4,925	7.2%
Unclassified	412	0.6%
Total	68,223	100.0%

12.4    Gains/losses

Changes in gains/losses

The changes in the gains/losses (net of taxes) during the six months ended June 30, 2020 and in the year ended December 31, 2019 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains / losses (Millions of Euros)
		Debt securities		Equity instruments
	Notes	June 2020	December 2019	June 2020	December 2019
Balance at the beginning		1,760	943	(403)	(155)
Valuation gains and losses		137	1,267	(562)	(238)
Amounts transferred to income		(71)	(119)
Amounts transferred to Reserves				-	-
Income tax		4	(331)	25	(10)
Balance at the end	27	1,830	1,760	(940)	(403)

During the six months ended June 30, 2020 and 2019, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €71 and 5 million, respectively (see Note 42) as a result of the decrease in the rating of debt securities in BBVA Argentina.

13.    Financial assets at amortized cost

13.1    Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets according to the nature of the financial instrument is as follows:

Financial assets at amortized cost (Millions of Euros)
	June 2020	December 2019
Debt securities	43,396	38,877
Loans and advances to central banks	4,773	4,275
Loans and advances to credit institutions	14,842	13,649
Loans and advances to customers	387,212	382,360
Government	27,259	28,222
Other financial corporations	13,535	11,207
Non-financial corporations	178,598	166,789
Other	167,820	176,142
Total	450,222	439,162
Of which: impaired assets of loans and advances to customers (*)	15,637	15,954
Of which: loss allowances of loans and advances (*)	(13,588)	(12,427)
Of which: loss allowances of debt securities	(77)	(52)

(*) See Note 6.2.

During the six months ended June 30, 2020 and the year ended December 31, 2019, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

13.2    Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets according to the nature of the financial instrument is as follows:

Loans and advances to customers (Millions of Euros)
	June 2020	December 2019
On demand and short notice	2,844	3,050
Credit card debt	13,283	16,354
Trade receivables	14,142	17,276
Finance leases	8,113	8,711
Reverse repurchase agreements	947	26
Other term loans	342,180	332,160
Advances that are not loans	5,704	4,784
Total	387,212	382,360

14.    Derivatives- Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	June 2020	December 2019
ASSETS
Derivatives - Hedge accounting	2,531	1,729
Fair value changes of the hedged items in portfolio hedges of interest rate risk	60	28
LIABILITIES
Derivatives - Hedge accounting	2,368	2,233
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-

15.    Investments in joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates (Millions of Euros)
	June 2020	December 2019
Joint ventures	150	154
Associates	1,216	1,334
Total	1,366	1,488

16.    Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type (Millions of Euros)
	June 2020	December 2019
Property plant and equipment	8,796	9,816
For own use	8,578	9,554
Land and buildings	5,584	6,001
Work in progress	63	56
Furniture, fixtures and vehicles	5,954	6,351
Right to use assets	3,382	3,516
Accumulated depreciation	(5,957)	(5,969)
Impairment	(447)	(402)
Leased out under an operating lease	217	263
Assets leased out under an operating lease	280	337
Accumulated depreciation	(62)	(74)
Impairment	-	-
Investment property	261	252
Building rental	228	211
Other	3	4
Right to use assets	83	101
Accumulated depreciation	(16)	(24)
Impairment	(38)	(39)
Total	9,057	10,068

17.    Intangible assets

17.1    Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the period (Millions of Euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2018	5,066	382	519	161	29	23	6,180
Additions	-	-	-	-	-	-	-
Exchange difference	98	(36)	31	3	(2)	(1)	93
Impairment	(1,318)	-	-	-	-	-	(1,318)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,846	346	550	164	27	22	4,955
Additions	-	-	-	-	-	-	-
Exchange difference	58	(45)	(100)	(21)	(2)	(1)	(111)
Impairment	(2,084)	-	-	-	-	-	(2,084)
Other	-	-	-	-	-	-	-
Balance as of June 30, 2020	1,820	301	450	143	25	21	2,760

Impairment test

As mentioned in Note 2.2.8 of the consolidated Financial Statements of the year 2019, the CGUs to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

The BBVA Group performs estimations on the recoverable amount of certain CGU´s by calculating the value in use through the discounted value of future cash flows method.

The main hypotheses used for the value in use calculation are the following:

•           The forecast cash flows, including net interest margin, estimated by the Group's management, and based on the latest available financial statements budgets for the next 3 to 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the CPI of the geography where the CGU is located, among others.

•           The constant growth rate for extrapolating cash flows, starting in the third or fifth year, beyond the period covered by the budgets or forecasts.

•           The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the assumptions is based both on its projections and past experience. These values are verified and use external sources of information, wherever possible. Additionally, the valuations of the goodwill of the CGUs of the United States and Turkey have been reviewed by independent experts (not the Group's external auditors) as of March 31, 2020 and December 31, 2019. However, certain changes to the valuation assumptions used could cause differences in the impairment test result.

As of December 31, 2019, the Group estimated impairment losses in the United States CGU of €1,318 million, which was mainly as a result of the negative evolution of interest rates, especially in the second half of the year, which accompanied by the slowdown of the economy caused the expected evolution of results below the previous estimation. This recognition did not affect the tangible book value nor the liquidity nor the capital of the BBVA Group.

As of March 31, 2020, the Group identified an indicator of impairment of goodwill in the CGU and as a result of the goodwill impairment test, the Group estimated impairment in the United States CGU, of €2,084 million (see Note 44), which was mainly due to the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Note 1.5) and the expected evolution of interest rates. This recognition did not affect the tangible book value nor the liquidity nor the capital of the BBVA Group.

As of June 30, 2020, as a result of the CGU´s assessment, the Group concluded there is no evidence of further indicators of impairment losses that requires recognizing significant additional impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

Goodwill - The United States CGU

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant assumptions used in the impairment test as of March 31, 2020 of this mentioned CGU, were:

Impairment test assumptions CGU goodwill in the United States
	March 2020	December 2019
Discount rate	10.3%	10.0%
Growth rate	3.0%	3.5%

In accordance with paragraph 33.c of IAS 36, as of March 31, 2020, the Group used a growth rate of 3.0% based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. This 3.0% rate is lower than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of March 31, 2020:

Sensitivity analysis for main assumptions - The United States (Millions of Euros)
	Increase of 50 basis points (*)	Decrease of 50 basis points (*)
Discount rate	(755)	869
Growth rate	270	(235)

(*)   Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill - Turkey CGU

The main significant assumptions used in the impairment test as of March 31, 2020 of the CGU of Turkey, were:

Impairment test assumptions CGU goodwill in Turkey
	March 2020	December 2019
Discount rate	18.1%	17.4%
Growth rate	7.0%	7.0%

Given the potential growth of the sector in Turkey, in accordance with paragraph 33.c of IAS 36, as of March 31, 2020 and December 31, 2019, the Group used a growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of March 31, 2020:

Sensitivity analysis for main assumptions - Turkey (Millions of Euros)
	Impact of an increase of 50 basis points	Impact of a decrease of 50 basis points
Discount rate	(166)	183
Growth rate	23	(21)

Goodwill - Other CGUs

The sensitivity analysis on the main hypotheses carried out for the rest of the CGUs of the Group indicate that their value in use would continue to exceed their book value.

17.2    Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2020	December 2019
Computer software acquisition expense	1,532	1,598
Other intangible assets with an infinite useful life	10	11
Other intangible assets with a definite useful life	320	401
Total	1,863	2,010

18.    Tax assets and liabilities

18.1    Consolidated tax group

Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

18.2    Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2020	December 2019
Tax assets
Current tax assets	1,182	1,765
Deferred tax assets	15,536	15,318
Total	16,718	17,083
Tax liabilities
Current tax liabilities	560	880
Deferred tax liabilities	1,968	1,928
Total	2,529	2,808

The Group has carried out an analysis of its recovery of deferred tax assets and liabilities taking into account the impact of COVID-19 pandemic (see Note 1.5) in the Group's consolidated Financial Statements as of June 30, 2020, and in the projections of taxable income in the coming years, without any relevant effects on the recognition of deferred tax assets and liabilities, as of June 30, 2020.

19.    Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	June 2020	December 2019
ASSETS
Inventories	615	581
Transactions in progress	165	138
Accruals	929	804
Other items	2,651	2,277
Total assets	4,360	3,800
LIABILITIES
Transactions in progress	98	39
Accruals	2,040	2,456
Other items	1,969	1,247
Total liabilities	4,107	3,742

20.    Non-current assets and disposal groups classified as held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2020	December 2019
Foreclosures and recoveries	1,487	1,647
Assets from tangible assets	300	310
Business sale - Assets (*)	1,728	1,716
Other assets classified as held for sale (**)	279	-
Accrued amortization (***)	(54)	(51)
Impairment losses	(534)	(543)
Total	3,205	3,079

(*)       It includes mainly BBVA’s stake in BBVA Paraguay (see Note 3).

(**)     It includes mainly the agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A (see Note 3).

(***)   Accumulated amortization until related asset was reclassified as “Non-current assets and disposal groups held for sale”.

21.    Financial liabilities at amortized cost

21.1    Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	June 2020	December 2019
Deposits	481,207	438,919
Deposits from central banks	46,667	25,950
Demand deposits	285	23
Time deposits and other (*)	41,040	25,101
Repurchase agreements	5,341	826
Deposits from credit institutions	32,356	28,751
Demand deposits	9,553	7,161
Time deposits and other	19,062	18,896
Repurchase agreements	3,742	2,693
Customer deposits	402,184	384,219
Demand deposits (**)	308,212	280,391
Time deposits and other	93,671	103,293
Repurchase agreements	301	535
Debt certificates	64,421	63,963
Other financial liabilities	14,085	13,758
Total	559,713	516,641

(*)   The variation corresponds mainly to the increase in time deposits of BBVA, S.A. in the European Central Bank through the financing program TLTRO III.

(**)  The variation corresponds mainly to the increase in customer demand deposits in BBVA, S.A.

21.2    Deposits from credit institutions

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions. June 2020 (Millions of Euros)
	Demand deposits	Time deposits & other(*)	Repurchase agreements	Total
Spain	2,017	1,466	-	3,483
The United States	2,990	6,238	-	9,228
Mexico	354	557	84	995
Turkey	192	493	28	713
South America	421	1,779	6	2,205
Rest of Europe	2,965	5,778	3,624	12,367
Rest of the world	613	2,751	-	3,364
Total	9,553	19,062	3,742	32,356

(*) Subordinated deposits are included amounting to €196 million

Deposits from credit institutions. December 2019 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	2,104	1,113	1	3,218
The United States	2,082	4,295	-	6,377
Mexico	432	1,033	168	1,634
Turkey	302	617	4	924
South America	394	2,285	161	2,840
Rest of Europe	1,652	5,180	2,358	9,190
Rest of the world	194	4,374	-	4,568
Total	7,161	18,896	2,693	28,751

(*) Subordinated deposits are included amounting to €195 million

21.3    Customer deposits

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Customer deposits. June 2020 (Millions of Euros)
	Demand deposits	Time deposits & other	Repurchase agreements	Total
Spain	158,036	22,226	3	180,265
The United States	56,222	19,498	-	75,720
Mexico	39,161	11,584	95	50,840
Turkey	17,696	17,522	203	35,421
South America	26,510	13,012	-	39,522
Rest of Europe	9,644	9,418	-	19,062
Rest of the world	943	411	-	1,354
Total	308,212	93,671	301	402,184

Customer deposits. December 2019 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	146,651	24,958	2	171,611
The United States	46,372	19,810	-	66,181
Mexico	43,326	12,714	523	56,564
Turkey	13,775	22,257	10	36,042
South America	22,748	13,913	-	36,661
Rest of Europe	6,610	8,749	-	15,360
Rest of the world	909	892	-	1,801
Total	280,391	103,293	535	384,219

(*) Subordinated deposits are included amounting to €189 million

21.4    Debt certificates

The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	June 2020	December 2019
In Euros	42,329	40,185
Promissory bills and notes	718	737
Non-convertible bonds and debentures	14,472	12,248
Covered bonds	15,232	15,542
Hybrid financial instruments	405	518
Securitization bonds	2,900	1,354
Wholesale funding	1,132	1,817
Subordinated liabilities	7,470	7,968
Convertible perpetual certificates	3,500	5,000
Convertible subordinated debt	-	-
Non-convertible preferred stock	79	83
Other non-convertible subordinated liabilities	3,891	2,885
In foreign currencies	22,092	23,778
Promissory bills and notes	1,059	1,210
Non-convertible bonds and debentures	10,364	10,587
Covered bonds	279	362
Hybrid financial instruments	656	1,156
Securitization bonds	4	17
Wholesale funding	512	780
Subordinated liabilities	9,218	9,666
Convertible perpetual certificates	1,788	1,782
Convertible subordinated debt	-	-
Non- convertible preferred stock	53	76
Other non-convertible subordinated liabilities	7,377	7,808
Total	64,421	63,963

Most of the foreign currency issues are denominated in U.S. dollars.

21.5    Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2020	December 2019
Lease liabilities	3,129	3,335
Creditors for other financial liabilities	2,887	2,623
Collection accounts	3,532	3,306
Creditors for other payment obligations	4,538	4,494
Total	14,085	13,758

22.    Assets and liabilities under insurance and reinsurance contracts

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2020 and December 31, 2019, the balance under this heading amounted to €332 million and €341 million, respectively.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under the heading “Liabilities under reinsurance and insurance contracts” is as follows:

Liabilities under insurance and reinsurance contracts
	June 2020	December 2019
Mathematical reserves (*)	8,310	9,247
Provision for unpaid claims reported	652	641
Provisions for unexpired risks and other provisions	500	718
Total	9,462	10,606

(*)    The variation corresponds mainly to the decrease in Mexico.

23.    Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	June 2020	December 2019
Provisions for pensions and similar obligations		4,427	4,631
Other long term employee benefits		53	61
Provisions for taxes and other legal contingencies	6.1	738	677
Provisions for contingent risks and commitments	30	774	711
Other provisions (*)		502	457
Total		6,494	6,538

(*) Individually insignificant provisions or contingencies, for various concepts in different geographies.

Ongoing legal proceedings and litigation

The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labour relations and from other commercial, regulatory or tax issues, as well as in arbitration.

On the basis of the information available, the Group considers that, at June 30, 2020, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.

24.    Pension and other post-employment commitments

The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both active service and in retirees.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for the six month periods ended June 30, 2020 and 2019 are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	June 2020	June 2019
Interest income and expense		25	38
Personnel expense		76	79
Defined contribution plan expense	39.1	49	55
Defined benefit plan expense	39.1	27	24
Provisions, net	41	145	127
Total: expense (income)		247	244

25.    Capital

As of June 30, 2020 and December 31, 2019, BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.

26.    Retained earnings and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings and other reserves (Millions of Euros)
	June 2020	December 2019
Retained earnings	30,589	29,388
Other reserves	(160)	(119)
Total	30,429	29,268

27.    Accumulated other comprehensive income

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Accumulated other comprehensive income. Breakdown by concepts (Millions of Euros)
	Notes	June 2020	December 2019
Items that will not be reclassified to profit or loss		(2,253)	(1,875)
Actuarial gains (losses) on defined benefit pension plans		(1,381)	(1,498)
Non-current assets and disposal groups classified as held for sale		1	2
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.4	(940)	(403)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		67	24
Items that may be reclassified to profit or loss		(10,570)	(8,351)
Hedge of net investments in foreign operations (effective portion)		(312)	(896)
Foreign currency translation		(12,351)	(9,147)
Hedging derivatives. Cash flow hedges (effective portion)		308	(44)
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.4	1,830	1,760
Hedging instruments (non-designated items)		-	-
Non-current assets and disposal groups classified as held for sale		(27)	(18)
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(19)	(5)
Total		(12,822)	(10,226)

The balances recognized under these headings are presented net of tax.

28.    Non-controlling interest

The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	June 2020	December 2019
Garanti BBVA	3,988	4,240
BBVA Peru	1,222	1,334
BBVA Argentina	439	422
BBVA Colombia	65	76
BBVA Venezuela	66	71
Other entities	55	57
Total	5,836	6,201

These amounts are broken down by groups of consolidated entities under the heading “Profit for the year- Attributable to minority interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	June 2020	June 2019
Garanti BBVA	274	291
BBVA Peru	39	115
BBVA Argentina	18	60
BBVA Colombia	2	5
BBVA Venezuela	(2)	2
Other entities	3	2
Total	333	475

29.    Capital base and capital management

The eligible capital instruments and the risk-weighted assets of the Group (phased in) are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2020 and December 31, 2019:

Capital ratios (phased-in)
	June 2020 (*)	December 2019
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	42,118	43,653
Eligible Additional Tier 1 capital (millions of Euros) (b)	6,067	6,048
Eligible Tier 2 capital (millions of Euros) (c)	9,345	8,304
Risk Weighted Assets (millions of Euros) (d)	362,050	364,448
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	11.63%	11.98%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.68%	1.66%
Tier 1 capital ratio (Tier 1) (A)+(B)	13.31%	13.64%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.58%	2.28%
Total capital ratio (A)+(B)+(C)	15.89%	15.92%

(*) Provisional data

The uncertainty caused by the COVID-19 pandemic has led to a significant fluctuation in asset prices in the financial markets, accompanied by a sharp increase in volatility; the stock exchanges have experienced falls in response to the impact of the crisis on corporate earnings and the increase in risk aversion that has also spread to the debt markets, as well as the evolution of exchange rates. All this has caused a negative impact on the Group's capital ratios until June 30, 2020. However, during the second quarter of the year, the stability of the financial markets, largely motivated by the stimulus measures for the economy announced by the different national and supranational authorities, have partially recovered the shocks produced in asset prices and the volatility has been reduced, which has had a positive contribution in the capital ratios during the last quarter.

In addition, the approval by the European Parliament and the Council of Regulation 2020/873 (known as “CRR Quick Fix”), amending both Regulation 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)) has contributed positively to the capital ratios.

As of June 30, 2020, the CET 1 ratio stood at 11.63%, which represents a reduction of 34 basis points compared to December 31, 2019.

The additional Tier 1 capital (AT1) stood at 1.68% at the end of June 2020, remaining at similar levels than previous quarters, while the Tier 2 ratio increased by 30 basis points to 2.58% explained partly by the new Tier 2 instruments issued by the Group during the first half of the year.

As a result, the total capital ratio stood at 15.89%, remaining at a similar level to that of December 2019.

The risk-weighted assets during the first six months of the year, affected by the evolution of exchange rates decreased by approximately €2,400 million.

The breakdown of the leverage ratio as of June 30, 2020 and December 31, 2019, calculated according to CCR, is as follows:

Leverage ratio
	June 2020 (*)	December 2019
Tier 1 (millions of Euros) (a)	48,185	49,701
Exposure to leverage ratio (millions of Euros) (b)	771,590	731,087
Leverage ratio (a)/(b) (percentage)	6.24%	6.80%

(*) Provisional data

30.    Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	June 2020	December 2019
Loan commitments given	6.2.2	134,494	130,923
Of which: defaulted		227	270
Central banks		-	-
General governments		2,897	3,117
Credit institutions		14,450	11,742
Other financial corporations		4,955	4,578
Non-financial corporations		69,184	65,475
Households		43,008	46,011
Financial guarantees given	6.2.2	10,989	10,984
Of which: defaulted (*)		261	224
Central banks		-	-
General governments		109	125
Credit institutions		427	995
Other financial corporations		677	583
Non-financial corporations		9,529	8,986
Households		247	295
Other commitments given	6.2.2	38,563	39,209
Of which: defaulted (*)		441	506
Central banks		106	1
General governments		1,685	521
Credit institutions		5,119	5,952
Other financial corporations		3,924	2,902
Non-financial corporations		27,535	29,682
Households		193	151
Total	6.2.2	184,046	181,116

(*) Non-performing financial guarantees given amounted to €702 million and €730 million, respectively, as of June 30, 2020 and December 31, 2019, respectively.

As of June 30, 2020, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €376 million, €167 million and €231 million, respectively (see Note 23).

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

31.    Other contingent assets and liabilities

As of June 30, 2020 and December 31, 2019, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the condensed interim consolidated Financial Statements.

32. Net interest income

32.1    Interest and other income

The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	June 2020	June 2019
Financial assets held for trading	711	1,071
Financial assets designated at fair value through profit or loss	80	77
Financial assets at fair value through other comprehensive income	714	975
Financial assets at amortized cost	11,031	12,911
Insurance activity	477	493
Adjustments of income as a result of hedging transactions	1	(38)
Other income	214	143
Total	13,228	15,633

32.2    Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	June 2020	June 2019
Financial liabilities held for trading	344	746
Financial liabilities designated at fair value through profit or loss	33	3
Financial liabilities at amortized cost	3,891	5,613
Adjustments of expense as a result of hedging transactions	(176)	(136)
Insurance activity	324	338
Cost attributable to pension funds	33	44
Other expense	125	82
Total	4,574	6,691

33.    Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 34), as per the breakdown below:

Dividend income. Breakdown by headline (Millions of Euros)
	June 2020	June 2019
Non-trading financial assets mandatorily at fair value through profit or loss	7	25
Financial assets at fair value through other comprehensive income	70	78
Total	77	103

34.    Share of profit or loss of entities accounted for using the equity method

Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a loss of €17 million for the six months ended June 30, 2020, compared with the loss of €19 million recorded for the six months ended June 30, 2019.

35.    Fee and commission income and expense

The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	June 2020	June 2019
Bills receivables	17	19
Demand accounts	265	232
Credit and debit cards and ATMs	1,123	1,538
Checks	71	100
Transfers and other payment orders	368	393
Insurance product commissions	76	90
Loan commitments given	69	60
Other commitments and financial guarantees given	185	196
Asset management	582	511
Securities fees	199	158
Custody securities	73	59
Other fees and commissions	297	303
Total	3,325	3,661

The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	June 2020	June 2019
Demand accounts	11	18
Credit and debit cards	621	798
Transfers and other payment orders	83	65
Commissions for selling insurance	25	26
Custody securities	25	16
Other fees and commissions	259	268
Total	1,024	1,191

36.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

The breakdown of the balance under these headings, by source of the related items, in the accompanying consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	June 2020	June 2019
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	229	67
Financial assets at amortized cost	106	15
Other financial assets and liabilities	123	53
Gains (losses) on financial assets and liabilities held for trading, net	187	173
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	129	98
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	205	(3)
Gains (losses) from hedge accounting, net	41	73
Subtotal gains (losses) on financial assets and liabilities	790	408
Exchange differences	316	134
Total	1,107	542

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by instrument (Millions of Euros)
	June 2020	June 2019
Debt instruments	646	451
Equity instruments	(1,374)	764
Trading derivatives and hedge accounting	1,384	(653)
Loans and advances to customers	119	92
Customer deposits	(9)	32
Other	25	(277)
Total	790	408

37.    Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2020	June 2019
Gains from sales of non-financial services	115	129
Hyperinflation adjustment	39	63
Other operating income	76	145
Total	230	337

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2020	June 2019
Change in inventories	55	59
Contributions to guaranteed banks deposits funds	397	353
Hyperinflation adjustment	161	249
Other operating expense	235	334
Total	848	995

38.    Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	June 2020	June 2019
Income from insurance and reinsurance contracts	1,307	1,547
Expense from insurance and reinsurance contracts	(765)	(983)
Total	542	565

39.    Administration costs

39.1    Personnel expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2020	June 2019
Wages and salaries		2,225	2,435
Social security costs		379	396
Defined contribution plan expense	24	49	55
Defined benefit plan expense	24	27	24
Other personnel expense		195	222
Total		2,875	3,131

39.2    Other administrative expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	June 2020	June 2019
Technology and systems	640	604
Communications	106	109
Advertising	121	158
Property, fixtures and materials	248	266
Of which: rent expense	46	52
Taxes other than income tax	199	203
Surveillance and cash courier services	84	92
Other expense	474	521
Total	1,872	1,953

40.    Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2020	June 2019
Tangible assets	456	488
Of which: For own use	266	294
Of which: Right-of-use assets	188	192
Intangible assets	310	302
Total	766	790

41.    Provisions or (reversal) of provisions

In the six months ended June 30, 2020 and 2019 the net provisions recognized in this income statement line item were as follows:

Provisions or (reversal) of provisions (Millions of Euros)
	Notes	June 2020	June 2019
Pensions and other post employment defined benefit obligations	24	145	127
Commitments and guarantees given		106	7
Pending legal issues and tax litigation		199	75
Other provisions		90	51
Total		541	261

42.    Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	June 2020	June 2019
Financial assets at fair value through other comprehensive income - Debt securities	12.4	71	5
Financial assets at amortized cost (*)		4,075	1,727
Of which: recovery of written-off assets		(145)	(534)
Total		4,146	1,731

(*)  As of June 30, 2020 the amount includes mainly the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5 and 6.2).

43.    Impairment or (reversal) of impairment of investments in joint ventures and associates

The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" resulted in a loss of  €60 million for the six months ended June 30, 2020, compared with nil impairment recorded for the six months ended June 30, 2019.

44.    Impairment or (reversal) of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or (reversal) of impairment on non-financial assets (Millions of Euros)
	Notes	June 2020	June 2019
Tangible assets		62	30
Intangible assets	17	2,087	1
Others		-	13
Total		2,149	44

45.    Gains (losses) on derecognition of non-financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) on derecognition of non-financial assets and subsidiaries, net (Millions of Euros)
	June 2020	June 2019
Gains
Disposal of investments in non-consolidated subsidiaries	1	-
Disposal of tangible assets and other	4	13
Losses	-	-
Disposal of investments in non-consolidated subsidiaries	-	-
Disposal of tangible assets and other	(1)	(6)
Total	4	8

46.    Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2020	June 2019
Gains on sale of real estate	44	26
Impairment of non-current assets held for sale	(53)	(15)
Total	(9)	11

47.    Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2020 and December 31, 2019, the transactions with related parties are the following:

47.1    Transactions with significant shareholders

As of June 30, 2020 and December 31, 2019 there were no shareholders considered significant (see Note 25).

47.2    Transactions with BBVA Group entities

The balances of the main captions in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	June 2020	December 2019
Assets
Loans and advances to credit institutions	61	26
Loans and advances to customers	1,909	1,682
Liabilities
Loan commitments given	1	3
Other contingent commitments given	859	453
Financial guarantees given	-	-
Memorandum accounts
Loan commitments given	156	166
Other contingent commitments given	1,397	1,042
Financial guarantees given	50	106

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	June 2020	June 2019
Gains and losses:
Interest and other income	9	26
Interest expense	-	1
Fee and commission income	3	2
Fee and commission expense	19	14

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated Financial Statements of 2019) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated Financial Statements of 2019) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

47.3    Transactions with members of the Board of Directors and Senior Management

The amount and nature of the transactions carried out with members of the Board of Directors and Senior Management of BBVA is given below. These transactions belong to the Bank’s ordinary business or traffic, are of little relevance and have being carried out under normal market conditions.

As of June 30, 2020, there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2019, the amount availed against the loans granted by the Group’s entities to the members of the Board of Directors amounted to €607 thousand.

As of June 30, 2020 and December 31, 2019, there were no loans granted to parties related to the members of the Board of Directors.

As of June 30, 2020 and December 31, 2019 the amount availed against the loans granted by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €4,510 and €4,414 thousand, respectively. As of June 30, 2020 there were no loans granted by the Group’s entities to parties related to members of the Senior Management, and, as of December 31, 2019, the amount availed against the loans granted to parties related to members of the Senior Management amounted to €57 thousand.

As of June 30, 2020, and December 31, 2019, no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2020 and December 31, 2019, the amount availed against guarantees arranged with members of the Senior Management amounted to €10 thousand, respectively.

As of June 30, 2020 and December 31, 2019 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management amounted to €25 thousand, respectively.

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 48.

47.4    Transactions with other related parties

During the six months ended June 30, 2020 and the year ended December 31, 2019, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

48.    Remuneration and other benefits for the Board of Directors and members of the Bank’s Senior Management

Note 54 of the Notes to the BBVA Group's Consolidated Annual Financial Statements, corresponding to the financial year ending December 31, 2019, details the remuneration and other benefits corresponding to the members of the Board of Directors and of the Bank's Senior Management, including the description of the applicable policies and remuneration systems, and information regarding the conditions to receive remuneration and other benefits.

The Bank's General Shareholders' Meeting held on 15 March 2019 approved the Remuneration Policy for BBVA Directors applicable in the 2019, 2020 and 2021 financial years.

On the basis of said policies and remuneration systems, information regarding the remuneration and other benefits for the members of the Board of Directors and for Senior Management corresponding to the period between the start of the financial year and June 30, 2020 is shown below.

Remuneration of non-executive directors

The remuneration paid to non-executive directors during the first half of the 2020 financial year is itemized per director below:

Remuneration for non-executive directors (thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	64	28	33	36	-	58	-	25	244
Jaime Caruana Lacorte	64	83	83	53	-	-	-	-	284
Raúl Galamba de Oliveira (2)	43	-	-	18	-	-	11	-	71
Belén Garijo López	64	-	33	-	54	23	-	-	174
Sunir Kumar Kapoor	64	-	-	-	-	-	21	-	86
Lourdes Máiz Carro	64	-	33	-	21	-	-	-	119
José Maldonado Ramos	64	83	-	-	-	23	-	-	171
Ana Peralta Moreno	64	-	33	-	21	-	-	-	119
Juan Pi Llorens	64	-	-	107	-	23	21	40	256
Ana Revenga Shanklin (2)	32	-	-	18	-	-	-	-	50
Susana Rodríguez Vidarte	64	83	-	53	-	23	-	-	224
Carlos Salazar Lomelín (2)	32	-	-	-	7	-	-	-	39
Jan Verplancke	64	-	-	-	7	-	21	-	93
Total (3)	751	278	215	285	111	150	75	65	1,930

(1)    Amounts received during the first half of 2020 by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.

(2)    Directors appointed by the General Meeting held on 13 March 2020. Remunerations paid based on the date on which the position was accepted.

(3)    Including the amounts corresponding to the positions of the member of the Board and of the various committees during the first half of the 2020 financial year. The composition of these committees was amended by agreement of the Board of Directors dated 29 April 2020.

In addition, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020, received a total of €54 thousand and €111 thousand, respectively, for their membership of the Board and to the various Board Committees during the first quarter of the financial year.

Likewise, during the first half of the 2020 financial year, €109 thousand was paid in healthcare and casualty insurance premiums to non-executive directors.

Remuneration of executive directors

The remuneration paid to non-executive directors during the first half of the 2020 financial year is itemized per director below:

Fixed remuneration (thousands of Euros)

Chairman	1,227
Chief Executive Officer (1)	1,090
Total	2,316

 (1) In addition, in accordance with the current Remuneration Policy for BBVA Directors, during the first half of the 2020 financial year, the Chief Executive Officer received €327 thousand as cash in lieu of pension and €300 thousand as a mobility allowance.

Variable remuneration corresponding to previous financial years (1)
	In cash (thousands of euro)	In shares

Chairman	1,292	215,628
Chief Executive Officer	775	144,578
Total	2,067	360,206

(1) Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration (AVR) for the 2019 financial year and to the deferred AVR for the 2016 financial year to be paid in 2020, along with its update in cash. The deferred AVR for the 2016 financial year of the Chairman and the Chief Executive Officer is associated with their previous roles as Chief Executive Officer and President & CEO of BBVA Compass (now BBVA USA), respectively.

Moreover, in the first half of the 2020 financial year, remuneration in kind was paid to executive directors, including insurance premiums and other items, for a total amount of €333 thousand, of which €204 thousand correspond to the Chairman and €129 thousand to the Chief Executive Officer.

As Head of Global Economics & Public Affairs (Head of GE&PA), former executive director José Manuel González Páramo Martínez-Murillo, who left his role of director on 13 March 2020, received €168 thousand in fixed remuneration; €174 thousand and 28,353 BBVA shares, corresponding to 40% of the AVR for the 2019 financial year and the deferred portion of the AVR for the 2016 financial year, payment of which was due in the 2020 financial year, including the corresponding cash update; as well as €33 thousand in remuneration in kind.

Remuneration of members of Senior Management (*)

The remuneration paid to the Senior Management as a whole during the first half of the 2020 financial year, excluding executive directors, is itemized below:

Fixed remuneration (thousands of Euros)

Senior Management total	7,444

Variable remuneration corresponding to previous financial years (1)
	In cash (1) (thousands of euro)	In shares (1)

Senior Management total	2,832	465,709

(1) Remuneration corresponding to the upfront portion (40%) of the AVR for the 2019 financial year and, in the case of members who were beneficiaries, to the deferred AVR for the 2016 financial year to be paid in 2020, along with its update in cash. For those members of Senior Management appointed by the Board of Directors during the 2019 financial year, the remuneration included relates to their previous positions.

(*) 15 members with such status as of June 30, 2020, excluding executive directors.

Furthermore, during the first half of the 2020 financial year, remuneration in kind was paid in favor of Senior Management as a whole, excluding executive directors, which included insurance premiums and other items, for a total amount of €678 thousand.

Remuneration system with deferred delivery of shares for non-executive directors

During the first half of the 2020 financial year, the following theoretical shares were allocated, derived from the remuneration system with deferred delivery of shares for non-executive directors, equivalent to 20% of the total remuneration in cash received by each director in 2019:

	Theoretical shares allocated in 2020	Theoretical shares accumulated as of June 30, 2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Caruana Lacorte	22,067	31,387
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Susana Rodríguez Vidarte	18,724	141,138
Jan Verplancke	7,189	12,392
Total (1)	145,590	607,849

(1) Furthermore, 8,984 theoretical shares were assigned to Tomás Alfaro Drake and 18,655 theoretical shares were assigned Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020. After leaving their roles, both directors received a number of BBVA shares equivalent to the total number of theoretical shares that each of them had accumulated to date (102,571 and 135,046 BBVA shares, respectively) in application of the system.

Pension commitments with executive directors and members of Senior Management

Executive directors (thousands of Euros)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Chairman	836	189	21,353
Chief Executive Officer	-	126	-
Total	836	315	21,353

(1) Contributions registered to fulfil the proportion of pension commitments undertaken with the executive directors corresponding to the first half of the 2020 financial year. In the case of the Chairman, these correspond to the sum of the annual contribution to cover retirement benefits and the adjustment made to the discretionary pension benefits for the 2019 financial year that fell due in the 2020 financial year once the AVR for the year 2019 had been determined and to the death and disability premiums. For the Chief Executive Officer, the contributions registered correspond exclusively to the proportion of the premiums for death and disability given that, in his case, no commitments were made for the retirement benefit.

In the case of the head of GE&PA, €89 thousand was registered in contributions to fulfil the pension commitments undertaken in proportion to the time spent in office during the first half of the 2020 financial year. This corresponds to the sum of the annual contribution to cover retirement benefits and the adjustment made to the discretionary pension benefits for the 2019 financial year that fell due in the 2020 financial year once the AVR for the year 2019 (€52 thousand) had been determined and to the death and disability premiums (€37 thousand).

As of the date on which he left his position, the total accumulated fund to meet the retirement commitments for the former head of GE&PA was €1,404 thousand, with no further contributions to be made by the Bank from that point on.

Senior Management (thousands of Euros)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Senior Management total*	1,487	517	20,613

(1) Contributions registered to fulfil the proportion of pension commitments undertaken with the Senior Management as a whole for the first half of the 2020 financial year corresponding to the sum of the annual contributions to cover retirement benefits and the adjustments to discretionary pension benefits for the 2019 financial year that fell due in the 2020 financial year once the AVR for the year 2019 had been determined, and to the death and disability premiums.

(*) 15 members with such status as of June 30, 2020, excluding executive directors.

Payments for the termination of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance payments to executive directors.

The contractual framework defined for the executive directors, in accordance with the Remuneration Policy for BBVA Directors, establishes a post-contractual non-compete agreement for executive directors, effective for a period of two (2) years after they cease as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of duties. In compensation for this agreement, the Bank shall award them remuneration to an amount equivalent to one Annual Fixed Remuneration per year of duration, which will be paid monthly over the course of the two-year duration of the non-compete agreement.

Accordingly, the executive director Head of GE&PA, who left his role on 13 March 2020, received €249 thousand during the first half of 2020.

With regard to the Senior Management team, excluding executive directors, during the first half of the 2020 financial year, the Bank has paid out a total of €2,185 thousand, resulting from the termination of the contractual relationship with one member of Senior Management and in fulfilment of the provisions of their contract (for the payment of legal indemnity and notice). In addition, the contract establishes a non-competition clause, effective for a period of one (1) year after they leave their role as a senior manager of BBVA, provided that they do not leave due to retirement, disability or serious dereliction of duties. In compensation for this agreement, the member of senior management received a total of €408 thousand during the first half of 2020.

49.    Subsequent events

On July 15, 2020, BBVA carried out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders for a total nominal amount of €1,000 million (see Note 6.3).

From July 1, 2020 to the date of preparation of these consolidated Financial Statements, no subsequent events requiring disclosure in these interim consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)    Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2020 and December 31, 2019, is as follows:

	June 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	74	86	63	62	47	-	(10)
Other financial corporations and individual entrepreneurs (financial business)	425	10	32	4	3	-	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	65,608	5,437	12,519	3,399	1,854	68	(3,297)
Of which: financing the construction and property (including land)	617	570	1,163	702	388	7	(468)
Rest homes (*)	201,229	1,746	75,260	6,024	4,349	84	(1,765)
Total	267,336	7,279	87,874	9,489	6,253	152	(5,078)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	43	38	29	20	16	-	(7)
Other financial corporations and individual entrepreneurs (financial business)	270	5	18	2	1	-	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39,407	3,072	7,644	2,284	952	47	(2,856)
Of which: financing the construction and property (including land)	496	245	707	482	216	-	(368)
Rest homes (*)	100,651	710	34,975	2,879	1,860	12	(1,379)
Total	140,371	3,824	42,666	5,185	2,829	59	(4,246)

(*)    Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €831 million of collective loss allowances and €4,236 million of specific loss allowances.

	DECEMBER 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	73	93	64	64	49	-	(11)
Other financial corporations and individual entrepreneurs (financial business)	387	8	62	4	3	-	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	68,121	5,085	18,283	3,646	1,810	178	(3,252)
Of which: financing the construction and property (including land)	1,131	400	1,314	688	393	32	(428)
Rest homes (*)	173,403	1,510	67,513	5,827	4,414	33	(1,519)
Total	241,984	6,696	85,922	9,541	6,276	211	(4,788)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	45	41	30	21	16	-	(7)
Other financial corporations and individual entrepreneurs (financial business)	241	6	30	2	1	-	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39,380	3,148	11,706	2,466	1,020	50	(2,923)
Of which: financing the construction and property (including land)	819	321	790	445	210	4	(392)
Rest homes (*)	96,429	758	34,463	2,908	2,006	17	(1,229)
Total	136,095	3,954	46,229	5,396	3,044	67	(4,164)

(*)    Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €624 million of collective loss allowances and €4,164 million of specific loss allowances.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2020 and December 31, 2019:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2020	December 2019
Credit institutions	-	-
Central governments	138	147
Other financial corporations and individual entrepreneurs (financial activity)	9	6
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,539	5,479
Of which: Financing the construction and property development (including land)	805	660
Households	6,004	5,818
Total carrying amount	11,690	11,450

NPL ratio by type of renegotiated loan

The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2020 and December 31, 2019, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

Ratio of Impaired loans - Past due
	June 2020	December 2019
General governments	39%	39%
Commercial	61%	64%
Of which: Construction and property development (including land)	57%	70%
Other consumer	46%	50%

b)   Qualitative information on the concentration of risk by activity and guarantees

June 2020 - Loans to customers by activity (carrying amount) (Millions of Euros)
				Collateralized loans - Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	27,288	953	4,990	979	729	859	3,077	299
Other financial institutions	21,014	312	11,639	432	1,389	3,876	5,905	349
Non-financial institutions and individual entrepreneurs	186,831	33,153	16,969	12,437	14,082	10,518	5,222	7,863
Construction and property development	14,253	10,344	1,623	2,734	5,192	3,109	367	565
Construction of civil works	7,677	704	447	390	222	119	88	332
Other purposes	164,901	22,105	14,899	9,313	8,668	7,290	4,767	6,966
Large companies	108,357	9,881	11,755	5,196	4,595	4,506	2,950	4,389
SMEs (**) and individual entrepreneurs	56,544	12,224	3,144	4,117	4,073	2,784	1,817	2,577
Rest of households and NPISHs (***)	159,015	104,166	4,411	22,568	26,929	31,898	19,110	8,072
Housing	107,776	102,423	2,243	21,599	26,403	31,428	17,602	7,634
Consumption	42,645	484	1,730	407	254	152	1,247	154
Other purposes	8,594	1,259	438	562	272	318	261	284
TOTAL	394,148	138,584	38,009	36,416	43,129	47,151	33,314	16,583
MEMORANDUM ITEM:
Forbearance operations (****)	11,690	7,156	190	1,449	1,460	1,573	1,265	1,599

(*)     The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises.

(***)   Non-profit institutions serving households.

(****)  Net of provisions.

December 2019 - Loans and advances to customers by activity (carrying amount) (Millions of Euros)
				Collateralized loans- Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,257	1,067	10,886	4,914	1,510	1,077	3,651	801
Other financial institutions	23,114	281	13,699	1,856	219	103	11,688	115
Non-financial institutions and individual entrepreneurs	176,474	26,608	30,313	22,901	10,082	8,478	5,270	10,190
Construction and property development	15,171	4,497	2,114	2,313	1,765	1,476	457	600
Construction of civil works	7,146	756	468	499	248	152	106	219
Other purposes	154,157	21,355	27,731	20,089	8,069	6,850	4,707	9,371
Large companies	104,661	8,665	19,058	12,647	3,620	3,828	2,727	4,901
SMEs (**) and individual entrepreneurs	49,496	12,690	8,673	7,442	4,449	3,022	1,980	4,470
Rest of households and NPISHs (***)	167,117	108,031	5,582	23,057	27,714	32,625	20,529	9,688
Housing	110,178	104,796	2,332	20,831	26,639	31,707	18,701	9,250
Consumption	46,356	507	2,075	450	316	174	1,502	140
Other purposes	10,583	2,728	1,175	1,776	759	744	326	298
TOTAL	395,962	135,987	60,480	52,728	39,525	42,283	41,138	20,794
MEMORANDUM ITEM:
Forbearance operations (****)	11,450	7,396	256	1,547	1,427	1,572	1,247	1,859

(*)     The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises.

(***)   Non-profit institutions serving households.

(****)  Net of provisions.

c)    Information on the concentration of risk by activity and geographical area

June 2020 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	153,008	43,317	32,695	48,761	28,235
General governments	143,603	65,118	12,903	53,724	11,858
Central Administration	104,712	48,642	12,563	31,921	11,586
Other	38,891	16,476	340	21,803	272
Other financial institutions	54,666	16,118	12,571	18,172	7,805
Non-financial institutions and individual entrepreneurs	243,525	75,102	24,076	97,039	47,308
Construction and property development	17,881	3,602	105	11,776	2,398
Construction of civil works	11,089	5,475	1,493	1,437	2,684
Other purposes	214,555	66,025	22,478	83,826	42,226
Large companies	152,516	39,983	21,671	62,039	28,823
SMEs and individual entrepreneurs	62,039	26,042	807	21,787	13,403
Other households and NPISHs	159,731	90,439	2,859	55,535	10,898
Housing	107,776	74,162	1,806	28,760	3,048
Consumer	42,646	11,788	686	22,631	7,541
Other purposes	9,309	4,489	367	4,144	309
TOTAL	754,533	290,094	85,104	273,231	106,104

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

December 2019 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	109,471	23,127	40,332	31,851	14,161
General governments	134,929	56,478	9,861	57,174	11,416
Central Administration	96,639	39,573	9,505	36,287	11,274
Other	38,290	16,905	356	20,887	142
Other financial institutions	52,406	13,822	19,828	15,749	3,007
Non-financial institutions and individual entrepreneurs	232,034	70,762	25,963	92,198	43,111
Construction and property development	18,915	3,538	361	11,688	3,328
Construction of civil works	10,607	5,403	1,303	1,431	2,470
Other purposes	202,512	61,821	24,299	79,079	37,313
Large companies	147,643	37,402	23,310	61,858	25,073
SMEs and individual entrepreneurs	54,869	24,419	989	17,221	12,240
Other households and NPISHs	167,379	90,829	3,180	62,098	11,272
Housing	110,178	75,754	725	30,557	3,142
Consumer	46,358	11,954	675	25,897	7,832
Other purposes	10,843	3,121	1,780	5,644	298
TOTAL	696,219	255,018	99,165	259,070	82,967

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

APPENDIX II. Additional information on risk concentration

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

Lending for real estate development of the loans as of June 30, 2020, and December 31, 2019 is shown below:

June 2020. Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,717	701	(311)
Of which: Impaired assets	552	271	(264)
Memorandum item:
Write-offs	2,253
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	193,056
Total consolidated assets (total business) (book value)	753,824
Impairment and provisions for normal exposures	(5,957)

December 2019. Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,649	688	(286)
Of which: Impaired assets	567	271	(252)
Memorandum item:
Write-offs	2,265
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	185,893
Total consolidated assets (total business)	698,690
Impairment and provisions for normal exposures	(4,934)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2020	December 2019
Without secured loan	372	298
With secured loan	2,345	2,351
Terminated buildings	1,371	1,461
Homes	1,029	1,088
Other	342	373
Buildings under construction	647	545
Homes	404	348
Other	243	197
Land	328	345
Urbanized land	223	240
Rest of land	104	105
Total	2,717	2,649

The table below provides the breakdown of the financial guarantees given as of June 30, 2020 and December 31, 2019:

Financial guarantees given (Millions of Euros)
	June 2020	December 2019
Financial guarantees given in relation to construction and real estate development	59	44
Amount recognized on the liabilities of the balance sheets	4	5

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2020 and December 31, 2019 is as follows:

June 2020. Financing allocated by credit institutions to construction and real estate development and lending for house purchase. (Millions of Euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	75,534	2,961
Without mortgage	1,661	25
With mortgage	73,873	2,936
December 2019. Financing allocated by credit institutions to construction and real estate development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	76,961	2,943
Without mortgage	1,672	22
With mortgage	75,289	2,921

The loan to value (LTV) ratio of the above portfolio is as follows:

Total risk over the amount of the last valuation available (Loan To Value) (*)
	Total risk over the amount of the last valuation available (Loan To Value)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount. June 2020	15,233	19,350	20,517	11,282	7,491	73,873
of which: Impaired loans	188	332	505	534	1,377	2,936
Gross amount. December 2019	15,105	19,453	20,424	11,827	8,480	75,289
of which: Impaired loans	182	313	506	544	1,376	2,921

(*) The LTV is calculated based on the last available appraisal of the property or valuation of the real estate guarantee. Taking into account only the last available appraisal, as of June 30, 2020, the percentage of mortgage operations with LTV> 80% would be 11%.

Outstanding home mortgage loans as of June 30, 2020 and December 31, 2019 had an average LTV of 47%. The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	June 2020
	Gross Value	Valuation adjustments on impaired assets	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	987	(514)	(238)	473
Terminated buildings	361	(149)	(58)	212
Homes	206	(79)	(32)	127
Other	155	(70)	(26)	85
Buildings under construction	66	(27)	(11)	39
Homes	65	(26)	(11)	39
Other	1	(1)	-	-
Land	560	(338)	(169)	222
Urbanized land	517	(317)	(152)	200
Rest of land	43	(21)	(17)	22
Real estate assets from mortgage financing for households for the purchase of a home	1,163	(622)	(169)	541
Rest of foreclosed real estate assets	471	(249)	(41)	222
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,344	(351)	(313)	993
Total	3,965	(1,736)	(761)	2,229

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2019
	Gross Value	Valuation adjustments on impaired assets	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain	1,048	(555)	(266)	493
Terminated buildings	378	(150)	(58)	228
Homes	221	(81)	(33)	140
Other	157	(69)	(25)	88
Buildings under construction	79	(44)	(24)	35
Homes	78	(43)	(24)	35
Other	1	(1)	-	-
Land	591	(361)	(184)	230
Urbanized land	547	(338)	(167)	209
Rest of land	44	(23)	(17)	21
Real estate assets from mortgage financing for households for the purchase of a home	1,192	(612)	(153)	580
Rest of foreclosed real estate assets	451	(233)	(37)	218
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,380	(293)	(255)	1,087
Total	4,071	(1,693)	(711)	2,378

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Jaime Sáenz de Tejada Pulido 1.
Name:	Jaime Sáenz de Tejada Pulido
Title:	Chief Financial Officer
Date:	July 31, 2020